UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Trecora Resources

(Name of Subject Company)

Trecora Resources

(Names of Persons Filing Statement)

Common Stock, $0.10 par value per share

(Title of Class of Securities)

894648104

(CUSIP Number of Class of Securities)

Patrick D. Quarles

President and Chief Executive Officer

Trecora Resources

1650 Hwy 6 S, Suite 190

Sugar Land, TX 77478

(281) 980-5522

(Name, address and telephone numbers of person authorized to receive notices and communications on behalf of the persons filing statement)

With copies to:

Benjamin R. Wills

Morgan, Lewis & Bockius LLP

1701 Market St.

Philadelphia, PA 19103

(215) 963-5000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

-i-

Item 1. Subject Company Information.

Name and Address.

The name of the subject company is Trecora Resources, a Delaware corporation (the “Company”). The address of the Company’s principal executive office is 1650 Highway 6 South, Suite 190, Sugar Land, TX 77478. The telephone number of the Company’s principal executive office is (281) 980-5522.

Securities.

The title of the class of equity securities to which this Solicitation/Recommendation Statement on Schedule 14D-9 (including the documents annexed hereto or incorporated herein, this “Schedule 14D-9”) relates is the Company’s common stock, par value $0.10 per share (each such share, a “Share,” and collectively, the “Shares”). As of May 16, 2022, there were 23,713,657 Shares issued and outstanding.

Item 2. Identity and Background of Filing Person.

Name and Address.

The name, business address and business telephone number of the Company, which is both the person filing this Schedule 14D-9 and the subject company, are set forth above under the heading “Item 1. Subject Company Information—Name and Address.”

Tender Offer.

This Schedule 14D-9 relates to the cash tender offer (the “Offer”) by Balmoral Swan MergerSub, Inc., a Delaware corporation (“Merger Sub”) and a wholly owned, direct subsidiary of Balmoral Swan Parent, Inc., a Delaware corporation (“Parent”), which is controlled by certain funds managed by affiliates of Balmoral Funds, LLC (“Balmoral Funds”), to acquire any and all of the issued and outstanding Shares at a price per Share of $9.81, in cash, net to the holder thereof, without interest and subject to applicable tax withholding (the “Offer Price”), upon the terms and subject to the conditions set forth in the Offer to Purchase, dated May 25, 2022 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal (as may be amended or supplemented from time to time, the “Letter of Transmittal”).

The Offer, once commenced, will initially remain open for a minimum of 20 business days, subject to certain possible extensions on the terms set forth in the Merger Agreement (as defined below) (as extended, the “Expiration Time”). If at the scheduled Expiration Time any of the conditions to the Offer have not been satisfied or waived, then Merger Sub may (and, if requested by the Company, will), extend the Offer for one or more consecutive periods of up to 10 business days each (or any other period as may be approved in advance by the Company) to permit the satisfaction of all Offer conditions, except that if the sole remaining unsatisfied Offer condition is the Minimum Condition (as defined below), Merger Sub will not be required (but in its sole discretion may elect) to extend the Offer on up to three occasions in consecutive periods of 10 business days each (or such other period as may be approved in advance by the parties).

Merger Sub’s obligation to purchase the Shares validly tendered and not validly withdrawn pursuant to the Offer is subject to the satisfaction or waiver of customary conditions, including, among others, (i) there being validly tendered and not validly withdrawn immediately prior to the Expiration Time the number of Shares that, together with any Shares held, if any, by Parent, Merger Sub or any of their respective affiliates, represents at least a majority of all then outstanding Shares as of the Expiration Time (the “Minimum Condition”); (ii) the absence of any law, injunction, judgment or other legal restraint that prohibits consummation of the Offer or the Merger (as defined below); (iii) the accuracy of the representations and warranties of the Company contained in the Merger Agreement, subject to customary exceptions; (iv) the Company’s compliance in all material respects with its covenants and agreements contained in the Merger Agreement; (v) the absence of any continuing event, development or circumstance that has had or would reasonably be expected to have a material adverse effect on the Company; (vi) Parent’s receipt of a certificate signed on behalf of the Company by its chief executive officer, certifying that certain conditions are satisfied as of immediately prior to the Expiration Time, and (vii) the Merger Agreement has not been terminated pursuant to its terms. The Offer is described in a Tender Offer Statement on Schedule TO (as may be amended or supplemented from time to time, the “Schedule TO”), filed by Merger Sub with the Securities and Exchange Commission (the “SEC”) on May 25, 2022. The Offer to Purchase and Letter of Transmittal are filed as Exhibits (a)(1)(A) and (a)(1)(B) to this Schedule 14D-9, respectively, and are incorporated herein by reference.

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of May 11, 2022 (as amended by that certain Amendment to Agreement and Plan of Merger, dated as of May 25, 2022 (the “Amendment to the Merger Agreement”), and as it may be further amended from time to time, the “Merger Agreement”), by and among the Company, Parent and Merger Sub. Following consummation of the Offer, the Merger Agreement provides that, among other things, upon its terms and subject to the satisfaction or (to the extent permitted by applicable law) waiver of each of the applicable conditions set forth therein, Merger Sub will be merged with and into the Company (the “Merger” and, together with the Offer and the other transactions contemplated by the Merger Agreement (excluding the debt and equity financing for the Offer and the Merger), the “Transactions”), with the Company continuing as the surviving corporation (the “Surviving Corporation”) and non-publicly traded, wholly-owned subsidiary of Parent following the effectiveness of the Merger. Because the Merger Agreement contemplates that the Merger will be governed by Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), no Company stockholder vote will be required to approve or consummate the Merger. The Company does not expect there to be a significant period between the consummation of the Offer and the consummation of the Merger. At the effective time of the Merger (the “Effective Time”), which, under the terms of the Merger Agreement, will take place no later than the date of, and immediately following, the payment for the Shares in the Offer, all remaining outstanding Shares not tendered in the Offer (other than Shares held by (1) the Company (or any wholly owned subsidiary of the Company) as treasury stock, Parent, Merger Sub or any of their respective affiliates, which Shares will be automatically cancelled and will cease to exist (the “Cancelled Shares”), or (2) stockholders who are entitled to demand and do properly demand appraisal rights in accordance with, and in compliance in all respects with, the DGCL in connection with the Merger (the “Dissenting Shares”)) will be cancelled and automatically converted into the right to receive an amount equal to the Offer Price (the “Merger Consideration” and the Merger Consideration or Offer Price to be received by holders of Shares in the Transactions, as applicable, the “Consideration”), without interest and less any applicable taxes required to be withheld. See “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Effect of the Merger on Company Shares and Equity-Based Incentive Awards” below for a description of the treatment of Company stock options, RSUs (as defined below) and PSUs (as defined below).

Merger Sub commenced (within the meaning of Rule 14d-2 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) the Offer on May 25, 2022. Subject to the terms and conditions of the Merger Agreement and the Offer, the Offer is initially scheduled to expire at 12:00 a.m., New York City time, on June 24, 2022 (one minute after 11:59 p.m. on the 20th business day following (and including the day of) the commencement of the Offer), unless the offer is extended or earlier terminated pursuant to the applicable provisions of the Merger Agreement.

The foregoing summary of the Offer, the Merger and the Merger Agreement is qualified in its entirety by the descriptions contained in the Offer to Purchase and the Letter of Transmittal as well as the full text of the Merger Agreement. Copies of the Merger Agreement, Amendment to the Merger Agreement, the Offer to Purchase and the Letter of Transmittal are filed as Exhibits (e)(1), (e)(2), (a)(1)(A) and (a)(1)(B), respectively, to this Schedule 14D-9 and are incorporated herein by reference.

As set forth in the Schedule TO, the principal executive offices of Parent and Merger Sub are located at 11150 Santa Monica Blvd. Suite 825, Los Angeles, CA 90025.

The information relating to the Offer, including the Offer to Purchase, the Letter of Transmittal and related documents (including, without limitation, the Merger Agreement) and this Schedule 14D-9 (including certain referenced documents), can be obtained without charge from the SEC’s website at www.sec.gov.

Item 3. Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, as of the date hereof, to the knowledge of the Company, there are no material agreements, arrangements, or understandings or any actual or potential conflicts of interest between the Company or its affiliates, on the one hand, and (1) its executive officers, directors, or affiliates or (2) Parent, Merger Sub or their respective executive officers, directors, or affiliates (including the Balmoral Funds), on the other hand.

Arrangements between the Company and Parent and Merger Sub.

Merger Agreement

On May 11, 2022, the Company, Parent and Merger Sub entered into the Merger Agreement. The summary of the Merger Agreement contained in Section 11 of the Offer to Purchase and the description of the conditions of the Offer contained in Section 13 of the Offer to Purchase are incorporated herein by reference. Such summary and description do not purport to be complete and are qualified in their entireties by reference to the full text of the Merger Agreement and the Amendment to the Merger Agreement, which are filed as Exhibits (e)(1) and (e)(2) to this Schedule 14D-9 and are incorporated herein by reference.

The Merger Agreement governs the contractual rights and obligations among the Company, Parent and Merger Sub in relation to the Offer and the Merger. The Merger Agreement is included as an exhibit to this Schedule 14D-9 to provide the Company’s stockholders with additional information regarding the terms of the Merger Agreement and the Transactions. The representations, warranties and covenants of the Company contained in the Merger Agreement have been made solely for the benefit of Parent and Merger Sub. In addition, such representations, warranties and covenants (1) have been made only for purposes of the Merger Agreement, (2) have been qualified by (a) matters specifically disclosed in certain reports filed by the Company with the SEC prior to the date of the Merger Agreement (subject to certain exceptions) and (b) confidential disclosures made to Parent and Merger Sub in the disclosure schedule delivered in connection with the Merger Agreement, (3) are subject to various materiality qualifications contained in the Merger Agreement, which may differ from what may be viewed as material by investors, (4) were made as of the applicable date specified in the Merger Agreement, (5) will not survive consummation of the Merger (except as otherwise stated in the Merger Agreement) and (6) have been included in the Merger Agreement for the purpose of allocating risk between the contracting parties rather than establishing matters as fact. Accordingly, the Merger Agreement is included with this Schedule 14D-9 only to provide investors with information regarding the terms of the Merger Agreement and the Transactions, and not to provide investors with any other information regarding the Company or its business. In addition, any such confidential disclosures may contain information that modifies, qualifies, and/or creates exceptions to the representations, warranties and covenants set forth in the Merger Agreement. Investors should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the Company or any of its subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures. The Merger Agreement should not be read alone, but should instead be read in conjunction with the other information regarding the Company that is or will be contained in, or incorporated by reference into, the Forms 10-K, Forms 10-Q and other documents that the Company files with the SEC, including with regard to the Offer and the Merger.

Equity Commitment Letter

Parent has received an equity commitment letter, dated May 11, 2022 (the “Equity Commitment Letter”), from Balmoral Special Situations Fund III, L.P. (the “Special Situations Fund III”), an investment fund managed by affiliates of Balmoral Funds (in such capacity, and together with any equity co-investor, any affiliates or any affiliated funds of the Special Situations Fund III to whom the obligations of the Special Situations Fund III under the Equity Commitment Letter are assigned, including Balmoral Special Situations Fund IV, L.P. (“Special Situations Fund IV”) or any parallel fund or alternative investment vehicle thereof, in each case to the extent such assignment is permitted under the terms of the Equity Commitment Letter, the “Equity Investors”), pursuant to which the Equity Investors have committed, severally and not jointly, subject to the conditions of the Equity Commitment Letter, equity financing (“Equity Financing”) up to $123 million in the aggregate in equity (the “Equity Commitment”) for the purpose of enabling (1) Parent to cause Merger Sub to accept for payment and pay for all Shares tendered pursuant to the Offer at the acceptance time and (2) Parent to make the payments due under the Merger Agreement in connection with the Merger at the Effective Time, in each case, pursuant to, and in accordance with, the Merger Agreement.

The Equity Investors’ funding obligations under the Equity Commitment Letter will automatically terminate and cease to be of any further force or effect without the need for any further action by any person upon the earliest to occur of: (1) the valid termination of the Merger Agreement in accordance with its terms, (2) the closing of the Merger, (3) the payment by the Equity Investors of their guaranteed obligation pursuant to the Limited Guarantee (defined below), and (4) the assertion, directly or indirectly, by the Company or any of its affiliates of certain claims against the Equity Investors or certain other related parties subject to certain limitations.

The Company is an express third-party beneficiary of the Equity Commitment Letter solely to the extent the Company is entitled, in accordance with, and subject to, the terms and conditions of the Merger Agreement, to specific performance of Parent’s obligation to cause the Equity Financing to be funded in accordance with the terms and conditions of the Equity Commitment Letter.

The foregoing summary and description of the Equity Commitment Letter does not purport to be complete and is qualified in its entirety by reference to the full text of the Equity Commitment Letter, which is filed as Exhibit (e)(3) to this Schedule 14D-9 and is incorporated herein by reference.

The Limited Guarantee

On May 11, 2022, in connection with the execution and delivery of the Merger Agreement, the Special Situations Fund III provided the Company with a limited guarantee (the “Limited Guarantee”), pursuant to which, among other things, the Special Situations Fund III guarantees the payment and performance of certain of the Parent’s obligations to the Company with respect to certain payments as described in Section 11 of the Offer to Purchase (including without limitation the “Parent Termination Fee” if, when, and as due pursuant to Section 8.3(c) of the Merger Agreement, subject to the terms and conditions of the Limited Guarantee.

The foregoing summary and description of the Limited Guarantee does not purport to be complete and is qualified in its entirety by reference to the full text of the Limited Guarantee, which is filed as Exhibit (e)(6) to this Schedule 14D-9 and is incorporated herein by reference.

Assignment and Assumption Agreement

On May 16, 2022, Special Situations Fund III entered into an assignment and assumption agreement with Special Situations Fund IV (the “Assignment Agreement”), pursuant to which Special Situations Fund III assigned its obligation to fund the lesser of 66.66667% of the Equity Commitment and $80 million of the Equity Commitment to Special Situations Fund IV. Additionally, pursuant to the Assignment Agreement, Special Situations Fund III assigned 66.6667% of its obligations under the Limited Guarantee (as defined below) to Special Situations Fund IV.

The foregoing summary and description of the Assignment Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Assignment Agreement, which is filed as Exhibit (e)(7) to this Schedule 14D-9 and is incorporated herein by reference.

Confidentiality Agreement

The Company and Balmoral Funds entered into a confidentiality agreement dated as of December 16, 2021 (the “Confidentiality Agreement”). As a condition to being furnished with Confidential Information (as defined in the Confidentiality Agreement), Balmoral Funds agreed that such Confidential Information will be kept confidential by it and its Representatives (as defined in the Confidentiality Agreement) and will be used solely for the purpose of evaluating a possible transaction involving the Company. The Confidentiality Agreement contains customary standstill provisions with a term of 12 months that would automatically terminate before the expiration of such term in certain situations, including the entry by the Company into a final definitive agreement with any person or group that is not an affiliate of the Company pursuant to which such person or group agrees to acquire at least a majority of the outstanding voting securities of the Company or to engage in a transaction where such person or group will beneficially own at least a majority of the outstanding voting power of the Company. The Confidentiality Agreement provides that all such Confidential Information disclosed by the Company during the two-year period beginning on the date of the Confidentiality Agreement (the “Disclosure Period”) shall be subject to the terms of the Confidentiality Agreement. The Confidentiality Agreement expires five years after the end of the Disclosure Period.

The foregoing summary and description of the Confidentiality Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Confidentiality Agreement, which is filed as Exhibit (e)(8) to this Schedule 14D-9 and is incorporated herein by reference.

Tender and Support Agreement

On May 11, 2022, in connection with the execution and delivery of the Merger Agreement, certain current directors and executive officers of the Company (collectively, the “Supporting Stockholders”), entered into a Tender and Support Agreement with Parent (the “Tender and Support Agreement”). The Supporting Stockholders collectively beneficially own approximately 4.5% of the outstanding Shares as of May 16, 2022.

Pursuant to the Tender and Support Agreement, the Supporting Stockholders have agreed to tender in the Offer all Shares beneficially owned by such stockholders and not withdraw any such Shares previously tendered. Such directors and executive officers have agreed to tender into the Offer all Shares beneficially owned by them and not to withdraw any such Shares previously tendered. They have also agreed to vote all Shares beneficially owned by them, among other things, (a) in favor of any proposal recommended by the Board that is intended to facilitate the consummation of the Offer or the Transactions, (b) against any change in the Board, (c) against any Company Acquisition Proposal (as defined in the Merger Agreement), including any Superior Company Proposal (as defined in the Merger Agreement) (or any proposal relating to or intended to facilitate a Company Acquisition Proposal or a Superior Company Proposal) and (d) against any action, agreement or transaction that is intended or would reasonably be expected to materially impede, interfere with, delay, postpone, frustrate, prevent or adversely affect the consummation of the Offer, the Merger or the other Transactions. The Tender and Support Agreement terminates upon certain events: (i) the valid termination of the Merger Agreement, (ii) the Effective Time, (iii) the date of any modification, waiver or amendment to any provision of the Merger Agreement that is effected without such Supporting Stockholder’s prior written consent and that reduces the amount, or changes the form, or imposes conditions or requirements (which are inconsistent with the Merger Agreement), of the consideration payable to such Supporting Stockholder pursuant to the Merger Agreement as in effect on the date of the Tender and Support Agreement, or (iv) the mutual written consent of such Supporting Stockholder and Parent and Merger Sub.

The foregoing summary of the Tender and Support Agreement does not purport to be complete and is qualified in its entirety by reference to the full text of the Tender and Support Agreement, which is filed as Exhibit (e)(9) to this Schedule 14D-9 and is incorporated herein by reference.

Debt Commitment Letter

Parent and Bank of America, N.A., White Oak Global Advisors, LLC and SPP Credit Advisors, LLC (the “commitment parties”) have entered into separate debt commitment letters, each dated May 11, 2022 (collectively, the “Debt Commitment Letters” and, together with the Equity Commitment Letter, the Limited Guarantee, and the Tender and Support Agreement, the “Ancillary Agreements”), pursuant to which (i) White Oak Global Advisors, LLC and SPP Credit Advisors, LLC have agreed to provide a senior secured term loan facility in an aggregate principal amount of $130 million (the “Term Loan”), and (ii) Bank of America, N.A. has agreed to provide an asset based revolving credit facility of up to $35.75 million (the “Revolving Credit Facility” and together with the Term Loan, the “Debt Financing”), subject to borrowing base availability.

The respective obligations of the commitment parties to provide the Term Loan and the Revolving Credit Facility under the Debt Commitment Letters are subject to a number of conditions, including the receipt of executed loan documentation, satisfaction of the conditions to, and consummation of, the Offer and Merger, contribution of the equity contemplated by the Equity Commitment Letter, and other customary closing conditions for financings of this type.

The foregoing summary and description of the Debt Commitment Letters does not purport to be complete and is qualified in its entirety by reference to the full text of the Debt Commitment Letters, which are filed as Exhibits (e) (4) and (e)(5) to this Schedule 14D-9 and is incorporated herein by reference.

Arrangements between the Company and its Executive Officers, Directors and Affiliates.

Certain of the Company’s executive officers and directors may have interests in the Transactions that may be different from, or in addition to, those of the Company’s stockholders generally. The Company’s Board of Directors (the “Board”) was aware of those interests and considered them, among other matters, in evaluating and approving the Merger Agreement and the Transactions and in recommending that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

These interests are described in more detail below and, with respect to the Company’s named executive officers, are also quantified under the subsection entitled “Golden Parachute Compensation” under the section entitled “Quantification of Potential Payments to the Company’s Named Executive Officers” of this Item 3 of this Schedule 14D-9. The dates used below to quantify these interests have been selected for illustrative purposes only and do not necessarily reflect the dates on which certain events occur.

Effect of the Merger on Company Shares and Equity-Based Incentive Awards

Certain executive officers and directors of the Company hold one or more of the following forms of equity: Shares, Company stock options, RSUs and PSUs.

Shares

The Company’s executive officers and directors who tender Shares they own pursuant to the Offer will be entitled to the same Offer Price on the same terms and conditions as the other Company stockholders who tender Shares pursuant to the Offer. If the Merger occurs, at the Effective Time, any Shares owned by the Company’s executive officers and directors that are not tendered pursuant to the Offer will be entitled to receive the same Merger Consideration on the same terms and conditions as the other Company stockholders whose Shares are converted into the right to receive the Merger Consideration in the Merger.

Equity-Based Incentive Awards

Stock Options. Pursuant to the Merger Agreement, effective immediately prior to the Effective Time, each Company stock option that is outstanding and unexercised immediately prior thereto, whether vested or unvested, will be automatically cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest), if any, equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such Company stock option immediately prior to the Effective Time, by (y) an amount equal to (A) the Merger Consideration, less (B) the per Share exercise price of such Company stock option (the “Stock Option Consideration”); provided, however, that any Company stock option with respect to which the applicable per Share exercise price is greater than the Merger Consideration will be cancelled without consideration therefor. The Stock Option Consideration will be paid as promptly as practicable (and in no event later than the next regularly scheduled payroll date) after the Effective Time. All amounts payable upon cancellation of the stock options will be subject to deduction for any required tax withholding.

Restricted Stock Units. Pursuant to the Merger Agreement, effective immediately prior to the Effective Time, each vested Company restricted stock unit (“RSU”) award that is outstanding and each RSU award held by a non-employee director of the Company that is outstanding immediately prior thereto (each a “Cancelled RSU Award”) will be automatically cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such RSU award, by (y) the Merger Consideration (the “RSU Consideration”). The RSU Consideration will be paid as promptly as practicable (and in no event later than the next regularly scheduled payroll date) after the Effective Time.

Immediately prior to the Effective Time, each unvested RSU award will be cancelled and converted into a deferred cash award in respect of an amount obtained by multiplying (x) the aggregate number of Shares underlying such unvested RSU award, by (y) the Merger Consideration (each, an “RSU Replacement Award”). Each RSU Replacement Award will be governed by the terms of an individual agreement between the Company and the holder of such RSU Replacement Award and will represent the right to receive a cash payment that will become payable on the earlier of January 20, 2023 or on a termination of employment by the Surviving Corporation without “cause” or by the holder of such RSU Replacement Award for “good reason” (as those terms are defined in the Company’s Change of Control Severance Plan (the “Severance Plan”), and either such termination, a “Qualifying Termination”). The Surviving Corporation will make any required cash payment in respect of each RSU Replacement Award on the earlier of (a) January 20, 2023 or (b) within 60 days following a Qualifying Termination. The holder of an RSU Replacement Award need not be employed on January 20, 2023 to be eligible to receive the cash payment in respect of such RSU Replacement Award.

All amounts payable upon cancellation of the RSUs will be subject to deduction for any required tax withholding.

Performance Stock Units. Pursuant to the Merger Agreement, effective immediately prior to the Effective Time, each vested Company performance stock unit (“PSU”) award that is outstanding immediately prior thereto and each PSU award held by a non-employee director of the Company that is outstanding immediately prior thereto (each a “Cancelled PSU Award”) will be automatically cancelled and terminated and converted into the right to receive from the Surviving Corporation an amount in cash (without interest) equal to the product obtained by multiplying (x) the aggregate number of Shares underlying such PSU award, assuming target performance, by (y) the Merger Consideration (the “PSU Consideration”). The PSU Consideration will be paid as promptly as practicable (and in no event later than the next regularly scheduled payroll date) after the Effective Time.

Immediately prior to the Effective Time, each unvested PSU award will be cancelled and converted into a deferred cash award in respect of an amount obtained by multiplying (x) the aggregate number of Shares underlying such unvested PSU award, assuming target performance, by (y) the Merger Consideration (each, a “PSU Replacement Award”). Each PSU Replacement Award will be governed by the terms of an individual agreement between the Company and the holder of such PSU Replacement Award and will represent the right to receive a cash payment that will become payable on the earlier of January 20, 2023 or on a Qualifying Termination. The Surviving Corporation will make any required cash payment in respect of each PSU Replacement Award on the earlier of (a) January 20, 2023 or (b) within 60 days following a Qualifying

Termination. The holder of a PSU Replacement Award need not be employed on January 20, 2023 to be eligible to receive the cash payment in respect of such PSU Replacement Award.

All amounts payable upon cancellation of the PSUs will be subject to deduction for any required tax withholding.

The following table sets forth for each required individual, our current and former executive officers and non-employee directors, the aggregate number of Shares owned or subject to outstanding (i) vested and unvested Company stock options with an exercise price per Share that does not exceed the Merger Consideration, (ii) RSU awards and (iii) PSU awards, assuming target performance, in each case, as of May 16, 2022.

Name	Vested Stock Options (#)	Value of Vested Stock Options(1)	Unvested Stock Options (#)	Value of Unvested Stock Options(1)	RSUs (#)	Value of RSUs(1)	PSUs (#)(2)	Value of PSUs ($)(1)(2)	Shares of Common Stock (#)	Value of Common Stock(1)
Current Non-Employee Directors
Gary K. Adams	100,000	$267,000	—	—	—	—	—	—	39,153	$384,091
Pamela R. Butcher	—	—	—	—	—	—	—	—	43,894	$430,600
Nicholas N. Carter	150,000	(3)	—	—	—	—	—	—	411,344	$4,035,285
Adam C. Peakes	—	—	—	—	—	—	—	—	28,679	$281,341
Janet S. Roemer	—	—	—	—	—	—	—	—	42,063	$412,638
Karen A. Twitchell	—	—	—	—	—	—	—	—	51,942	$509,551
Current Executive Officers
Patrick D. Quarles	—	—	—	—	118,431	$1,161,808	181,410	$1,779,632	318,365	$3,123,161
S. Sami Ahmad	—	—	—	—	24,768	$242,974	38,858	$381,197	33,522	$328,851
Peter M. Loggenberg	—	—	—	—	23,595	$231,467	37,016	$363,127	69,277	$679,607
Rafael Pons	—	—	—	—	18,585	$182,319	26,402	$259,004	5,590	$54,838
Michael W. Silberman	—	—	—	—	46,310	$454,301	31,261	$306,670	14,929	$146,453

(1)	Dollar values throughout table are calculated based on the Consideration of $9.81 per Share.
(2)	PSUs presented based on target number of Shares assuming target performance.
(3)	The options held by Mr. Carter have an exercise price greater than per Share Consideration. Accordingly, such options will be cancelled without consideration therefor.

Director and Executive Officer Compensation Arrangements

In considering the recommendation of the Company’s board of directors (the “Board”) to tender Shares in the Offer, stockholders should be aware that the Company’s executive officers, members of the Board and affiliates may be considered to have interests in the execution and delivery of the Merger Agreement and all of the Transactions, including the Offer and the Merger, that may be different from or in addition to those of the Company’s stockholders, generally. The Board was aware of these interests and considered them, among other matters, in reaching its decision to approve the Merger Agreement and the Transactions. As described in more detail below, these interests include:

•	the cancellation of outstanding in-the-money Company stock options in exchange for the intrinsic value of such Company stock options;

•	the cancellation of RSUs and PSUs in connection with the Merger in exchange for RSU Replacement Awards and PSU Replacement Awards, respectively;

•	the potential receipt of payments and benefits by certain executive officers under our Severance Plan and individual employment agreements upon qualifying terminations of employment;

•	that the Company’s directors and executive officers or certain of their affiliates have entered into the Tender and Support Agreement in connection with the Merger Agreement and the Transactions; and

•	the entitlement to indemnification benefits in favor of directors and officers of the Company.

Employment and Change in Control Arrangements

Mr. Quarles

In connection with his appointment in December 2018 as President and Chief Executive Officer, Mr. Quarles entered into an employment agreement with the Company. Pursuant to his employment agreement, Mr. Quarles was entitled to an initial annual base salary of $600,000, subject to adjustment on an annual basis by the Board. Under the employment agreement, annual cash and long-term incentive (“LTI”) equity award targets were initially set at 100% and 130% of Mr. Quarles’ base salary, respectively. In addition, Mr. Quarles received a one-time award of 75,000 RSUs (which vested in equal installments over a three-year period) and received a monthly housing allowance of $5,000 which terminated on the one-year anniversary from the effective date of Mr. Quarles’ appointment. Subsequent to his employment agreement, the Board authorized an increase in Mr. Quarles’ LTI equity award target to 135% for 2020 and 155% for 2021.

Dr. Loggenberg

Contemporaneously with the acquisition of Trecora Chemical in October 2014, the Company entered into an employment contract and severance agreement and covenant not to compete, solicit and disclose with Dr. Loggenberg. Effective March 7, 2018, Dr. Loggenberg’s employment contract was amended to reflect his change in appointment from President of Trecora Chemical to Chief Sustainability Officer of the Company. In February 2019, Dr. Loggenberg’s employment contract was further modified to provide for payment of a base salary of $323,420, subject to adjustment on an annual basis by the Board. He also received a $35,000 signing bonus and grant of 7,000 restricted shares of the Company’s common stock, both in 2014, and a grant of 4,400 RSUs of the Company’s common stock in February 2019.

Mr. Pons

In connection with his appointment in May 2021 as Chief Manufacturing Officer, Mr. Pons executed an offer letter with the Company. Pursuant to his offer letter, Mr. Pons is entitled to an annual base salary of $300,000, subject to adjustment at the discretion of the Company from time to time. Under the offer letter, Mr. Pons’ annual cash bonus target was set at 55% and prorated for the periods of service prior to and after May 15, 2021 as follows: (i) for the period from January 1, 2021 to May 15, 2021, prorated annual cash bonus target set at 40% of the cumulative base salary for the same period; (ii) for the period from May 15, 2021 to December 31, 2021, prorated annual cash bonus target set at 55% of the new base salary for the same period; and (iii) for future calendar years, an annual cash bonus target set at 55% of the cumulative base salary earned in such applicable calendar year. In addition, Mr. Pons’ annual LTI equity award target was set at 55% and prorated for the periods of service prior to and after May 15, 2021 as follows: (i) on February 25, 2021, Mr. Pons was granted 12,640 RSUs based on his then-current annual LTI equity award target of his then current salary (40% of $225,000); (ii) on May 15, 2021, Mr. Pons LTI equity award was prorated and increased by an additional number of RSUs for the period from May 15, 2021 to December 31, 2021 based upon his new annual LTI equity award target of the new base salary (55% of $300,000); and (iii) for future calendar years, Mr. Pons’ annual LTI equity award target will be 55% of his base salary in effect at the time of such grant in such applicable calendar year, all such annual LTI equity award targets being subject to adjustment at the discretion of the Company from time to time.

Mr. Silberman

In connection with his appointment in June 2020 as General Counsel and Secretary, Mr. Silberman executed an offer letter with the Company. Pursuant to his offer letter Mr. Silberman is entitled to an annual base salary of $325,000 per year, subject to adjustment in the discretion of the Company from time to time. Under the offer letter, Mr. Silberman’s annual cash bonus and LTI award targets were each set at 55% of Mr. Silberman’s base salary. In addition, Mr. Silberman received a one-time award of the equivalent of $240,000 in RSUs, which vest in annual 1/3 increments over a three-year period subject to continued employment. Mr. Silberman also received a housing and relocation package of (i) $5,000 per month for the first 12 months of his employment, and (ii) a lump sum of $35,000 upon relocation to Houston, Texas. In light of the ongoing COVID-19 pandemic, Mr. Silberman’s monthly housing allowance was extended at a lower amount of $3,500 per month until end of June 2022.

Mr. Quarles’ employment agreement, Dr. Loggenberg’s severance agreement and Mr. Silberman’s offer letter also include provisions providing for certain payments upon termination and/or a change in control. For a discussion of these provisions, please see “Potential Payments upon Termination or Change in Control—Employment Agreements and Offer Letters” below. In addition, our named executive officers are entitled to certain severance benefits in the event of a change in control. Please see “Potential Payments upon Termination or Change in Control—Other Change in Control Severance Arrangements” below for information about these arrangements.

2021 and 2022 Base Salaries

Base salaries provide for competitive pay based on the market value of the position in order to attract and retain talent needed to run the business. Salaries are reviewed by the Compensation Committee annually. Salary increases may be given based on individual factors, such as competencies, skills, experience, performance and market practices. There are no specific weightings assigned to these individual factors. Annual salary increases are generally effective in the first quarter. Increases may also be given when executives assume new roles or are promoted.

In July 2020, at the request of the Company’s executives and in response to the COVID-19 pandemic, the Compensation Committee agreed to reduce executive salaries by approximately 1.5%. In 2021, the Compensation Committee voted to maintain base salaries at the previously approved ending 2020 levels (which reflect the voluntary salary reductions described above). This austerity compensation measure was relieved by the Compensation Committee in the first quarter of 2022.

Base salary determinations for 2021 and 2022 for our named executive officers are set forth below:

Name of Executive	Base Salary 2021	% Change from 2020 (pre-COVID Reductions)	Base Salary 2022	% Change from 2021
Patrick D. Quarles	$591,000	(1.5)%	$620,550	5.0%
S. Sami Ahmad	$311,257	(1.4)%	$326,820	5.0%
Peter M. Loggenberg	$323,420	(1.5)%	$339,591	5.0%
Rafael F. Pons(1)	$300,000	—	$315,000	5.0%
Michael W. Silberman(1)	$325,000	—	$341,250	5.0%

(1)

Mr. Pons’ base salary was increased to $300,000 in connection with his appointment as Chief Manufacturing Officer of the Company effective May 15, 2021. In addition, neither Mr. Pons nor Mr. Silberman were impacted by the COVID-19 related austerity measures that remained in effect for 2021 as they were not yet executive officers when such measures were enacted.

Annual Cash Bonuses

2021 Annual Cash Incentive Plan

The Company’s Compensation Committee adopted the 2021 annual cash incentive plan (the “2021 Bonus Plan”) which provides for target bonus opportunities for our named executive officers Messrs. Quarles, Ahmad, Loggenberg, Pons and Silberman, based on the achievement of established Company and individual financial and performance goals.

Name	Target Annual Cash Incentive (as % of Base Salary)(1)	Target Annual Cash Incentive for 2021
Patrick D. Quarles	100%	$591,000
S. Sami Ahmad	60%	$186,754
Peter M. Loggenberg	60%	$194,052
Rafael F. Pons(2)	55%	$165,000
Michael W. Silberman	55%	$178,750

(1)

These target percentages are multiplied by each named executive officer’s cumulative base salary to arrive at the annual incentive target in dollars. Annual incentive targets are pro-rated for the year in the case of mid-year adjustments.

(2)

Mr. Pons’ annual incentive target was increased to 55% in connection with his appointment as Chief Manufacturing Officer effective May 15, 2021. Mr. Pons’ annual cash bonus for 2021 was prorated based on his periods of service prior to and after the effective date of his promotion, and the applicable cash bonus target in effect, and base salary paid, for such periods. See the information regarding Mr. Pons’ compensation under “Employment and Change in Control Arrangements” for additional information.

2022 Annual Cash Incentive Plan

Based on analysis from Pearl Meyer, the Compensation Committee decided to maintain the design of the 2021 Bonus Plan for 2022. For 2022, the environmental, health and safety (EHS) target continued to be Total Recordable Incident Rate (TRIR) set at a target level of 0.69. The target bonus percentages for our named executive officers will remain unchanged from 2021 and will continue to be calculated as a percentage of cumulative base salary, as set forth in the following table:

Name	Target Annual Cash Incentive (as % of Base Salary)(1)	Target Annual Cash Incentive for 2022
Patrick D. Quarles	100%	$620,550
S. Sami Ahmad	60%	$196,092
Peter M. Loggenberg	60%	$203,755
Rafael F. Pons	55%	$173,250
Michael W. Silberman	55%	$187,688

(1)

These target percentages are multiplied by each named executive officer’s cumulative base salary to arrive at the annual incentive target in dollars. Annual incentive targets are pro-rated for the year in the case of mid-year adjustments.

Long-Term Incentive Plan (Equity Compensation)

2021 Long-Term Incentive Awards

Pursuant to the Company’s Stock and Incentive Plan (as amended the “Stock Incentive Plan”), the Company’s named executive officers are eligible to receive LTI equity awards. For fiscal 2021, the LTI equity plan consisted of (1) 50% of the LTI as PSUs contingent upon a set level of performance using threshold, target and maximum goals, and (2) 50% of the LTI as time-vested RSUs. The Compensation Committee also determined to maintain total stockholder return (TSR) and cumulative free cash flow (FCF) as the metrics for performance-based LTI equity awards. See “Effect of the Merger on Company Shares and Equity-Based Incentive Awards” above for a description of the treatment of the Company’s equity awards in connection with the Merger.

For 2021, the Company’s Compensation Committee reviewed market data provided by Pearl Meyer in determining target percentages for each of the named executive officers expressed as a percentage of base salary. Below are the 2021 LTI equity target percentages for each of the named executive officers.

Name	Target LTI (as $ of Base Salary)	2021 Base Salary	Target LTI
Patrick D. Quarles	155%	$591,000	$916,050
S. Sami Ahmad	60%	$311,257	$186,754
Peter M. Loggenberg	55%	$323,420	$177,881
Rafael F. Pons(1)	55%	$300,000	$165,000
Michael W. Silberman	55%	$325,000	$178,750

(1)

Mr. Pons’ target LTI equity percentage was increased to 55% in connection with his appointment as Chief Manufacturing Officer effective May 15, 2021. Mr. Pons’ annual LTI equity award was prorated based on his service prior to and after the effective date of his promotion, and the applicable LTI equity target in effect, and base salary paid, for such periods. See the information regarding Mr. Pons’ compensation under “Employment and Change in Control Arrangements” for additional information.

2022 Long-Term Incentive Awards

Based on analysis from Pearl Meyer, the Compensation Committee decided to maintain the design of the 2021 LTI equity awards for 2022. Accordingly, the LTI equity plan for 2022 consisted of: (1) 50% of the LTI as performance-based contingent upon a set level of performance using threshold, target and maximum goals, and (2) 50% of the LTI as time-vested. The 2022 maintained TSR and cumulative FCF as the metrics for performance-based LTI equity awards. Based on the above target LTI equity amounts, established in 2021 and used for 2022, and the closing stock price on the applicable grant date, the following awards were granted under the LTI equity plan in 2022 to the named executive officers:

Name of Employee	Time Vesting Period#1 2/25/22-2/25/23	Time Vesting Period#2 2/25/23-2/25/24	Time Vesting Period#3 2/25/24-2/25/5	Performance Vesting Period 1/1/22-12/31/25	Total number of Time and Performance Vesting RSUs
Patrick D. Quarles	18,258	18,258	18,258	54,776	109,550
S. Sami Ahmad	3,722	3,722	3,722	11,168	22,334
Peter M. Loggenberg	3,545	3,546	3,546	10,636	21,273
Rafael F. Pons	3,563	3,563	3,563	10,688	21,377
Michael W. Silberman	3,288	3,289	3,289	9,866	19,732
Total	32,376	32,378	32,378	97,134	194,266

Potential Payments upon Termination or Change in Control

Employment Agreements and Offer Letters

Mr. Quarles

Pursuant to his employment agreement, if Mr. Quarles is terminated (including (i) due to death or disability or (ii) for “cause” or by Mr. Quarles without “good reason” (each as defined in his employment agreement)), he (or his estate or beneficiaries, as applicable) will be entitled to receive (a) any accrued and unpaid base salary through the date of termination, (b) reimbursement for any reimbursable business expenses and (c) such benefits as may be provided under the terms of the Company’s benefits plans.

If Mr. Quarles is terminated by the Company without cause or Mr. Quarles resigns for good reason, other than in the context of a “corporate change” (as defined in our LTI equity plan), he would also be entitled to receive:

•	a lump sum payment in an amount equal to twelve months of his then base salary;

•	Mr. Quarles’ annual cash incentive award for the year in which termination occurs, prorated for the portion of the year in which Mr. Quarles worked and calculated based on target performance; and

•	all unvested RSUs granted in connection with his appointment and all other time-vesting awards under our LTI equity plan will immediately vest.

In the event Mr. Quarles is terminated by the Company without cause or Mr. Quarles resigns for good reason within eighteen months following a corporate change, he would also be entitled to receive:

•	a lump sum payment in an amount equal to twenty-four months of his then base salary;

•	Mr. Quarles’ annual cash incentive award for the year in which termination occurs, prorated for the portion of the year in which Mr. Quarles worked and calculated based on target performance; and

•	all unvested RSUs granted in connection with his appointment and all other time-vesting awards under our LTI equity plan will immediately vest.

All severance payments not required by law are subject to Mr. Quarles’ compliance with the surviving portions of his employment agreement and execution of an irrevocable release of claims in favor of the Company and related parties. Mr. Quarles’ employment agreement includes customary non-disclosure, non-competition and non-solicitation covenants.

Dr. Loggenberg

Pursuant to his severance agreement, if Dr. Loggenberg is terminated by the Company other than for “good cause” (as defined in his severance agreement), he will be entitled to receive a lump sum payment in an amount equal to one year of his then base salary (excluding bonuses, grants of stock and /or stock options, profit sharing, benefits, and perquisites). The cash severance will be payable in six equal monthly installments. Dr. Loggenberg’s severance agreement includes customary non-disclosure, non-competition and non-solicitation covenants.

Mr. Silberman

Pursuant to his offer letter, if Mr. Silberman is terminated by the Company other than for just cause, he will be entitled to receive an amount equal to (a) any accrued and unpaid base salary through the date of termination, (b) reimbursement for any reimbursable business expenses, (c) wages for any accrued and unused vacation through the date of termination and (d) a lump sum separation payment equal to (i) 12 months of then-current base salary and (ii) one-year target cash bonus (based on Mr. Silberman’s annual bonus target percentage).

Other Change in Control Severance Arrangements

Under the Trecora Resources Stock and Incentive Plan. Pursuant to the terms of the LTI equity plan, unless otherwise provided in an individual award agreement, upon the occurrence of a “corporate change” all outstanding awards will become fully vested and exercisable, free of applicable restrictions, and all performance criteria will be deemed to have been achieved at maximum levels (with payments in respect of performance awards paid pro rata to the effective date of the corporate change). The individual award agreements governing outstanding RSUs prior to 2020 provide for immediate vesting of such awards upon a corporate change (unless otherwise provided in an employment agreement). The 2020 award agreements provide, and it is the Company’s intention that future award agreements will provide that a corporate change will not trigger vesting of the related award unless it is followed by the termination of the named executive officer consistent with the Company’s other change in control severance arrangements (i.e., double trigger vesting).

Subject to the terms of any separate employment agreement with a named executive officer, upon any termination of employment other than following a corporate change, unvested RSUs will be forfeited unless otherwise determined by the Compensation Committee in its discretion.

Under the Change in Control Severance Plan and Letter Agreement with Mr. Ahmad. Subject to the terms of any separate employment agreement, the named executive officers are entitled to certain severance benefits in connection with a “corporate change” (as defined in our LTI equity plan) under our Severance Plan and, with respect to Mr. Ahmad, a separate letter agreement (the “Letter Agreement”).

In accordance with the Severance Plan and the Letter Agreement, if a named executive officer’s employment with the Company is terminated by the Company without “cause” or by such named executive officer for “good reason” (each as defined in the Severance Plan or the Letter Agreement, as applicable), in each case within 18 months following the consummation of a corporate change, the named executive officer would be entitled to receive:

•	a lump sum payment in an amount equal to twelve months of his or her then base salary;

•

the named executive officer’s annual cash incentive award for the year in which termination occurs, prorated for the portion of the year in which the named executive officer worked prior to termination and calculated based on target performance; and

•	all of the participant’s equity grants under the Company’s LTI plan will immediately vest and become payable.

Receipt by a participant of payments under the Severance Plan is conditioned upon the execution and delivery of a general waiver and release agreement.

Continuing Employee Benefits

The Merger Agreement requires Parent to provide or cause to be provided certain compensation and benefits for a period of 12 months following the Effective Time (or, if earlier, until the applicable continuing employee ceases employment with the Company) for continuing Company employees, and to take certain actions in respect of employee benefits provided to the Company’s employees, including its executive officers. For a detailed description of these requirements, please refer to the summary contained in Section 11 of the Offer to Purchase, under the heading “The Merger Agreement—Employee Benefits Matters.”

Quantification of Potential Payments to the Company’s Named Executive Officers

The information set forth in the table below is intended to comply with Item 402(t) of Regulation S-K, which requires disclosure of information about compensation for each of the Company’s named executive officers that is based on or otherwise relates to the Transactions. The compensation arrangements of the Company’s named executive officers that are described above are incorporated herein by reference.

Please note that the amounts indicated below are estimates based on the material assumptions described in the notes to the table below, which may or may not actually occur. Some of these assumptions are based on information currently available and, as a result, the actual amounts, if any, that may become payable to a named executive officer may differ in material respects from the amounts set forth below. Furthermore, for purposes of calculating the amounts below, the Company has assumed:

•	May 16, 2022, as the date of the closing of the Offer and occurrence of the Effective Time (which is the latest practicable date prior to the filing of this Schedule 14D-9);

•

where appropriate, the employment of each named executive is terminated by the Company without “cause” or by the named executive officer for “good reason,” in either case, immediately following the Effective Time; and

•	the value of accelerated vesting of any Company equity award is calculated based on a price per Share equal to the Consideration of $9.81.

See “Effect of the Merger on Company Shares and Equity-Based Incentive Awards” above for a description of the treatment of the Company’s equity awards in connection with the Merger.

Golden Parachute Compensation

Name	Cash(1)	Equity(2)	Total
Patrick D. Quarles	$1,470,618	$2,941,440	$4,412,059
S. Sami Ahmad	$399,347	$624,171	$1,023,518
Peter M. Loggenberg	$414,952	$594,594	$1,009,546
Rafael F. Pons	$379,079	$441,322	$820,401
Michael W. Silberman	$410,669	$760,972	$1,171,640

(1)

Amounts in this column reflect cash severance that each named executive officer would be eligible to receive under the Severance Plan or his employment agreement, as applicable, on a “double-trigger” basis, i.e., in the event of a termination of the employment of such named executive officer without “cause” or for “good reason,” each as defined in the applicable Severance Plan or individual agreement, on or within 18 months following the Effective Time. The following table quantifies the base salary and prorated bonus components that could become payable to each named executive officer on such a termination of employment assuming a termination date of May 16, 2022. Depending on whether the Effective Time is later in the calendar year than May 16, 2022, the amount of the prorated bonus component of potential severance will increase accordingly.

Name	Base Salary Severance ($)	Pro-Rated Bonus Severance ($)
Patrick D. Quarles	$1,241,100	$229,518
S. Sami Ahmad	$326,820	$72,527
Peter M. Loggenberg	$339,591	$75,361
Rafael F. Pons	$315,000	$64,079
Michael W. Silberman	$341,250	$69,419

(2)

Amounts in this column reflect the value of the RSU Replacement Awards and PSU Replacement Awards that are expected to be received by the named executive officers in connection with the cancellation of RSUs and PSUs, determined by the number of RSUs and PSUs (assuming target performance) held by each such named executive officer as of May 16, 2022. Following the Effective Time, each RSU Replacement Award and PSU Replacement Award will represent the right to receive a cash payment (calculated based on the price per Share equal to the Merger Consideration and, for PSUs, assuming target performance) that will become payable on the earlier of (a) January 20, 2023 or (b) within 60 days following a Qualifying Termination. See “Effect of the Merger on Company Shares and Equity-Based Incentive Awards” above for a description of the treatment of the Company’s equity awards in connection with the Merger.

The following table quantifies the number of Shares subject to unvested RSUs held by named executive officers and unvested PSUs (assuming target performance) held by named executive officers, and quantifies the value of RSU Replacement Awards and PSU Replacement Awards expected to be received by such named executive officers.

Name	Number of RSUs Expected to be Cancelled (#)	Expected Value of Replacement RSU Awards	Number of PSUs Expected to be Cancelled (#)	Expected Value of Replacement PSU Awards
Patrick D. Quarles	118,431	$1,161,808	181,410	$1,779,632
S. Sami Ahmad	24,768	$242,974	38,858	$381,197
Peter M. Loggenberg	23,595	$231,467	37,016	$363,127
Rafael F. Pons	18,585	$182,319	26,402	$259,004
Michael W. Silberman	46,310	$454,301	31,261	$306,670

Exchange Act Section 16 Matters

Pursuant to the Merger Agreement, the Company has agreed that the Board, or an appropriate committee of non-employee directors thereof, will adopt a resolution consistent with the interpretative guidance of the SEC so that the disposition by any officer or director of the Company who is a “covered person” of the Company for purposes of Section 16 of the Exchange Act, and the rules and regulations thereunder, of the Company’s equity securities pursuant to the Merger Agreement and the Merger will be an exempt transaction for purposes of Section 16 of the Exchange Act.

Rule 14d-10 Matters

The Merger Agreement provides that, prior to the consummation of the Offer, to the extent required, the Compensation Committee of the Board will take such steps to cause each employment compensation, severance or other employee benefit arrangement, plan, program or understanding entered into or established by the Company or any of its subsidiaries pursuant to which consideration is payable to any officer, director or employee who is a holder of any security of the Company to be approved by the Compensation Committee of the Board in accordance with the requirements of Rule 14d-10(d)(2) under the Exchange Act as an “employment compensation, severance or other employee benefit arrangement” within the meaning of Rule 14d-10(d)(2) under the Exchange Act and satisfy the requirements of the non-exclusive safe harbor set forth in Rule 14d-10(d) of the Exchange Act.

Indemnification and Exculpation of Directors and Officers

Under Section 145 of the DGCL, the Company has the power to indemnify its directors and officers against liabilities they may incur in such capacities.

As permitted by the DGCL, the Company’s amended and restated certificate of incorporation (the “certificate of incorporation”) includes a provision that eliminates the personal liability of its directors to the Company or its stockholders for monetary damages for breach of fiduciary duty as a director to the fullest extent permitted under the DGCL.

As permitted by the DGCL, the Company’s amended and restated bylaws (the “bylaws”) provide that: (1) the Company is required to indemnify its directors and officers to the fullest extent permitted by the DGCL; (2) the Company is required to pay or reimburse the expenses incurred in defending any proceeding in advance of its final disposition under certain circumstances; and (3) the rights conferred in the Company’s bylaws are not exclusive.

The Company has entered into indemnification agreements with its directors and certain officers to give such directors and officers additional contractual assurances regarding the scope of the indemnification set forth in its certificate of incorporation and bylaws and to provide additional procedural protections. The indemnification agreements entered into by the Company generally require it to indemnify these individuals to the fullest extent permitted under the DGCL against liabilities that may arise by reason of their service to the Company or its subsidiaries, and to advance expenses incurred as a result of any proceeding against them as to which they could be indemnified under such agreement.

The Company has also obtained customary directors’ and officers’ liability insurance.

The Merger Agreement provides that for a period of six (6) years from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, assume, honor and fulfill in all respects the obligations of the Company and its subsidiaries to indemnify, hold harmless and advance the costs, fees and expenses of all past and present directors and officers of the Company or each Company subsidiary (collectively, the “Covered Persons”) under and to the same extent such persons are indemnified as of the date of the Merger Agreement by the Company or such Company subsidiary pursuant to (i) indemnification, expense advancement and exculpation provisions in the Company charter, the Company bylaws, the certificate of incorporation and bylaws, or equivalent organizational or governing documents, of any Company subsidiary, and (ii) any indemnification agreements, if any, in existence on the date of the Merger Agreement with any Covered Person and made available to Parent (collectively, the “Existing Indemnification Agreements”), in each case, to the fullest extent permitted by applicable law, arising out of acts or omissions in their capacity as directors or officers of the Company or such Company subsidiary occurring at or prior to the Effective Time. Parent will cause the Surviving Corporation to advance expenses (including reasonable legal fees and expenses) incurred in the defense of any proceeding or investigation with respect to the matters subject to indemnification pursuant to the Merger Agreement in accordance with the procedures (if any) set forth in the Company’s charter, the Company bylaws, the certificate of incorporation and bylaws, or equivalent organizational documents, of any subsidiary of the Company, and any Existing Indemnification Agreements, as applicable; provided, that the applicable Covered Person provides an undertaking to repay such advance if it is ultimately determined by a final non-appealable order of a court of competent jurisdiction that such Covered Person is not entitled to indemnification under the Merger Agreement or otherwise. Notwithstanding anything herein to the contrary, if any proceeding (whether arising before, at or after the Effective Time) is made against such persons with respect to matters subject to indemnification, expense advancement or exculpation hereunder on or prior to the sixth (6th) anniversary of the Effective Time, the provisions of the Merger Agreement will continue in effect until the final disposition of such Proceeding or investigation.

In addition, the Merger Agreement provides that for not less than six (6) years from and after the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation and the equivalent governing documents of the Company subsidiaries will contain provisions no less favorable with respect to exculpation, indemnification of and advancement of expenses to Covered Persons for periods at or prior to the Effective Time than are currently set forth in the Company Charter and the Company Bylaws and the equivalent governing documents of the Company’s subsidiaries, as applicable. Following the Effective Time, the Existing Indemnification Agreements will be assumed by the Surviving Corporation, without any further action, and will continue in full force and effect in accordance with their terms and will not be amended, modified or terminated.

Further, the Merger Agreement provides that for not less than six (6) years from and after the Effective Time, the Surviving Corporation will, and Parent will cause the Surviving Corporation to, maintain for the benefit of the directors and officers of the Company and the Company subsidiaries, as of the date of the Merger Agreement and as of the Effective Time, an insurance and indemnification policy that provides coverage for events occurring prior to the Effective Time (the “D&O Insurance”) that is substantially equivalent to and in any event providing coverage not less favorable in the aggregate than the existing policies of the Company and the Company subsidiaries; provided that the Surviving Corporation will not be required to pay an annual premium for the D&O Insurance in excess of three hundred percent (300%) of the last annual premium paid prior to the date of the

Merger Agreement, but in such case will purchase as favorable of coverage as is reasonably available for such amount. The provisions of the immediately preceding sentence will be deemed to have been satisfied if prepaid policies have been obtained by the Company prior to the Effective Time and provide such directors and officers with coverage for an aggregate period of at least six (6) years with respect to claims arising from facts or events that occurred on or before the Effective Time, including in connection with the adoption and approval of the Merger Agreement and the transactions contemplated by the Merger Agreement. If such prepaid policies have been obtained prior to the Effective Time, the Company, and the Surviving Corporation, as applicable, will, and Parent will cause the Surviving Corporation to, maintain such policies in full force and effect, and continue to honor the obligations thereunder.

Item 4. The Solicitation or Recommendation.

Recommendation of the Board.

At a meeting held on May 11, 2022, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

Accordingly, and for the other reasons described in more detail below, the Board hereby unanimously recommends that the Company’s stockholders accept the Offer and tender their Shares in the Offer.

A copy of a press release issued by the Company, dated May 11, 2022, announcing entry into the Merger Agreement is filed as Exhibit (a)(5)(A) to this Schedule 14D-9 and is incorporated herein by reference.

Background of the Offer; Reasons for the Recommendation of the Board.

Background of the Offer

As part of the Company’s regular consideration and evaluation of its long-term strategic goals and plans, the Board and members of Company senior management periodically review, consider, and assess the Company’s operations and financial performance, as well as overall industry and market conditions, with the goal of enhancing value for its stockholders. Members of senior management of the Company and the Board also regularly assess strategic alternatives, including comparing those alternatives against the risks associated with pursuing the Company’s existing plan, including, among others, (i) the costs and challenges inherent in being a small-cap publicly traded company with relatively low trading liquidity, (ii) potential future competition, including from larger companies that might have competitive advantages from their broader commercial scope and economies of scale or from smaller regional competitors, (iii) the risks inherent in the petroleum products and speciality chemicals industry, (iv) the challenges and risks associated with growing organically or through strategic acquisitions, (v) recent capital markets trends disfavoring businesses producing petroleum-based products; (vi) risks arising from the required periodic maintenance, upgrading, expansion, refurbishment or improvement of the Company’s facilities, including any unexpected operational or mechanical failures, or casualty events inherent chemical manufacturing, storage, handling and transportation; (vii) general economic conditions and the negative impact on demand for the Company’s products that could result from a worsening global or major regional economy; and (viii) the various additional risk factors pertaining to the Company that are listed in Item 1A of Part I of its most recent Annual Report filed on Form 10-K, as amended.

Evaluation of Strategic Alternatives

As part of its regular long-term planning process, on February 12 and 13, 2020, the Board met to consider and discuss various long-term strategic alternatives which could increase stockholder value as an alternative to or in conjunction with the Company’s execution of its current plan. Such scenarios included, among others, (i) a potential strategic transaction with a similarly sized company (i.e., a “merger-of-equals”), (ii) one or a series of acquisitions of smaller businesses and/or joint venture arrangements (i.e., “tuck-in” acquisitions), (iii) implementing a share repurchase plan, (iv) declaring one or more special dividends, and (iv) exploring a potential sale of the Company (collectively, the “Company Strategic Alternatives”).

Since identifying the Company Strategic Alternatives, the Board and senior Company management have actively pursued several of these potential options. Beginning in late 2020, the Company, with the help of Guggenheim Securities, LLC (“Guggenheim Securities”) as financial advisor, explored a potential merger-of-equals transaction in which the Company would have been the acquiror. Among other things, the Company performed significant financial and legal due diligence on the potential counterparty and negotiated definitive terms of the transaction. Ultimately, however, in late summer 2021 the Board determined that completing the transaction would not be in the best interests of the Company and its stockholders, and discussions between the Company and the potential counterparty were formally terminated on October 1, 2021. In 2020 and 2021, the Company also identified several potential “tuck-in” acquisition targets, but due to the Company’s unique business and various market factors, the Board and management determined that the costs of pursuit and potential execution and integration risks outweighed the marginal potential positive impacts that a series of such small acquisitions could provide. Finally, from March to November 2021, the Company repurchased approximately 1.425 million of the Company’s Shares on the open market pursuant to an announced Board-authorized Share Repurchase Program in an effort to increase stockholder value.

Engagement with Stockholders

Beginning in March 2021 through May 2022, the Company has had significant engagement with its largest stockholders. From March 2021 through February 2022, affiliates of Peter DeSorcy and Ortelius Advisors (“Ortelius”) acquired over 11% of the Company’s outstanding common stock. Also, from September 2021 through March 2022, Bradley Radoff and various of his affiliates acquired over 9% of the Company’s outstanding stock. Throughout such periods, Mr. DeSorcy and Mr. Radoff have separately been critical of the Board’s and management’s strategy for the Company.

Members of the Board and management have taken this stockholder feedback seriously, holding numerous meetings with Mr. DeSorcy and numerous Board meetings throughout 2021 and 2022 to discuss and consider the concerns, suggestions and recommendations expressed by the Company’s stockholders. In addition to being critical of the Board and management in meetings and in public Schedule 13D filings with the SEC, Mr. DeSorcy has stated to management and members of the Board at various times that he believes the sale of the company in a take-private transaction would be in the best interests of the stockholders. On other occasions (detailed below), Mr. DeSorcy has expressed an interest in buying the Company. In October 2021, the Board’s Nominating and Governance Committee interviewed Mr. DeSorcy as well as Shawn Abrams, an affiliate of Mr. DeSorcey, and Michael Lefenfeld, a chemical industry executive, after Mr. DeSorcy requested that the Company add three directors to the Board. In November 2021, the Company offered to appoint Mr. Abrams to the Board, but Mr. DeSorcy declined this offer. In February 2022, an affiliate of Ortelius and Mr. DeSorcy delivered a nomination notice to the Company nominating six directors to the Board, including Mr. Abrams and Mr. Lefenfeld. In April 2022, the affiliate withdrew its nomination of three candidates and filed a preliminary proxy statement in support of electing the remaining three candidates to the Board. In addition to the interviews of Mr. Abrams, Mr. DeSorcy and Mr. Lefenfeld conducted by the Board’s Nomination and Corporate Governance Committee, members of the Board’s Nomination and Corporate Governance Committee interviewed two potential candidates, David Johnson and Ted Pettijohn, for the Board in response to requests and nominations made by Mr. DeSorcy and Ortelius.

Members of management and the Board also had discussions on several occasions throughout late 2021 and 2022 with Mr. Radoff and his colleagues to discuss his views on the future strategy of the Company. Both in those meetings and in Schedule 13D filings made publicly with the SEC, Mr. Radoff stated that he believes the sale of the Company would be in the best interests of the stockholders.

Continued Consideration of Strategic Alternatives

In the fall of 2021, the Board and senior Company management revisited their consideration of the Company Strategic Alternatives. On October 15, 2021, Guggenheim Securities’ engagement letter with the Company was amended to clarify that it continued to apply to this evaluation.

On October 20, 2021, the Board held a meeting via videoconference in which Sami Ahmad, the Company’s Chief Financial Officer, and Michael Silberman, the Company’s General Counsel, as well as representatives of Guggenheim Securities, Morgan, Lewis & Bockius LLP (“Morgan Lewis”), outside counsel to the Company, and Spotlight Advisors (“Spotlight”), advisor to the Company with respect to stockholder engagement and strategy matters, participated and at which the Board conducted a review of the Company Strategic Alternatives. At this meeting, representatives from Guggenheim Securities among other things reviewed the details of each of the previously discussed Company Strategic Alternatives. The Board discussed the risks and potential benefits to each alternative based on the Company’s experience in implementing certain of such strategic alternatives and in light of market, financial and other information reviewed by Guggenheim Securities. The Board discussed the risks and potential benefits to each alternative based on the Company’s experience in implementing certain of such strategic alternatives and in light of market, financial and other information contained in the Guggenheim Securities presentation. The Board and its advisors also discussed the likely responses of the Company’s stockholders, including Mr. DeSorcy and Mr. Radoff, to the various alternatives. A representative of Morgan Lewis also provided a presentation to the Board on its fiduciary duties in relation to the various Company Strategic Alternatives discussed.

On October 27, 2021, Mr. Quarles and Mr. Ahmad held a conversation by phone with Mr. DeSorcy to discuss Mr. DeSorcy’s stated interest in acquiring the Company, as well as Mr. DeSorcy’s willingness to enter into a non-disclosure agreement and the Company’s willingness to appoint Mr. Abrams to the Board.

On October 29, 2021, the Board held a meeting at which Mr. Ahmad, Mr. Silberman and representatives of Guggenheim Securities, Spotlight and Vinson & Elkins LLP (“Vinson & Elkins”), outside counsel to the Company with respect to stockholder engagement, were also present. At the meeting the Board and its advisors discussed the Company Strategic Alternatives, the potential reaction from Company stockholders to the execution of certain Company Strategic Alternatives, and the advantages and disadvantages of publicly announcing an ongoing strategic review of alternatives.

On November 2, 2021, Mr. DeSorcy filed an amendment to Schedule 13D disclosing an 11% ownership stake in the Company and disclosing publicly his potential interest in acquiring the Company in a take-private transaction. The closing price of the Company’s Shares on such date was $7.53, which is referred to elsewhere in this document as the “unaffected Share price.”

On November 15 and 16, 2021, the Board and senior members of Company management met in person to discuss a number of general financial planning matters as well as the Company Strategic Alternatives. Representatives from Guggenheim Securities also participated in the meetings and, among other things, reviewed in detail the potential benefits and risks of each of the Company Strategic Alternatives, as well as considerations for maintaining the status quo and continuing to pursue the Company’s current plan. Representatives of Guggenheim Securities also summarized relevant market conditions and presented preliminary and illustrative valuation considerations for each of the Company Strategic Alternatives. Lastly, with respect to a potential sale of the Company, representatives of Guggenheim Securities provided an overview of potential acquirors as well as the projected timeline for launching and completing a successful sale process.

On November 20, 2021, the Board held a meeting by videoconference at which Mr. Ahmad, Mr. Silberman, representatives from Guggenheim Securities and Morgan Lewis participated, to once again discuss the Company Strategic Alternatives. Mr. Quarles and Mr. Ahmad discussed with the Board an updated and finalized version of the Company’s long-term plan which contained internal, forward-looking unaudited financial information for the fiscal years 2022 through 2026 based upon projections developed by management (the “Company Plan” or the “Company Projections”). Representatives from Guggenheim Securities reviewed with Board updates to the information discussed by Guggenheim Securities during the November 15 and 16, 2021 meetings reflecting the finalization of the Company Plan. A representative of Morgan Lewis was also in attendance and made a presentation to the Board regarding the Board’s fiduciary duties. After review and discussions regarding the Company Plan and the Board’s previous deliberations regarding the Company Strategic Alternatives, the Board unanimously resolved to authorize Company management to work with Guggenheim Securities to explore a Board-directed sale process, including the identification and initial outreach to potential buyers. The Board also unanimously approved the Company Plan and determined that it should be used by the Board, management and Guggenheim Securities in connection with preparing analyses and any fairness opinion with respect to any potential sale transaction. Following the meeting Guggenheim Securities and members of management commenced preparations to explore such a sale process.

On December 2 and 3, 2021, the Board held meetings to receive an update from Company management and representatives of Guggenheim Securities regarding the progress of exploring a sale transaction. A representative of Guggenheim Securities reviewed with the Board the potential buyers identified to date and explained the process for beginning the initial outreach to such potential buyers, which would be begin shortly thereafter.

On December 3, 2021, representatives of Guggenheim Securities held a call with Mr. DeSorcy, whereby Mr. DeSorcy reaffirmed his interest in potentially acquiring the Company. Over the course of the following weeks, representatives of the Company and Ortelius and their respective advisors exchanged emails regarding the execution of a Company-provided non-disclosure agreement containing customary standstill provisions in order to further explore Mr. DeSorcy’s expressed interest in acquiring the Company.

On December 5, 2021, Ms. Karen Twitchell, Chair of the Board, received an unsolicited phone call from a representatives of a potential financial sponsor acquiror (“Company A”) that had previously expressed interest in potentially acquiring Trecora Chemical in early 2020. During the call with Ms. Twitchell, the representative of Company A reiterated its ongoing interest in engaging in a transaction with the Company. On December 6, 2021, representatives of Guggenheim Securities held a call with representatives of Company A who indicated that Company A was intending to make a “friendly” approach and had reiterated its long-standing interest in a potential transaction with the Company.

Beginning on December 6, 2021, Guggenheim Securities formally launched the outreach process to potential buyers, ultimately contacting a total of 72 parties, including 29 potential strategic buyers and 43 potential financial sponsors over the course of the next several weeks. A total of 26 potential buyers ultimately agreed to and executed non-disclosure agreements containing customary standstill provisions in connection with their participation in the potential sale process.

On December 7, 2021, representatives of Guggenheim Securities contacted representatives of Balmoral Funds regarding their interest in the potential purchase of the Company. On December 16, 2021, Balmoral Funds executed a non-disclosure agreement.

On December 15, 2021, representatives of Ortelius sent a revised draft of the non-disclosure agreement to the Company that refused to agree to any standstill provisions and made other changes that the Company deemed unacceptable. The Company responded to Ortelius on December 16, 2022 with a revised non-disclosure agreement consistent with the revisions requested by other potential buyers as part of the potential sale process.

On December 21, 2021, the Board held a meeting at which Mr. Ahmad and Mr. Silberman participated to receive an update on the potential sale process and to review the confidential information presentation (the “CIP”) regarding the Company that had been prepared for delivery to potential bidders.

On December 22, 2021, representatives of Guggenheim Securities began delivering copies of the CIP to the various prospective buyers, including Balmoral Funds. Ultimately 26 prospective buyers received a copy of the CIP.

On December 28, 2022, representatives of Morgan Lewis further discussed the execution of a non-disclosure agreement, including a customary standstill agreement, with counsel to Mr. DeSorcy/Ortelius. Counsel advised that Ortelius was not willing to enter into such an agreement or obtain possession of any non-public information regarding the Company but would advise the Company if its interest changed.

On January 4, 2022, Mr. Quarles, Mr. Ahmad and Peter Loggenberg, the Company’s Chief Sustainability Officer, held a call with representatives of Company A to discuss the CIP.

On January 5, 2022, representatives of Guggenheim Securities held a call with representatives of Balmoral Funds to discuss the CIP, among other things. Immediately following this call, Balmoral Funds requested a call with the Company’s management team to discuss the CIP and an initial diligence review of the Company, which was held on January 14, 2022.

On January 5, 2022, representatives of Guggenheim Securities held a call with a potential financial sponsor acquiror (“Company B”) to discuss, among other things, specific inquiries related to the sale of the Company.

On January 12, 2022, representatives of Company B reached out to Guggenheim Securities requesting supplemental information from the Company and access to the Company’s management team.

On January 13, 2022, the Board held a meeting regarding the sale process. Representatives from Guggenheim Securities participated in the meeting and gave a general update on the general status of the status of the transaction and the progress to date with respect to outreach to potential buyers. Throughout January and February of 2022, members of Company management gathered due diligence information about the Company and prepared a virtual data room to be used in the potential sale process.

On January 14, 2022, Mr. Quarles, Mr. Ahmad, Dr. Loggenberg and Rafael Pons, the Company’s Chief Manufacturing Officer, met with representatives of Balmoral Funds to discuss the Company and to answer initial questions following Balmoral Funds’ review of the CIP and initial diligence review.

On January 17, 2022, Mr. Quarles, Mr. Ahmad and Dr. Loggenberg met with representatives of Company B to discuss operational and financial considerations regarding the facility operated by the Company’s wholly-owned subsidiary, Trecora Chemical, Inc. (“Trecora Chemical”).

On January 19, 2022, Mr. Quarles, Mr. Ahmad, Dr. Loggenberg and Mr. Pons met with representatives of Company A to discuss potential growth opportunities for the Company.

On January 20, 2022, Mr. Quarles, Mr. Ahmad, Dr. Loggenberg and Mr. Pons met with representatives of Company B to discuss operational and financial considerations regarding the facility operated by the Company’s wholly-owned subsidiary, South Hampton Resources, Inc. (“South Hampton”).

On January 21, 2022, Mr. Quarles, Mr. Ahmad, Dr. Loggenberg and Mr. Pons delivered a management presentation to representatives of a potential strategic acquiror (“Company C”). Also on January 21, 2022, representatives from Guggenheim met with Company C to discuss, among other things, the potential fit of the Company’s South Hampton facility within Company C’s operations.

On January 24, 2022, representatives of Guggenheim Securities held a discussion with Company A’s financial advisor regarding the anticipated process following the delivery of a bid for the Company. The next day, representatives of Guggenheim Securities held a similar conversation with representatives of Balmoral Funds.

On January 25, 2022, representatives of Company C notified representatives of Guggenheim Securities that Company C would not be moving forward regarding the purchase of the Company, but may be interested in acquiring South Hampton. That same day, representatives of Company B notified representatives of Guggenheim Securities that Company B would not be moving forward regarding the purchase of the Company, but may be interested in acquiring Trecora Chemical.

On January 25, 2022, Company A submitted an initial indication of interest that contemplated an all-cash transaction at $9.40 per Share, representing a 24.8% premium to the Company’s unaffected Share price of $7.53 and a 17.1% premium to the then-current Share price of $8.03.

On January 26, 2022, Balmoral Funds submitted an initial indication of interest that contemplated an all-cash transaction at $9.50 per Share, representing a 26.2% premium to the Company’s unaffected Share price of $7.53 and a 15.9% premium to the then-current Share price of $8.20.

On January 26, 2022, representatives of Guggenheim Securities conducted calls with a number of prospective bidders that had shown early interest but did not bid. The consensus feedback received from the prospective bidders who indicated that the Company was an interesting acquisition target was that the Company’s market price already reflected full and fair value for the Company.

On January 27, 2022, the Board held a meeting to discuss the bids received from Company A and Balmoral Funds. Mr. Ahmad, Mr. Silberman and representatives of Guggenheim Securities also participated. Representatives of Guggenheim Securities, among other things, compared the initial indications of interest received from each of Balmoral Funds and Company A, summarized the stated rationale of the prospective bidders that declined to move forward in the process, and provided general background information on both Balmoral Funds and Company A and summarized the sources and uses of funds that Balmoral Funds had provided in their indication of interest.

On January 30, 2022, Ms. Twitchell and Adam Peakes, a member of the Board, held a discussion with representatives of Guggenheim Securities regarding the two bids received to date from Balmoral Funds and Company A. Ms. Twitchell and Mr. Peakes instructed Guggenheim Securities to invite both bidders to attend a detailed management presentation on the condition that both bidders must be prepared to meaningfully improve their respective offers. Guggenheim Securities was also instructed to tell Company B and Company C that the Company would evaluate the separate sales of Trecora Chemical and South Hampton, respectively. Over the course of the next several days, representatives of Guggenheim Securities contacted Balmoral Funds, Company A, Company B and Company C accordingly.

On February 1, 2022, representatives of Company A met virtually with representatives of Guggenheim Securities and indicated that Company A was unlikely to be in a position to deliver any improved value and would likely not continue discussions. On that same day, representatives of Guggenheim Securities held discussions with representatives of a potential strategic acquiror (“Company D”) regarding Company D’s potential interest in participating in the potential sale process. On February 9, 2022, representatives of Company D indicated that Company D would not be moving forward in the sale process.

On February 2, 2022, representatives of Guggenheim Securities met virtually with Company C to discuss its interest in South Hampton.

On February 4, 2022, Company A’s financial advisor contacted representatives of Guggenheim Securities to explore the utility of Company A participating in a management presentation if, based on Guggenheim Securities’ judgment, the management presentation would include information that might allow Company A to pay a higher price.

On February 10, 2022, representatives of Company B reiterated its interest in Trecora Chemical to representatives of Guggenheim Securities and further communicated preliminary information requests. The next day, a representative of Company B conducted a site visit at Trecora Chemical’s plan in Pasadena, Texas.

On February 14, 2022, representatives of Company C indicated to representatives of Guggenheim Securities that they would no longer be pursuing a potential transaction with the Company given the complexity of the transaction and the limited overall strategic fit with Company C.

On February 18, 2022, representatives of the Company delivered a management presentation to representatives of Balmoral Funds and its advisors.

Also on February 18, representatives of Company A delivered a letter to representatives of Guggenheim Securities indicating Company A’s interest in re-engaging with the Company regarding a potential acquisition but reiterated that Company A still did not have a reason to believe that it would be able to increase its bid for the Company.

On February 22, 2022, representatives of Guggenheim Securities held a discussion with Ms. Twitchell, Mr. Peakes, Mr. Quarles and Mr. Ahmad to discuss the status of the active bidders and potential bidders.

On February 23, 2022, representatives of Guggenheim Securities held a call with representatives of Balmoral Funds to discuss feedback from the management presentation given on February 18, 2022, and to outline the next steps in the process.

On February 25, 2022, representatives and advisors of Balmoral Funds were granted access to a virtual data room to commence the due diligence review process.

On March 3, 2022, representatives of Company A performed due diligence site visits at both Trecora Chemical’s Pasadena site and South Hampton’s Silsbee site.

On March 4, 2022, the Board held a meeting, at which Mr. Ahmad and Mr. Silberman also participated, to discuss the general progress of the sale process.

On March 4, 2022, representatives of the Company delivered a management presentation virtually to the representatives of Company A.

Also on March 4, 2022, representatives of Guggenheim Securities received an inbound request from a potential strategic acquiror (“Company E”) indicating Company E’s interest in the sale process. Company E ultimately discontinued its engagement in the sale process on March 8, 2022.

On March 7, 2022, representatives of Guggenheim Securities received an inbound request from advisors to a potential strategic acquiror (“Company F”) indicating Company F’s interest in the sale process. On March 10, 2022, representatives of Company A notified representatives of Guggenheim Securities that Company A had elected to discontinue their pursuit of the Company, indicating that the additional time spent on the opportunity confirmed Company A’s view that the Company was fairly valued in the public markets.

Between March 11 and March 15, 2022, representatives of the Company held three separate financial due diligence calls with representatives of CohnReznick, LLP, Balmoral Funds’ quality of earnings report provider. During this time, representatives of Guggenheim Securities held a separate discussion with representatives of Balmoral Funds related to due diligence matters.

On March 15, 2022, representatives of Company F, after having received and reviewed the CIP, informed Guggenheim Securities that Company F would not be delivering a non-binding offer for the Company.

Between March 16 and April 12, 2022, the respective representatives and advisors of the Company and Balmoral Funds continued to hold discussions and site visits with respect to diligence, financing and general transaction matters.

On March 17, 2022, the Company posted an initial draft of the Merger Agreement to the virtual data room.

On March 18, 2022, Mr. Quarles had a discussion with representatives of Balmoral Funds regarding the Company’s customer contracts.

On March 22, March 24, and April 11, 2022, the Board held meetings, at which Mr. Ahmad and Mr. Silberman participated, to discuss the general progress of sale process.

On April 15, 2022, representatives of Balmoral Funds contacted representatives of Guggenheim Securities by telephone to relay verbally Balmoral Funds’ bid for the Company. The representatives indicated that Balmoral Funds would bid $9.17 per Share for all outstanding Shares of the Company’s common stock, representing a 21.8% premium to the unaffected Share price of $7.53 and a 9.2% premium to the then-current Share price of $8.40. Representatives from Balmoral Funds followed up this telephone conference with an email containing a markup of the bid draft of the Merger Agreement as well as a draft exclusivity agreement, pursuant to which Balmoral Funds requested an exclusivity period of six business days.

On April 17, 2022, representatives of Guggenheim Securities discussed the terms of Balmoral Funds’ revised proposal with Company management.

On April 18, 2022, the Board held a meeting at which Mr. Ahmad, Mr. Silberman and representatives of Guggenheim Securities, Morgan Lewis, Vinson & Elkins and Spotlight also participated. At the meeting, the Board, members of management and its advisors discussed the terms of Balmoral Funds’ revised proposal, Balmoral Funds’ stated reasoning for the reduced valuation, including changes in the market since the sale process first launched, rising interest rates and inflation, falling equity markets and geopolitical uncertainty following Russia’s invasion of Ukraine. During this meeting, the Board expressed its disappointment with the reduced offer. The Board directed Guggenheim Securities to convey to Balmoral Funds that it was not willing to grant an exclusivity period and that Balmoral Funds’ offer would need to improve materially to at least $10 per Share if the parties were to continue discussions.

Also on April 18, 2022, representatives of Morgan Lewis delivered a list of issues to senior management of the Company summarizing the key revisions made to the draft Merger Agreement by Balmoral Funds and making suggestions as to a response. The Balmoral Funds changes summarized included, among other things: (i) a requirement that certain key stockholders of the Company, including entities controlled by Mr. DeSorcy and Mr. Radoff and officers and directors of the Company, execute Tender and Support Agreements simultaneously with the execution of the Merger Agreement; (ii) changes to the treatment of unvested management equity awards; (iii) changes to the circumstances under which the Board could negotiate alternative acquisition proposals, change its recommendation to stockholders regarding the Merger and terminate the Merger Agreement to enter into definitive agreements for an alternative acquisition proposal; (iv) changes to Balmoral Funds’ obligations in connection with obtaining required regulatory approvals; (v) changes to the Company’s obligations to cooperate with Balmoral Funds regarding financing; and (vi) changes to the circumstances under which the Merger Agreement could be terminated and a termination fee equal to 4% of the Company’s enterprise value would be payable by either Balmoral Funds or the Company. At this time, Morgan Lewis also began preparing a revised draft of the Merger Agreement based on its recommendations.

On April 19, 2022, representatives of Guggenheim Securities held a call with representatives of Balmoral Funds to convey the Board’s disappointment with the reduced offer and convey the other messages requested by the Board. Representatives from Balmoral Funds indicated that a price of $10 per Share would not be possible.

On April 20, 2022, Mr. Quarles held discussions with a representative of Company A to discuss whether Company A would be willing to submit a new offer above their prior offer of $9.40 per Share. The representative of Company A indicated that Company A was not interested in submitting a renewed offer at a higher value.

On April 25, 2022, representatives of Guggenheim Securities held a call with representatives of Balmoral Funds to indicate that the Board was not interested in providing a counterproposal at a price below $10 per Share and did not intend to provide a revised draft of the Merger Agreement absent an oral agreement on in improved valuation for the Company.

On April 27, 2022, the Board held a meeting at which Mr. Ahmad, Mr. Silberman and representatives of Spotlight were present. The Board further evaluated the terms of Balmoral Funds’ April 15 proposal, but determined that a response from Balmoral Funds on value was required before proceeding further. The Board also unanimously authorized Ms. Twitchell and Mr. Quarles, in the event that a revised offer materialized, to respond to and manage the day-to-day communications, updates and directions with the Company’s advisors, noting that any substantive decisions would be reserved for evaluation and determination by the full Board. Later that day, Balmoral Funds sent a letter to the Board indicating that its due diligence review of the Company was complete and its financing was fully committed. The letter contained an offer of a “best and final” price to acquire all outstanding Shares of the Company’s common stock for $9.81 in cash per Share, representing a 30.3% premium to the Company’s unaffected Share price of $7.53 and a 10.2% premium to the then-current Share price of $8.90. The letter recited that the offer was conditioned on several factors, including a cap on expenses of the Company in connection with the transaction and the agreement of certain members of management who hold equity awards agreeing to change the terms of such awards such that they would be settleable in cash on a delayed vesting schedule. Balmoral Funds also requested that the Company return a revised draft of the Merger Agreement that would be responsive to the draft sent by Balmoral Funds on April 15, 2022.

On May 2, 2022, the Board had a meeting to discuss the terms of Balmoral Funds’ most recent offer. Mr. Ahmad, Mr. Silberman and representatives of Guggenheim Securities also participated. Mr. Quarles and representatives of Guggenheim Securities described the material terms of the offer and the potential issues in the Merger Agreement. Also on May 2, 2022, representatives of Morgan Lewis and members of Company senior management discussed the issues that Morgan Lewis had previously identified in the draft of the Merger Agreement provided by Balmoral Funds on April 15, Morgan Lewis’ markup of the Merger Agreement and the potential benefits of returning the markup in response to Balmoral Funds’ request, subject to the Board’s ongoing deliberations with respect to the open issues and the offered price. Later that day, Ms. Twitchell, Mr. Quarles, Mr. Ahmad, Mr. Silberman and representatives of Morgan Lewis further discussed the details of the offer and the proposed responses on the open points. Subsequently Morgan Lewis sent a revised draft of the Merger Agreement to Blank Rome LLP (“Blank Rome”), outside counsel to Parent and Merger Sub, subject to any further revisions based on review by the Board.

On May 3, 2022, the Board held a meeting at which Mr. Ahmad, Mr. Silberman and representatives of Morgan Lewis were present to more fully discuss the offer received from Balmoral Funds. Mr. Quarles and Ms. Twitchell reviewed with the Board the key terms of the offer. A representative of Morgan Lewis summarized the material issues contained in Balmoral Funds’ draft of the Merger Agreement and explained where such terms differed from Morgan Lewis’ and management’s suggested approach, including the structure, conditions to the tender offer, scope of representations and warranties, interim operating covenants, regulatory approvals, the no solicitation and fiduciary out provisions, the requirement that large third-party stockholders agree to execute tender and support agreements, and the conditions on which termination fees may become payable and the amounts thereof. The Board discussed these provisions, indicated its agreement with the responses contained in the revised draft Merger Agreement, and provided instructions to management and Morgan Lewis with respect to the negotiation of the open points. With respect to Parent’s condition that members of management agree to certain amendments to the terms of their equity compensation awards in connection with the transaction, the Board determined that it was not willing to ask management for such consent based on the belief that doing so could create a conflict for management and decrease the Board’s ability to fully control the negotiations with Parent. The Board members also determined that they were supportive of a transaction price of $9.81 per Share, subject to satisfactory negotiations of other transaction terms.

Also on May 3, 2022, representatives of Blank Rome delivered initial drafts of the Equity Commitment Letter and the limited guarantee. Over the course of the following week, the respective representatives and advisors of Parent and the Company exchanged revised drafts of the Equity Commitment Letter and the Limited Guarantee and negotiated the terms thereof, including with respect to (i) the amount of the equity investment that funds affiliated with Parent would agree to deliver to Parent to fund the transactions contemplated by the Merger Agreement and (ii) the Company’s rights to specifically enforce such equity financing commitment.

On May 4, 2022, representatives of Morgan Lewis and Blank Rome held a teleconference to discuss various due diligence requests and open issues in the Merger Agreement. Representatives of Morgan Lewis conveyed that the Board was supportive of the $9.81 per Share price, subject to satisfactory negotiation of the open points in the Merger Agreement. Representatives of Morgan Lewis also informed Blank Rome that the Board was unwilling to engage with Company management on the treatment of the management equity awards in the manner desired by Parent, as well as other open points, including whether there would be a need for antitrust filings. Representatives of Blank Rome also stated on this teleconference that a condition of Parent’s offer would be that the Board adopt a stockholder rights agreement in connection with the execution and delivery of the Merger Agreement. Morgan Lewis agreed to share the position with the Board. On this same day, Balmoral Funds sent drafts of the Debt Commitment letters to Guggenheim Securities.

On May 5, 2022, representatives of Morgan Lewis and Blank Rome continued their discussion of the treatment of management equity awards in the Transactions. Also on May 5, 2022, representatives of Blank Rome delivered to representatives of Morgan Lewis initial drafts of the debt commitment letters to be issued by certain financial institutions and their affiliates in connection with the Transactions. Over the course of the following week, counsel to Parent and the Company exchanged revised drafts of the debt commitment letters and negotiated the terms thereof.

Also on May 5, 2022, representatives of Blank Rome delivered a revised draft of the Merger Agreement to representatives of Morgan Lewis, with revisions that: (i) removed the requirement that any third-party stockholders, including entities controlled by Mr. DeSorcy and Mr. Radoff, would be required to deliver Tender and Support Agreements; (ii) modified the treatment of management equity awards; (iii) modified the no shop and fiduciary out provisions; (iv) introduced additional termination rights on behalf of Parent; and (v) proposed a termination fee payable by the Company equal to 3.99% of the enterprise value of the Company and a termination fee payable by Parent equal to 4.5% of the enterprise value of the Company. Representatives of Blank Rome also delivered an initial draft of the Tender and Support Agreement to be executed by the officers and directors of the Company simultaneously with the execution of the Merger Agreement.

On May 6, 2022, representatives of Morgan Lewis and Blank Rome discussed the open issues in the Merger Agreement, including the treatment of management equity, regulatory approvals, the interim operating covenants, the no solicitation and fiduciary out provisions, the termination fees of the parties and the circumstances under which they would be paid, and the expense reimbursement requirement, among others. Later that night, representatives of Morgan Lewis sent an initial draft of the disclosure schedules as well as revised drafts of the Equity Commitment Letter, Limited Guarantee and Debt Commitment Letters to Blank Rome

On May 7, 2022, Mr. Quarles, Ms. Twitchell and representatives of Morgan Lewis conducted several videoconferences to discuss the status of open items in the Merger Agreement and the financing commitment letters, including Parent’s most recent proposals on the treatment of management equity and Parent’s requirement that the Company adopt a stockholder rights agreement in connection with the signing of the Merger Agreement. Mr. Quarles and Ms. Twitchell noted that the Board had previously discussed the possible benefits of entering into a stockholder rights agreement on several occasions, including receiving a presentation on the details of a stockholder rights agreement and a draft Rights Agreement on July 1, 2021, from representatives of Vinson & Elkins, and discussed the need to ensure that such an agreement could not in any way hinder the Board’s exercise of its duties with respect to a sale. On that same day, representatives of Morgan Lewis and Blank Rome discussed the open issues in the Merger Agreement and certain requirements of Parent with respect to a stockholder rights agreement. Morgan Lews conveyed that if the Board were to agree to adopt such a stockholder rights agreement, it would be drafted so as not to inhibit the ability of any bona fide bidder to propose an unsolicited Superior Proposal and not to hinder the Board’s ability to respond to any Superior Proposal in a manner consistent with its fiduciary duties and in compliance with the covenants of the Merger Agreement. On that same day, representatives of Morgan Lewis sent revised drafts of the Tender and Support Agreement and the Merger Agreement to representatives of Blank Rome, which, in addition to responding to other open points, acknowledged that the Company had not changed its position with respect to the treatment of management equity, proposed a Company termination fee of 3.1% of equity value, and removed the expense reimbursement requirement.

On May 8, 2022, the Board held a meeting via videoconference at which Mr. Ahmad, Mr. Silberman and representatives of Morgan Lewis, Vinson & Elkins and Spotlight were present. The representative from Morgan Lewis discussed the status of negotiations and answered questions from the Board on certain open items. Representatives from Vinson & Elkins, Morgan Lewis and Spotlight also discussed with the Board Parent’s request that the Company adopt a stockholder rights agreement, the company’s ability to do so and certain features that could be included, as well as the potential impact a stockholder rights agreement might have on the ability of existing stockholders to acquire more Shares.

Also on May 8, 2022, representatives of Blank Rome sent a revised draft of the disclosure schedules to representatives of Morgan Lewis. Over the course of the next two days, representatives of Morgan Lewis worked with Company management to provide responses to representatives of Blank Rome regarding their questions and comments to the disclosure schedules. During this same period, representatives of Morgan Lewis and Blank Rome exchanged further revised drafts of the disclosure schedules and participated in telephone calls regarding the same.

On May 9, 2022, the Board held a meeting via videoconference at which Mr. Ahmad, Mr. Silberman and representatives of Guggenheim Securities, Morgan Lewis, Vinson & Elkins and Spotlight were present. At the Board’s request, representatives from Vinson & Elkins provided an updated presentation to the Board detailing the proposed Rights Agreement for the Board’s consideration. The presentation explained the operation of the Rights Agreement and its purpose. The Vinson & Elkins representatives explained that the Rights Agreement would not prevent any interested party from proposing a Superior Proposal to the Board and would not hinder the Board’s ability to respond to such Superior Proposal in a manner consistent with its fiduciary duties and in compliance with the covenants of the Merger Agreement, but the Rights Agreement could be useful in preventing a stockholder from amassing shares for the purpose of hindering achievement of the minimum tender condition. The presentation also explained the exercise of the Board’s fiduciary duties when considering or adopting the Rights Agreement, including in the context of the Transaction.

On May 10, 2022, representatives of Morgan Lewis, Mr. Quarles and Ms. Twitchell participated in multiple videoconferences to discuss the remaining open issues in the Merger Agreement, including (i) the treatment of management equity, (ii) the ability of the parties to extend the “outside date,” (iii) the amounts of the Company’s termination fee and Parent’s reverse termination fee, (iv) the obligation of the Company to reimburse expenses of Parent and Merger Sub in the case that the Merger Agreement is terminated solely for failure to achieve the minimum tender of a majority of outstanding Shares, (v) the cap on the amount of such expense reimbursement, and (vi) the amount of the commitment in the equity commitment letter. Throughout that same day, representatives of Morgan Lewis and Blank Rome continued negotiation of those terms. With respect to the termination fees and the expense reimbursement provisions, Blank Rome indicated that Parent was not willing to further negotiate such terms. Following resolution of substantially all remaining open terms, members of management holding outstanding equity compensation awards were asked to consent to the treatment of such awards in the manner ultimately provided for in the executed Merger Agreement, namely that such equity awards will be cancelled and converted into a deferred cash award in an amount obtained by multiplying the aggregate number of Shares underlying such award (assuming target performance for performance-based awards) by the $9.81 per Share price, which will become payable on the earlier of January 20, 2023 or certain termination-of-employment events. All such management members consented to such treatment. The Board then convened a meeting via videoconference, at which Mr. Quarles and Ms. Twitchell briefed the Board on the negotiations and the recommended resolution of the remaining open issues. Representatives of Morgan Lewis and Blank Rome exchanged revised drafts of the Merger Agreement evidencing the proposed resolution of the remaining issues, in each case subject to final approvals, and also reviewed and finalized drafts of the Equity Commitment Letter, Debt Commitment Letters, the limited guaranty and the Tender and Support agreement.

The morning of May 11, 2022, the Board convened a meeting via videoconference at which Mr. Ahmad, Mr. Silberman and representatives of Guggenheim Securities, Morgan Lewis, Spotlight and Vinson & Elkins were present, to consider approval of the proposed Merger Agreement with Parent and Merger Sub and the transactions contemplated thereby and the adoption of the Rights Agreement. Also at this meeting:

•	representatives of Morgan Lewis reviewed with the Board its fiduciary duties under Delaware law in evaluating the proposed Transactions;

•

representatives of Morgan Lewis reviewed with the Board the outcome of the negotiations related to the Merger Agreement, the Equity Commitment Letters and Debt Commitment Letters, the Limited Guarantee, the Tender and Support Agreements and the Ancillary Agreements and provided a summary of the proposed terms thereof;

•	representatives of Vinson & Elkins reviewed with the Board the terms of the proposed Rights Agreement and the Board’s fiduciary duties with respect to the adoption thereof; and

•

representatives of Guggenheim Securities reviewed its financial analysis of the $9.81 per Share Consideration to be paid pursuant to the Merger Agreement and rendered an oral opinion, confirmed by delivery of a written opinion dated May 11, 2022, to the Board to the effect that, as of that date and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the $9.81 per Share in cash to be received by the holders of Shares (excluding Dissenting Shares and Cancelled Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders. For a detailed discussion of Guggenheim Securities’ opinion, please see the heading titled “—Opinion of the Company’s Financial Advisor”. The written opinion delivered by Guggenheim Securities is attached to this Schedule 14D-9 as Annex A.

At the meeting, the Board considered various reasons to approve the Merger Agreement, the Offer and the transactions contemplated thereby, including certain countervailing factors. For a detailed description of the various reasons considered by the Board, please see below under the heading “—Reasons for the Recommendation of the Board.” After discussions with its financial and legal advisors and members of the Company’s senior management, and in light of the reasons considered, the Board unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer. The Board also unanimously (x) approved, among other things, the form of, and the entry by the Company into, the Stockholder Rights Agreement, (y) declared a dividend of one Right for each Share issued and outstanding on the close of business on May 23, 2022 (which was set as the record date for such dividend) to the holder of such Share, and (z) set the purchase price for each one-half Share to be $19.00 per Right and the redemption price at $0.001 per Right. Finally, the Board unanimously approved the entry into the Tender and Support Agreements by the parties thereto.

Also on May 11, 2022, the respective boards of directors of each of Parent and Merger Sub approved and declared advisable the execution and delivery by each of Parent and Merger Sub of the Merger Agreement and the transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein.

Following the approvals, the Merger Agreement, the Stockholder Rights Agreement, the Tender & Support Agreements and other ancillary agreements related to the Offer and the Merger were executed by Parent, Merger Sub, the Company and the other respective parties thereto.

Prior to the opening of U.S. stock markets on May 11, 2022, the Company issued a press release announcing the execution of the Merger Agreement.

Reasons for the Recommendation of the Board

At a meeting held on May 11, 2022, after careful consideration, the Board, among other things, unanimously (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable, fair to and in the best interests of the Company and its stockholders, and declared it advisable, for the Company to enter into the Merger Agreement, (ii) approved and declared advisable the execution and delivery by the Company of the Merger Agreement, the performance by the Company of its covenants and agreements contained therein and the consummation of the Offer and the Merger and the other transactions contemplated by the Merger Agreement upon the terms and subject to the conditions contained therein, (iii) resolved that the Merger Agreement and the Merger will be governed by Section 251(h) of the DGCL and (iv) resolved, subject to the terms and conditions set forth in the Merger Agreement, to recommend that the Company Stockholders accept the Offer and tender their Shares to Merger Sub pursuant to the Offer.

In evaluating the Merger Agreement and the transactions contemplated thereby, including the Merger and Offer, the Board consulted with its legal and financial advisors and with the Company management, and in reaching its determinations and recommendations to the Company stockholders, the Board considered a number of factors, including but not limited to the following factors (which are not necessarily in order of importance):

•	Economic and Strategic Considerations. The Board’s belief that the Merger is attractive to the Company stockholders, based on a number of valuation-related factors, including:

•

the Company’s stockholders will be entitled to receive the Consideration of $9.81 per Share upon consummation of the Offer and the Merger, providing trading liquidity and certainty of value as compared to the risks associated with remaining independent as a standalone small cap/micro-cap publicly traded company and pursuing the Company’s strategic plan, including (i) the costs and challenges inherent in being a small-cap publicly traded company with relatively low trading liquidity, (ii) potential future competition, including from larger companies that might have competitive advantages from their broader commercial scope and economies of scale or from smaller regional competitors, (iii) the risks inherent in the petroleum products and speciality chemicals industry, (iv) the challenges and risks associated with growing organically or through strategic acquisitions, (v) recent capital markets trends disfavoring businesses producing petroleum-based products; (vi) risks arising from the required periodic maintenance, upgrading, expansion, refurbishment or improvement of our facilities, including any unexpected operational or mechanical failures, or casualty events inherent chemical manufacturing, storage, handling and transportation; (vii) general economic conditions and the negative impact on demand for the Company’s products that could result from a worsening global or major regional economy; and

(viii) the various additional risk factors pertaining to the Company that are listed in Item 1A of Part I of its most recent Annual Report filed on Form 10-K, as amended, and, consequently, the belief of the Board that the Offer Price would provide more value for the Company’s stockholders than executing the Company’s standalone strategic business plan;

•

the Offer Price of $9.81 per Share represents a premium of approximately 30% over the Company’s closing price on November 2, 2021, the last trading day prior to a public filing by a Company stockholder indicating interest in a potential take-private tender offer of the Company;

•

the Offer Price of $9.81 per Share represents a premium of approximately 30% over the Company’s closing price on May 10, 2022, the last trading day prior to the public announcement of the Company’s entry into the Merger Agreement;

•

the Offer Price of $9.81 per Share represents a premium of approximately 12.9% over the Company’s 30-day volume-weighted average closing price ending May 10, 2022 and a premium of approximately 14.2% over the Company’s 90-day volume weighted average closing price ending May 10, 2022;

•

the Board’s belief, based on discussions and negotiations with Parent, that $9.81 per Share represented the maximum amount Parent would be willing to pay and the best price and overall deal terms that were reasonably attainable by the Company under the circumstances;

•

the other strategic alternatives reasonably available to the Company, including pursuing its standalone business plan, potentially making acquisitions of other businesses, engaging in stock repurchase transactions, entering into joint ventures and/or other potential investment opportunities, and seeking proposals from other potential acquirors, and the belief of the Board that the Merger creates the most compelling available opportunity to enhance value for the Company’s stockholders given the potential risks, rewards and uncertainties associated with other alternatives, and represents the best transaction reasonably available to the Company’s stockholders;

•

that remaining an independent manufacturer of petrochemicals products (including specialty hydrocarbons and specialty waxes) presents certain risks and additional costs, including (1) the size of the Company’s market capitalization and relatively low trading liquidity, higher costs of capital (including the amount of capital to operate in the Company’s primary markets), reduced scale and higher relative administrative costs relative to its competitors, (2) the potential impacts of those factors on the Company’s stock price, potential interest from institutional investors and analyst coverage, and (3) the risks inherent in executing on the Company’s business strategy, including the ability to raise additional capital, to accelerate or maintain growth rates, and attract or retain key talent;

•

the belief that all-cash consideration payable pursuant to the Offer and the Merger will provide the Company’s stockholders with immediate value for their Shares, while avoiding the risk of the uncertainty of potentially failing to execute on the Company’s long-term business strategy, and the fact that the all-cash purchase price also provides such stockholders with certainty of value;

•

the belief that the Offer Price of $9.81 per Share represents full and fair value for the Shares of common stock, taking into account the Board’s familiarity with the Company’s business strategy, assets, prospects, and projected results for the fiscal years 2022 through 2026, as more fully described in the subsection entitled “—Certain Company Projections,” and the relative certainty of the cash consideration for the Offer as compared to forecasted financial results;

•

the financial analysis reviewed and discussed with the Board by representatives of Guggenheim Securities, as well as the opinion, dated May 11, 2022, of Guggenheim Securities to the Trecora Board as to the fairness, from a financial point of view and as of the date of the opinion, of the $9.81 per Share in cash to be received by the holders of Shares of Company Common Stock

(excluding any Dissenting Shares and Cancelled Shares) pursuant to the Merger Agreement, which opinion was based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken as more fully described below under the heading titled “—Opinion of Trecora’s Financial Advisor.”; and

•

the results of the Company’s global strategic sell-side auction process. As a part of that formal process, the Company contacted 73 potential acquirors for the business, 29 of which were strategic acquirors and 44 of which were financial acquirors. Twenty-six of such potential acquirors entered into, or had previously entered into, separate confidentiality agreements with the Company to receive confidential information on the Company and 26 CIPs were ultimately provided to such potential acquirors. The result of the auction process was that the Company received two indications of interest and one final proposal, which was submitted by Balmoral Funds.

•

Other Factors Considered by the Board. In addition to considering the economic and strategic factors described above, the Board considered the following additional factors, all of which it viewed as supporting its decision to approve the Merger Agreement and make its recommendations to the Company stockholders:

•	that the Merger Agreement contains terms that, taken as a whole, the Board believed provided a significant degree of certainty that the Merger will be completed without undue delay;

•

the business reputation, management and financial resources of Parent with respect to the transaction, and the Board’s belief that these factors supported the conclusion that a transaction with Parent and Merger Sub could be completed relatively quickly and in an orderly manner;

•

the fact that Parent and Merger Sub represented that Parent and Merger Sub would have sufficient cash resources to pay the amounts required to be paid under the Merger Agreement and neither the Offer nor the Merger is conditioned on Parent or Merger Sub obtaining any outside financing;

•

the structure of the acquisition of the Company by Parent as a two-step transaction effected pursuant to Section 251(h) of the DGCL without a stockholder vote to adopt the Merger Agreement or effect the Merger, enables the Company’s stockholders to receive the Offer Price pursuant to the Offer in a relatively short time frame (and potentially reduces the uncertainty during the pendency of the Offer and the Merger), and allows the second-step Merger – in which stockholders who do not tender their Shares into the Offer will receive the same cash price per Share as is paid pursuant to the Offer – to be consummated as soon as practicable after the Offer is consummated;

•

the fact that stockholders who control, as of May 16, 2022, approximately 4.5% of the voting power of the outstanding Shares of the Company common stock, entered into the Tender and Support Agreement pursuant to which they agreed to tender their shares in the Offer, as more fully described under the heading “The Tender and Support Agreement”;

•	the other terms and conditions of the Merger Agreement, including:

•

the Company’s right to terminate the Merger Agreement in order to enter into a definitive agreement with respect to a Superior Company Proposal (as defined in the Merger Agreement) upon payment to Parent of a $9.4 million termination fee, and its ability to change its recommendation to its stockholders pursuant to the terms of the Merger Agreement (subject to Parent’s right to terminate and receive the $9.4 million termination fee in such a scenario), which the Board believed would not be preclusive of a potential third-party bidder submitting an alternative proposal;

•

the Company’s and Parent’s right to terminate the Merger Agreement if the Offer has not been consummated by September 8, 2022 (the “Outside Date”), subject to the exercise of (i) a one-time 90-day extension right exercisable by either Parent or the Company in the event that the sole reason the Offer has not been consummated is the existence of an order or injunction under applicable competition laws which prohibits the consummation of the Offer or the Merger, and (ii) Parent’s right to extend the Outside Date to November 7, 2022, in the sole event the Debt Commitment Letters are extended to a date that is on or after such date in accordance with their terms;

•

The Company’s obligation to pay Parent a $9.4 million termination fee if (i) the Merger Agreement is terminated due to either (A) the Offer not having occurred by September 8, 2022, subject to the extension conditions set forth above, (B) the Company’s material uncured breach of certain provisions of the Merger Agreement, or (C) the Offer having expired (after the expiration of all applicable extension periods) due to the failure of the Minimum Condition to be satisfied; and (ii) within 12 months of such termination of the Merger Agreement, the Company enters into a definitive agreement with respect to a Company Acquisition Proposal (as defined in the Merger Agreement) which is later consummated;

•	the Board’s ability under certain circumstances to change its recommendation;

•

the Company’s ability under certain circumstances to respond and become fully informed with respect to unsolicited acquisition or business combination proposals from third parties and to provide such third parties with confidential information;

•	the Company’s adoption of the Rights Agreement (as defined below);

•

the Company’s ability under certain circumstances, as more fully described in the Merger Agreement, to seek specific performance to prevent breaches of the Merger Agreement by Parent and to enforce specifically the terms of the Merger Agreement pursuant to the terms thereof by causing the Equity Financing to be consummated if all other conditions to the closing of the Merger Agreement are satisfied, including Parent’s obtaining of the Debt Financing;

•

Parent’s and Merger Sub’s obligations to use their respective reasonable best efforts to consummate and make effective the Offer and the Merger and to cause the conditions to the Offer and the Merger to be satisfied;

•

the fact that Merger Sub is required, subject to certain conditions to extend the Offer beyond the initial expiration date of the Offer if the conditions to the Offer are not satisfied as of such date;

•

the fact that the Outside Date under the Merger Agreement is September 8, 2022, the date that is 120 days after the date of such agreement (subject to the extension conditions set forth above), allows for sufficient time to consummate the transactions contemplated by the Merger Agreement, and may be extended under certain circumstances, but also prevents the Offer from being extended for an unreasonable amount of time;

•	the fact that the Company would be entitled, under certain circumstances, to receive a reverse termination fee of $10.7 million from Parent (the “Parent Termination Fee”);

•	the consummation of the Offer is subject to the Minimum Condition (as defined in the Merger Agreement), which cannot be waived without the prior written consent of the Company;

•	the recommendation of the Company’s senior management in favor of the transaction; and

•

the fact that the stockholders that do not tender their Shares of Company common stock in the Offer and who properly exercise their appraisal rights under the DGCL will be entitled to such appraisal rights in connection with the Merger.

In the course of its deliberations, the Board weighed these advantages and opportunities against a variety of risks and other potentially negative factors, including but not limited to the following (which are not necessarily in order of importance):

•

the fact that the consummation of the Merger would preclude the Company’s stockholders from having the opportunity to participate in any future improvement in the performance of the Company’s assets, future earnings growth and future appreciation of the value of Shares of Company common stock that could occur if the Company’s plans were successfully implemented;

•

the risks and contingencies related to the announcement and pendency of the Offer and the Merger, including risks and costs if the Offer and the Merger are not consummated, including the diversion of management and employee attention, potential employee attrition, potential limitations on the Company’s ability to attract, hire and retain key management and personnel, potential effects on business and customer and supplier relationships, diversion of resources from other strategic opportunities, potential impact on the Company’s stock price, and the possibility that the market’s perception of the Company’s prospects could be adversely affected;

•

the fact that the Company has incurred and will continue to incur significant transaction costs and expenses in connection with the Merger and the other transactions contemplated by the Merger Agreement, and if the Merger and other transactions are not consummated, the Company will generally be required to pay its own expenses associated with the Merger and the other transactions contemplated by the Merger Agreement;

•

the fact that the Company has agreed pursuant to the Merger Agreement to reimburse Parent for fees and expenses associated with Parent’s entry into the Merger Agreement and the consummation of the Offer and the transactions contemplated by the Merger Agreement (including fees and expenses associated with Parent’s obtaining of the Debt Financing) up to an aggregate of $4.5 million (reduced by any Company Termination Fee due and payable pursuant to the Merger Agreement as set forth above) in the sole event the Merger Agreement is terminated due to the Offer having expired (after the expiration of all applicable extension periods) due to the failure of the Minimum Condition to be satisfied;

•	the costs and challenges associated with the completion of the Merger, including management’s time, energy and attention and potential opportunity cost;

•	the fact that an all-cash transaction would be taxable to the Company’s stockholders that are U.S. holders for U.S. federal income tax purposes;

•

the restrictions on the conduct of the Company’s business prior to the consummation of the Merger, that, subject to specific exceptions, could delay or prevent the Company from undertaking business opportunities that may arise or any other action it would otherwise take with respect to the operations of the Company absent the pending Offer and Merger;

•

certain provisions of the Merger Agreement could have the effect of discouraging third party offers for the Company, including the restriction on the Company’s ability to solicit third party proposals for alternative transactions involving the Company and the applicable termination fee the Company would be required to pay Parent to terminate the Merger Agreement in order to accept a superior proposal from a third party;

•

the Merger Agreement places certain limitations on the Company’s ability to pursue specific performance to force Parent to close the transactions contemplated by the Merger Agreement prior to certain actions having occurred;

•	the Merger Agreement generally provides that Parent’s maximum liability thereunder is limited to the Parent Termination Fee; and

•	the potential for litigation challenging the Merger, and the possibility that an adverse judgment for monetary damages could have a material adverse effect on the operations of the Company or that an adverse judgment granting permanent injunctive relief could indefinitely enjoin completion of the Merger.

In addition to considering the factors described above, the Board was aware of and considered its fiduciary duties in light of all the foregoing factors.

The foregoing discussion of the information and factors considered by the Board is not intended to be exhaustive, but includes the material factors considered by the Board. In view of the variety of factors considered in connection with its evaluation of the Offer and the Merger, the Board did not find it practicable to, and did not, quantify or otherwise assign relative weights to the specific factors considered in reaching its determination and recommendation. In addition, individual directors may have given different weights to different factors. The Board did not undertake to make any specific determination as to whether any factor, or any particular aspect of any factor, supported or did not support its ultimate determination. The Board based its recommendation on the totality of the information presented.

In considering the recommendation of the Board that the Company’s stockholders accept the Offer and tender their Shares of Company common stock to Merger Sub pursuant to the Offer, the Company’s stockholders should be aware that the Company’s directors and executive officers may have interests in the Merger that are different from, or in addition to, the other stockholders of the Company. The Board was aware of and considered these interests, among other matters, in evaluating and negotiating the Merger Agreement and in recommending that the Company’s stockholders accept the Offer and tender their Shares of Company common stock to Merger Sub pursuant to the Offer. See the section entitled “Arrangements with Current Executive Officers, Directors and Affiliates of the Company.”

Opinion of the Company’s Financial Advisor.

The Company retained Guggenheim Securities as its financial advisor in connection with any potential strategic transaction or stockholder activist campaign. In selecting Guggenheim Securities as its financial advisor, the Company considered, among other things, Guggenheim Securities’ existing relationship with the Company and that it is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in the specialty chemical industry. Guggenheim Securities, as part of its investment banking, financial advisory and capital markets businesses, is regularly engaged in the valuation and financial assessment of businesses and securities in connection with mergers and acquisitions, recapitalizations, spin-offs/split-offs, restructurings, securities offerings in both the private and public capital markets and valuations for corporate and other purposes.

At the May 11, 2022 meeting of the Board, Guggenheim Securities rendered an oral opinion, which was confirmed by delivery of a written opinion, to the Board to the effect that, as of May 11, 2022 and based on and subject to the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken, the Consideration to be received by the holders of Shares (excluding any Dissenting Shares and Cancelled Shares) pursuant to the Merger Agreement was fair, from a financial point of view, to such holders.

This description of Guggenheim Securities’ opinion is qualified in its entirety by the full text of the written opinion, which is attached as Annex A to this Schedule 14D-9 and which you should read carefully and in its entirety. Guggenheim Securities’ written opinion sets forth the matters considered, the procedures followed, the assumptions made and various limitations of and qualifications to the review undertaken by Guggenheim Securities. Guggenheim Securities’ written opinion, which was authorized for issuance by the Fairness Opinion and Valuation Committee of Guggenheim Securities, is necessarily based on economic, capital markets and other conditions, and the information made available to Guggenheim Securities, as of the date of such opinion. Guggenheim Securities has no responsibility for updating or revising its opinion based on facts, circumstances or events occurring after the date of the rendering of the opinion.

In reading the discussion of Guggenheim Securities’ opinion set forth below, you should be aware that such opinion (and, as applicable, any materials provided in connection therewith or the summary of Guggenheim Securities’ underlying financial analyses in this Schedule 14D-9):

•	was provided to the Board (in its capacity as such) for its information and assistance in connection with its evaluation of the Consideration;

•	did not constitute a recommendation to the Board with respect to the transactions contemplated by the Merger Agreement;

•

does not constitute advice or a recommendation to any holder of Shares as to whether to tender any such Shares pursuant to the Offer or how to vote or act in connection with the transactions contemplated by the Merger Agreement or otherwise;

•

did not address the Company’s underlying business or financial decision to pursue or effect the transactions contemplated by the Merger Agreement, the relative merits of the transactions contemplated by the Merger Agreement as compared to any alternative business or financial strategies that might exist for the Company, the effects of any other transaction in which the Company might engage or the financing of the transactions contemplated by the Merger Agreement by Balmoral Funds;

•

addressed only the fairness, from a financial point of view and as of the date of such opinion, of the Offer Price to be received by the holders of Shares (excluding any Dissenting and Cancelled Shares) pursuant to the Merger Agreement to the extent expressly specified in such opinion;

•

expressed no view or opinion as to (i) any other term, aspect or implication of (a) the transactions contemplated by the Merger Agreement (including the form or structure of the transactions contemplated by the Merger Agreement) or the Merger Agreement or (b) any tender and support agreement or any other agreement, transaction document or instrument contemplated by the Merger Agreement or to be entered into or amended in connection with the transactions contemplated by the Merger Agreement or (ii) the fairness, financial or otherwise, of the transactions contemplated by the Merger Agreement to, or of any consideration to be paid to or received by, the holders of any other class of securities, creditors or other constituencies of the Company; and

•

expressed no view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of the Company’s directors, officers or employees, or any class of such persons, in connection with the transactions contemplated by the Merger Agreement relative to the Offer Price or otherwise.

In the course of performing its reviews and analyses for rendering its opinion, Guggenheim Securities:

•	reviewed a draft of the Merger Agreement dated as of May 10, 2022;

•	reviewed certain publicly available business and financial information regarding the Company;

•

reviewed certain non-public business and financial information regarding the Company’s business and future prospects (including certain financial projections for the Company on a stand-alone basis for the years ending December 31, 2022 through December 31, 2026 (the “Company-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared and approved for Guggenheim Securities’ use by the Company’s senior management (collectively, the “Company-Provided Information”);

•	performed a discounted cash flow analysis based on the Company-Provided Financial Projections;

•	reviewed the valuation and financial metrics of certain mergers and acquisitions that Guggenheim Securities deemed relevant in evaluating the transactions contemplated by the Merger Agreement;

•	reviewed the historical prices, trading multiples and trading activity of the Shares;

•

compared the financial performance of the Company and the trading multiples and trading activity of the Shares with corresponding data for certain other publicly traded companies that Guggenheim Securities deemed relevant in evaluating the Company;

•	performed illustrative leveraged buyout analyses based on the Company-Provided Financial Projections; and

•	conducted such other studies, analyses, inquiries and investigations as Guggenheim Securities deemed appropriate.

With respect to the information used in arriving at its opinion, Guggenheim Securities noted that:

•

Guggenheim Securities relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with the Company (including, without limitation, the Company-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

Guggenheim Securities (i) did not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and Guggenheim Securities did not independently verify, any such information (including, without limitation, the Company-Provided Information), (ii) expressed no view or opinion regarding the reasonableness or achievability of the Company-Provided Financial Projections, any other estimates and any other forward-looking information provided by the Company or the assumptions upon which any of the foregoing were based and (iii) relied upon the assurances of the Company’s senior management that they were unaware of any facts or circumstances that would make the Company-Provided Information incomplete, inaccurate or misleading in any material respect.

•

Specifically, with respect to (i) the Company-Provided Financial Projections utilized in its analyses, (a) Guggenheim Securities was advised by the Company’s senior management , and Guggenheim Securities assumed, that the Company-Provided Financial Projections were reasonably prepared on bases reflecting the best currently available estimates and judgments of the Company’s senior management as to the expected future performance of the Company on a stand-alone basis and (b) Guggenheim Securities assumed that the Company-Provided Financial Projections were reviewed by the Board with the understanding that such information will be used and relied upon by Guggenheim Securities in connection with rendering its opinion and (ii) any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by Guggenheim Securities from public sources, data suppliers and other third parties, Guggenheim Securities assumed that such information was reasonable and reliable.

Guggenheim Securities also noted certain other considerations with respect to its engagement and the rendering of its opinion:

•

During the course of its engagement, Guggenheim Securities was asked by the Board to solicit indications of interest from various potential strategic acquirors, merger partners, private equity firms or other such parties regarding a potential extraordinary corporate transaction with or involving the Company, and Guggenheim Securities considered the results of such solicitation process in rendering its opinion.

•

Guggenheim Securities did not perform or obtain any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of the Company or any other entity or the solvency or fair value of the Company or any other entity, nor was Guggenheim Securities furnished with any such appraisals.

•

Guggenheim Securities’ professionals are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and Guggenheim Securities’ opinion should not be construed as constituting advice with respect to such matters; accordingly, Guggenheim Securities relied on the assessments of the

Company’s senior management and the Company’s other professional advisors with respect to such matters. Guggenheim Securities did not express any view or render any opinion regarding the tax consequences of the transactions contemplated by the Merger Agreement to the Company or its securityholders.

Guggenheim Securities further assumed that:

•

in all respects meaningful to its analyses, (i) the final executed form of the Merger Agreement would not differ from the draft that Guggenheim Securities reviewed, (ii) the Company, Parent and Merger Sub would comply with all terms and provisions of the Merger Agreement and (iii) the representations and warranties of the Company, Parent and Merger Sub contained in the Merger Agreement were true and correct and all conditions to the obligations of each party to the Merger Agreement to consummate the transactions contemplated by the Merger Agreement would be satisfied without any waiver, amendment or modification thereof;

•

the transactions contemplated by the Merger Agreement would be consummated in a timely manner in accordance with the terms of the Merger Agreement and in compliance with all applicable legal and other requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on the Company, Parent, Merger Sub or the Transaction in any way meaningful to Guggenheim Securities’ analyses or opinion; and

Guggenheim Securities did not express any view or opinion as to the price or range of prices at which the Shares or other securities or financial instruments of or relating to the Company may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the transactions contemplated by the Merger Agreement.

Summary of Financial Analyses

Overview of Financial Analyses

This “Summary of Financial Analyses” presents a summary of the principal financial analyses performed by Guggenheim Securities and presented to the Board in connection with Guggenheim Securities’ rendering of its opinion. Such presentation to the Board was supplemented by Guggenheim Securities’ oral discussion, the nature and substance of which may not be fully described herein, but none of which materially impacted the financial analyses performed by Guggenheim Securities.

Some of the financial analyses summarized below include summary data and information presented in tabular format. In order to understand fully such financial analyses, the summary data and tables must be read together with the full text of the summary. Considering the summary data and tables alone could create a misleading or incomplete view of Guggenheim Securities’ financial analyses.

The preparation of a fairness opinion is a complex process and involves various judgments and determinations as to the most appropriate and relevant financial analyses and the application of those methods to the particular circumstances involved. A fairness opinion therefore is not readily susceptible to partial analysis or summary description, and taking portions of the financial analyses set forth below, without considering such analyses as a whole, would in Guggenheim Securities’ view create an incomplete and misleading picture of the processes underlying the financial analyses considered in rendering Guggenheim Securities’ opinion.

In arriving at its opinion, Guggenheim Securities:

•

based its financial analyses on various assumptions, including assumptions concerning general business, economic and capital markets conditions and industry-specific and company-specific factors, all of which are beyond the control of Company, Balmoral and Guggenheim Securities;

•	did not form a view or opinion as to whether any individual analysis or factor, whether positive or negative, considered in isolation, supported or failed to support its opinion;

•	considered the results of all of its financial analyses and did not attribute any particular weight to any one analysis or factor; and

•

ultimately arrived at its opinion based on the results of all of its financial analyses assessed as a whole and believed that the totality of the factors considered and the various financial analyses performed by Guggenheim Securities in connection with its opinion operated collectively to support its determination as to the fairness, from a financial point of view and as of the date of such opinion, of the Consideration to be received by the holders of Company Common Stock (excluding any Dissenting Shares and Cancelled Shares) pursuant to the Merger Agreement to the extent expressly specified in such opinion.

With respect to the financial analyses performed by Guggenheim Securities in connection with rendering its opinion:

•

Such financial analyses, particularly those based on estimates and projections, are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than suggested by these analyses.

•

None of the selected publicly traded companies used in the selected publicly traded companies analysis described below is identical or directly comparable to the Company, and none of the selected precedent merger and acquisition transactions used in the selected precedent merger and acquisition transactions analysis described below is identical or directly comparable to the Transaction. However, such companies and transactions were selected by Guggenheim Securities, among other reasons, because they represented publicly traded companies or involved target companies which may be considered broadly similar, for purposes of Guggenheim Securities’ financial analyses, to the Company based on Guggenheim Securities’ familiarity with the specialty chemical industry.

•

In any event, selected publicly traded companies analysis and selected precedent merger and acquisition transactions analysis are not mathematical. Rather, such analyses involve complex considerations and judgments concerning the differences in business, operating, financial and capital markets-related characteristics and other factors regarding the selected publicly traded companies to which the Company was compared and the selected precedent merger and acquisition transactions to which the Transaction was compared.

•	Such financial analyses do not purport to be appraisals or to reflect the prices at which any securities may trade at the present time or at any time in the future.

Certain Definitions

Throughout this “Summary of Financial Analyses,” the following financial terms are used in connection with Guggenheim Securities’ various financial analyses:

•	CY: means calendar year.

•

Adjusted EBITA: means the Company’s income from continuing operations (before stock based compensation expense (“SBC”) and with certain adjustments disclosed in the Company’s historical filings) before interest, taxes and amortization

•	Adjusted EBITA (Post-SBC): means Adjusted EBITA after deduction of stock based compensation expense.

•

Adjusted EBITDA: means the Company’s income from continuing operations (before stock based compensation expense and with certain adjustments disclosed in the Company’s historical filings) before interest, taxes, depreciation and amortization.

•	Adjusted EBITDA (Post-SBC): means Adjusted EBITDA after deduction of stock based compensation expense.

•

Enterprise value: represents the Company’s net equity value (as defined below) plus (i) the principal or face amount of total debt and (ii) the book value of any non-controlling/minority interests less (iii) cash, cash equivalents, short- and long-term marketable investments and certain other cash-like items and (iv) the book value of any non-consolidated investments.

•

Net equity value: represents the Company’s (i) gross equity value as calculated (a) based on outstanding common shares, restricted stock units and performance stock units (in each of the foregoing cases, as applicable) plus shares issuable upon the conversion or exercise of all in-the-money convertible securities, stock options and/or stock warrants multiplied by (b) the relevant company’s stock price, less (ii) the cash proceeds from the assumed exercise of all in-the-money stock options and stock warrants.

•

Unlevered free cash flow: means the Company’s Adjusted EBITDA (post SBC) minus capital expenditures, changes in working capital and cash taxes at the Company’s marginal tax rate. Utilizing the Company Projections, Guggenheim Securities calculated the Company’s unlevered free cash flow for the periods covered by the Company Projections as follows: 2022E—$8.9 million; 2023E—$17.1 million; 2024E—$20.6 million; 2025E—$22.4 million and 2026E—$25.3 million.

Recap of Implied Transaction Financial Metrics

Based on the Consideration of $9.81 per share in cash, Guggenheim Securities calculated various implied premiums and multiples related to the Transaction as outlined in the table below:

Transaction-Implied Premiums and Transaction-Implied Multiples

Consideration per Share			$9.81
	Company Stock Price
Acquisition Premium/(Discount) Relative to The Company’s:
Closing Stock Price on May 10, 2022	$7.55		29.9%
Closing Stock Price on November 2, 2021 (Stockholder 13D Filing)	7.53		30.3
Total Enterprise Value / Adjusted EBITDA (Post-SBC):(1)
2022E	7.4	x	9.5	x
2023E	5.7	x	7.3	x

(1)	TEV/Adjusted EBITDA (Post-SBC) multiples derived from $7.55 per Share closing stock price on May 10, 2022 and $9.81 Consideration payable pursuant to the Merger Agreement, respectively.

Financial Analyses

Recap of Financial Analyses

In evaluating the Company in connection with rendering its opinion, Guggenheim Securities performed various financial analyses, which are summarized in the table below and described in more detail elsewhere herein, including discounted cash flow analysis, selected publicly traded companies analyses, and selected precedent merger and acquisition transactions analysis. Solely for informational reference purposes, Guggenheim Securities also performed an LBO analysis of the Company and reviewed the historical trading price range for the Company Common Stock.

Recap of Company Financial Analyses

Consideration per Share		$9.81
	Reference Range
Financial Analyses	Low	High
Discounted Cash Flow Analysis	$6.62	$8.57
Selected Publicly Traded Companies Analysis
CY2022E Adjusted EBITDA (Post-SBC)	4.37	11.99
CY2023E Adjusted EBITDA (Post-SBC)	5.81	12.82
CY2022E Adjusted EBITA (Post-SBC)	1.49	4.16
CY2023E Adjusted EBITA (Post-SBC)	3.34	6.64

Selected Precedent M&A Transactions Analysis	6.02	12.40

For Informational Reference Purposes
Trailing 52-Week Trading Range	$7.53	$9.74
LBO Analysis	8.05	9.52

Discounted Cash Flow Analysis

Guggenheim Securities performed a stand-alone discounted cash flow analysis of the Company based on projected unlevered free cash flow for the Company and an estimate of its terminal/continuing value at the end of the projection horizon.

In performing its discounted cash flow analysis with respect to the Company:

•	Guggenheim Securities utilized the Company-Provided Financial Projections.

•

Guggenheim Securities used a discount rate range of 11.00%—12.70% based on its estimate of the Company’s weighted average cost of capital (which was estimated based on Guggenheim Securities’ (i) investment banking and capital markets judgment and experience in valuing companies similar to the Company and (ii) application of the capital asset pricing model, which requires certain (a) general inputs such as the prospective global equity risk premium and the corresponding risk-free rate and (b) company-specific inputs such as the subject company’s forward-looking equity beta reference range, the subject company’s assumed forward-looking capital structure and the corresponding blended cost of debt, the subject company’s prospective marginal cash income tax rate and the appropriate size/liquidity premium for the subject company).

•

In estimating the Company’s terminal/continuing value for purposes of its discounted cash flow analysis, Guggenheim Securities used a perpetual growth rate range of 1.50%—2.50%. Guggenheim Securities selected such terminal/continuing value-related perpetual growth rates based on its professional judgment taking into account various considerations and factors, including among others (i) the nature of the Company’s businesses, including recent and expected trends in and competitive dynamics with respect to, and expected long-term growth prospects for, the industry and markets in which the Company operates, (ii) the Company-Provided Financial Projections and (iii) then-prevailing market expectations regarding global long-term economic growth and global long-term inflation.

Guggenheim Securities’ discounted cash flow analysis resulted in an overall reference range of $6.62—$8.57 per share for purposes of evaluating the Company Common Stock on a stand-alone intrinsic value basis.

Selected Publicly Traded Companies Analysis

Guggenheim Securities reviewed and analyzed the Company’s historical stock price performance, trading metrics and historical and projected/forecasted financial performance compared to corresponding data for selected publicly traded companies that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things, various public market trading multiples for the Company and the selected publicly traded companies (in the case of the selected publicly traded companies, based on Wall Street equity research and FactSet data as of May 10, 2022), which are summarized in the table below:

Selected Publicly Traded Companies Analysis

	Enterprise Value / Adjusted EBITDA (Post-SBC) Multiples
Publicly Traded Company	2022E		2023E
Innospec	11.3	x	9.4	x
Eastman Chemical Co.	8.7		8.4
Stepan Co.	8.2		7.6
Huntsman Corp.	5.3		5.1
LyondellBasell Industries	4.8		4.9
Westlake Chemical Corp.	4.4		4.7

Statistical Summary

Median	6.8	x	6.4	x

In performing its selected publicly traded companies analysis with respect to the Company, Guggenheim Securities selected reference ranges of trading multiples for purposes of evaluating the Company on a public market trading basis as follows:

(i)	Enterprise value / Adjusted EBITDA (Post-SBC) multiple range of 4.5x—11.5x based on CY 2022E, which resulted in a reference range of $4.37—$11.99 per share.

(ii)	Enterprise value / Adjusted EBITDA (Post-SBC) multiple range of 4.5x—9.5x based on CY 2023E, which resulted in a reference range of $5.81—$12.82 per share.

(iii)	Enterprise value / Adjusted EBITA (Post-SBC) multiple range of 5.5x—13.0x based on CY 2022E, which resulted in a reference range of $1.49—$4.16 per share.

(iv)	Enterprise value / Adjusted EBITA (Post-SBC) multiple range of 6.0x—11.0x based on CY 2023E, which resulted in a reference range of $3.34—$6.64 per share.

Selected Precedent Merger and Acquisition Transactions Analysis

Guggenheim Securities reviewed and analyzed certain financial metrics associated with selected precedent merger and acquisition transactions that Guggenheim Securities deemed relevant for purposes of this analysis. Guggenheim Securities calculated, among other things and to the extent publicly available, certain implied change-of-control transaction multiples for the selected precedent merger and acquisition transactions

(based on publicly available financial filings, press releases and Wall Street equity analyst research), which are summarized in the table below:

Selected Precedent Merger and Acquisition (“M&A”) Transactions Analysis

Date Announced	Buyer	Target	Enterprise Value / Adjusted EBITDA (Post-SBC) Multiple
09/27/21	DL Chemical	Kraton	10.2	x
08/16/21	Indorama Ventures	Oxiteno	6.6
03/16/20	Huntsman	CVC Thermoset Specialties	10.0
08/07/19	Indorama	Huntsman Chemical (Intermediates & Surfactants)	8.0
03/04/19	Advent International(1)	Evonik (Methacrylates)	8.5
11/12/18	HollyFrontier	Sonneborn US Holdings	10.0
04/05/17	Quaker Chemical	Houghton International	11.9
09/28/15	Kraton	Arizona Chemical	7.4
06/30/14	INEOS(2)	BASF (50% Styrolution JV)	6.1
05/28/14	Flint Hills Resources	Petrologistics	7.8
08/27/12	First Reserve	TPC Group	10.9

Statistical Summary
Mean			8.9	x
Median			8.5

(1)	Assumes EUR / USD exchange rate of 1.132759 as of announcement date.
(2)	Assumes EUR / USD exchange rate of 1.364871 as of announcement date.

In performing its selected precedent merger and acquisition transactions analysis with respect to the Company, for purposes of evaluating the Company on a change of control basis Guggenheim Securities selected a reference range of multiples of enterprise value / Adjusted EBITDA (Post-SBC) of 6.0x—12.0x, which resulted in a reference range of $6.02—$12.40 per share.

Other Financial Reviews and Analyses Solely for Informational Reference Purposes

In order to provide certain context for the financial analyses in connection with its opinion as described above, Guggenheim Securities undertook various additional financial reviews and analyses as summarized below solely for informational reference purposes. As a general matter, Guggenheim Securities did not consider such additional financial reviews and analyses to be determinative methodologies for purposes of its opinion.

LBO Analysis. Guggenheim Securities performed an illustrative analysis of the implied price per share of the Company’s common stock that could theoretically be paid by a financial sponsor that required a 5-year internal rate of return ranging from 17.5% to 22.5%, before any estimated incentive equity compensation paid to senior management following completion of the transaction. Guggenheim Securities performed the illustrative LBO analysis assuming that the Transaction was completed with approximately $145 million of total debt (or approximately 6.4x the Company’s CY2021A Adjusted EBITDA (Post-SBC) or 6.1x net of cash) at prevailing market rates, a minimum cash balance of $5 million, annual net public company cost savings of $2 million and a long term tax rate of 21%. Assuming the Company-Provided Financial Projections were achieved and assuming an exit EBITDA multiple range of 7.0x - 8.0x the Company’s Adjusted EBITDA (post-SBC) in the terminal year of 2026, the LBO analysis resulted in a reference range of $8.05—9.52 per share.

Trailing 52-Week Trading Range. Guggenheim Securities reviewed the trading price of the Company Common Stock over the 52-week period ending on May 10, 2022. Among other things, Guggenheim Securities noted that the range of such 52-week high and low trading prices was $7.53—$9.74.

Other Considerations

Except as described in the summary above, the Company did not provide specific instructions to, or place any limitations on, Guggenheim Securities with respect to the procedures to be followed or factors to be considered in performing its financial analyses or providing its opinion. The type and amount of consideration payable in the transactions contemplated by the Transaction were determined through negotiations between the Company and Balmoral Funds and were approved by the Board. The Company’s decision to enter into the Transaction was solely that of the Board. Guggenheim Securities’ opinion was just one of the many factors taken into consideration by the Board. Consequently, Guggenheim Securities’ financial analyses should not be viewed as determinative of the decision of the Board with respect to the fairness, from a financial point of view and as of the date of Guggenheim Securities’ opinion, of the Consideration to be received by the holders of Company Common Stock (excluding any Dissenting Shares and Cancelled Shares) pursuant to the Merger Agreement.

Aside from its current engagement by the Company, Guggenheim Securities has not been previously engaged during the past two years by the Company, nor has Guggenheim Securities been previously engaged during the past two years by Balmoral or Parent, to provide financial advisory or investment banking services for which Guggenheim Securities received fees. Guggenheim Securities may seek to provide the Company, Balmoral and Parent and their respective affiliates with financial advisory and investment banking services unrelated to the Transaction in the future, for which services Guggenheim Securities would expect to receive compensation. Guggenheim Securities and its affiliates and related entities engage in a wide range of financial services activities for its and their own accounts and the accounts of customers, including but not limited to asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, Guggenheim Securities and its affiliates and related entities may (i) provide such financial services to the Company, Balmoral, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies, for which services Guggenheim Securities and its affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to the Company, Balmoral, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies. Furthermore, Guggenheim Securities and its affiliates and related entities and Guggenheim Securities’ or their respective directors, officers, employees, consultants and agents may have investments in the Company, Balmoral, Parent or other participants in the Transaction and their respective affiliates, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, Guggenheim Securities has adopted certain policies and procedures to establish and maintain the independence of its research departments and personnel. As a result, Guggenheim Securities’ research analysts may hold views, make statements or investment recommendations and publish research reports with respect to the Company, Balmoral, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies and the Transaction that differ from the views of Guggenheim Securities’ investment banking personnel.

Certain Company Projections.

Although the Company commenced publicly issuing limited short-term guidance concerning Adjusted EBITDA in early 2022, the Company does not, as a matter of course, publicly disclose detailed forecasts or projections as to future performance, EBITDA, earnings or other results for extended periods due to the inherent unpredictability of the underlying assumptions, estimates and projections. However, the Company’s management regularly prepares internal financial forecasts regarding its future operations for subsequent fiscal years.

In connection with the Company’s strategic planning process, the Company’s management prepared and provided to the Board and to Guggenheim Securities certain internal forward-looking unaudited financial information for the fiscal years 2022 through 2026 based upon projections developed by the Company (the “Company Projections”). The Company Projections were reviewed and approved by the Board on November 20, 2021 for use by Guggenheim Securities in connection with its opinion to the Board and related financial analysis described above under the section entitled “—Opinion of the Company’s Financial Advisor.” The Company Projections were also provided to Parent and Merger Sub. A summary of the Company Projections, including the assumptions, risks and limitations related thereto, is set forth below.

The Company Projections were not prepared with a view toward public disclosure, nor were they prepared with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or generally accepted accounting principles. In addition, the Company Projections were not prepared with the assistance of or reviewed, compiled or examined by independent accountants. The Company Projections do not comply with U.S. generally accepted accounting principles (“GAAP”) (including because certain metrics are non-GAAP measures, and such projections and estimates do not include footnote disclosures as may be required by GAAP). The SEC rules, which otherwise would require a reconciliation of a non-GAAP measure to a GAAP measure, do not apply to non-GAAP measures provided to a board of directors or financial advisors in connection with a proposed business combination transaction such as the proposed Transactions if the disclosure is included in a document such as this Schedule 14D-9. The Company Projections have been prepared by, and are the responsibility of the Company’s management. Neither the Company’s independent registered public accounting firm, nor any other independent accountants, have audited, compiled, examined, reviewed or performed any agreed-upon procedures with respect to the Company Projections, nor have they expressed any opinion or any other form of assurance on such projections or estimates or the achievability of the results reflected in such projections or estimates. Non-GAAP financial measures used in the Company Projections should not be considered in isolation from, or as a substitute for, financial information presented in compliance with GAAP, and non-GAAP financial measures such as those used in the Company Projections may not be comparable to similarly titled amounts used by other companies or persons. The non-GAAP financial measures set forth below should not be considered a substitute for, or superior to, financial measures determined or calculated in accordance with GAAP.

The Company Projections should be read together with the historical financial statements of the Company, which have been filed with the SEC, and the other information regarding the Company contained elsewhere and incorporated by reference in this Schedule 14D-9. The Company’s stockholders are urged to review the Company’s most recent SEC filings for a description of the Company’s reported results of operations and financial condition and capital resources during 2022, including “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in the Company’s Quarterly Report on Form 10-Q for the first quarter ended March 31, 2022.

The summary of the Company Projections is not being included in this Schedule 14D-9 to influence any stockholder’s decision whether to tender his, her or its Shares in the Offer. The Company is including the Company Projections in this Schedule 14D-9 solely because they were made available to Guggenheim Securities in connection with its financial analyses summarized above under “—Opinion of the Company’s Financial Advisor” and to the Board in connection with its evaluation of the Offer and the Merger. The Company Projections may differ from publicized analyst estimates and forecasts and do not take into account any events or circumstances after the date they were prepared, including the announcement of the Offer and Merger.

Although presented with numerical specificity, the Company Projections are not fact, and are forward-looking statements and reflect numerous assumptions and variables as to future events and the probability of such events made by the Company’s senior management (including, but not limited to, the assumptions described below, and general business, economic, market and financial conditions and additional matters specific to the Company’s business, as applicable), in each case that are inherently uncertain and may be beyond the control of the Company’s senior management. Since the Company Projections cover multiple years, by their nature, they become subject to greater unpredictability with each successive year. Important factors that may affect actual results and result in such Company Projections not being achieved include, but are not limited to: the effect of the announcement or pendency of the Transactions on the Company’s ability to retain and hire key personnel, its ability to maintain relationships with its customers, suppliers and others with whom it does business, or its operating results and business generally, risks related to diverting management’s attention from the Company’s ongoing business operations, and the risk that stockholder litigation in connection with the Transactions may result in significant costs of defense, indemnification and liability; and those referred to under the section “Risk Factors” in the Company’s Quarterly Report on Form 10-Q for the period ended March 31, 2022 and the Company’s Annual Report on Form 10-K for the period ended December 31, 2021, each filed with the SEC, as well as other documents that may be filed by the Company from time to time with the SEC. In addition, the Company Projections may be affected by the Company’s ability to achieve strategic goals, objectives and targets over the applicable period. These assumptions upon which the Company Projections were based necessarily involve judgments with respect to, among other things, future economic, competitive and regulatory conditions and financial market conditions, all of which are difficult or impossible to predict accurately and many of which are beyond the Company’s control. Moreover, the Company Projections also reflect assumptions as to certain future business decisions that are subject to change. There can be no assurance that any Company Projections will be realized, or that the assumptions and estimates used to prepare the Company Projections will prove to be accurate, and actual results will differ, and may differ materially, from those contained in the Company Projections.

The inclusion of the Company Projections in this Schedule 14D-9 should not be regarded as an indication that the Company or its respective affiliates, officers, directors, advisors or other representatives can give any assurance that actual results will not differ from these Company Projections, and the Company undertakes no obligation to update or otherwise revise or reconcile the Company Projections to reflect circumstances existing after the date such Company Projections were generated or to reflect the occurrence of future events even in the event that any or all of the assumptions underlying the projections are shown to be in error. None of the Company or its affiliates, officers, directors, advisors or other representatives has made or makes any representation to any stockholder or other person regarding the ultimate performance of the Company compared to the information contained in the Company Projections or that forecasted results will be achieved. The Company has made no representation to Parent or Merger Sub, in the Merger Agreement or otherwise, concerning these Company Projections. The Company Projections were prepared treating the Company on a stand-alone basis and do not give effect to the Offer, the Merger or the other transactions contemplated by the Merger Agreement or any changes to the Company’s operations or strategy that may have been or may be implemented after the preparation of the Company Projections, to any disruption to the Company’s business caused by the announcement of the Offer or the Merger, or to any costs related to, or that may arise in connection with, the Offer, the Merger and the other transactions contemplated by the Merger Agreement, including the effect of any failure of the Offer or the Merger to be consummated.

In light of the foregoing factors and the uncertainties inherent in these projections, stockholders are cautioned not to place undue, if any, reliance on these projections.

In preparing the Company Projections, Company management, made the following assumptions, among others:

1.	The price for South Hampton Resources feedstock (Non-TET Index natural gasoline price) was assumed to be $1.87/gal over the life of the Company Projections;

2.	The price of natural gas (the primary utility for the Company’s facilities) was assumed to be $4.39/mmbtu over the life of the Company Projections;

3.

For the years 2023 and beyond, Company management assumed constant annual growth rates in sales volumes for certain products, based on customer-by-customer input for specific products and in specific markets, including as follows:

•	Polyisocyanurate: 2.9%/year

•	Expanded and Extruded Polystyrene: 0.4%/year

•	Polyethylene: 0.4%/year

4.	By-product pricing assumed a margin of ~$0.35/gal over the life of the Company Projections.

The following table presents a summary of the Company Projections for the calendar years 2022 through 2026.

Company Projections

(in millions)

	2022E	2023E	2024E	2025E	2026E
Total Revenue	$334.8	$345.0	$347.5	$354.4	$357.8
Gross Profit	$36.7	$44.2	$46.4	$47.4	$48.1
Adjusted EBITDA(1)	$28.3	$36.0	$38.5	$39.6	$40.2
Stock Based Compensation (SBC)	$(2.3)	$(2.2)	$(2.2)	$(2.2)	$(2.2)
Adjusted EBITDA after SBC	$26.1	$33.8	$36.3	$37.5	$38.0
Cap Ex	$14.5	$12.1	$11.8	$10.6	$8.7
Adjusted EBITDA minus Cap Ex	$13.8	$23.9	$26.7	$29.0	$31.5

(1)

Adjusted EBITA: means the Company’s income from continuing operations (before stock based compensation expense (“SBC”) and with certain adjustments disclosed in the Company’s historical filings) before interest, taxes and amortization.

Intent to Tender.

To the Company’s knowledge, after making reasonable inquiry, all of the Company’s executive officers and directors currently intend to tender or cause to be tendered pursuant to the Offer all Shares held of record or beneficially owned by such persons (other than Shares for which such holder does not have discretionary authority). In addition, certain third parties, executive officers, and directors of the Company who, as of May 16, 2022, control approximately 4.5% of the voting power of the outstanding Shares of the Company common stock have entered into the Tender and Support Agreement pursuant to which such stockholders have agreed to tender their Shares in the Offer.

Item 5. Persons/Assets Retained, Employed, Compensated or Used.

The Company retained Guggenheim Securities to serve as its financial advisor in connection with the Transactions, and, in connection with such engagement, Guggenheim Securities provided to the Board its fairness opinion described in “Item 4. The Solicitation or Recommendation—Opinion of the Company’s Financial Advisor,” which is filed as Annex A hereto. The Company selected Guggenheim Securities as its financial advisor because, among other things, it is an internationally recognized investment banking, financial advisory and securities firm whose senior professionals have substantial experience advising companies in the specialty chemical industry.

In connection with Guggenheim Securities’ services as financial advisor to the Company, the Company has agreed to pay Guggenheim Securities an aggregate fee of approximately $6.5 million, $1.0 million of which was payable upon the rendering of Guggenheim Securities’ opinion and the remainder of which is payable contingent upon consummation of the Transaction. In addition, the Company has agreed to reimburse certain of Guggenheim Securities’ expenses arising, and to indemnify Guggenheim Securities against certain liabilities that may arise, out of Guggenheim Securities’ engagement. Additional information pertaining to the engagement of Guggenheim Securities by the Company in Item 4 under the heading titled “Opinion of the Company’s Financial Advisor” is hereby incorporated by reference in this Item 5.

See “Item 4. The Solicitation or Recommendation—Background of the Offer; Reasons for the Recommendation of the Board—Background of the Offer” and “—Opinion of the Company’s Financial Advisor” for additional information related to Guggenheim Securities’ retention as the Company’s financial advisor, which is hereby incorporated by reference into this Item 5.

Except as set forth above, neither the Company nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the stockholders of the Company on its behalf with respect to the Offer or Merger, except that such solicitations or recommendations may be made by directors, officers or employees of the Company, for which services no additional compensation will be paid.

Item 6. Interest in Securities of the Subject Company.

No transactions with respect to Shares have been effected by the Company or, to the knowledge of the Company after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries during the 60 days prior to the date of this Schedule 14D-9.

Item 7. Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, the Company is not undertaking or engaged in any negotiations in response to the Offer that relate to (1) a tender offer for or other acquisition of the Company’s securities by the Company, the Company’s subsidiaries or any other person, (2) any extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or the Company’s subsidiaries, (3) any purchase, sale or transfer of a material amount of assets of the Company or the Company’s subsidiaries, or (4) any material change in the present dividend rate or policy, indebtedness or capitalization of the Company. Except as relates to that described in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding sentence.

Item 8. Additional Information.

Golden Parachute Compensation.

The information set forth under “Item 3. Past Contacts, Transactions, Negotiations and Agreements—Arrangements between the Company and its Executive Officers, Directors and Affiliates,” as it relates to the Company’s named executive officers and to the extent required by Item 402(t) of Regulation S-K, is incorporated herein by reference.

Stockholder Rights Agreement.

Pursuant to the terms of the Merger Agreement, on May 11, 2022, the Board adopted a stockholder rights agreement (the “Rights Plan”) and declared a dividend distribution of one right (each, a “Right” and collectively, the “Rights”) for each outstanding Share to Company stockholders of record at the close of business on May 23, 2022 (the “Record Date”). The terms of the Rights are set forth in a Rights Agreement, dated as of May 11, 2022 (the “Rights Agreement”), by and between the Company and Computershare Trust Company, N.A., as rights agent. Each Right initially represents the right to purchase one half of a Share, upon the terms and subject to the conditions set forth in the Rights Plan. The purchase price for each whole Share pursuant to the exercise of a Right is initially $38.00 (equivalent to $19.00 for each one-half of a Share), subject to adjustment. Unless earlier redeemed or exchanged by the Company pursuant to the terms of the Rights, the Rights will expire at the close of business on May 11, 2023.

The Board adopted the Rights Agreement to assist its oversight of a fair and orderly process involving a sale of the Company. The Rights Agreement will not in any way prevent the Offer or Merger from occurring, nor will it prevent or restrict any person from making a Superior Company Proposal pursuant to the terms of the Merger Agreement. In general terms, the Rights Agreement would impose a significant penalty upon any person or group that acquires 10% or more of the Shares without the approval of the Board. If a stockholder’s beneficial ownership of the Shares as of the time of the public announcement of the Rights Agreement and associated dividend declaration is at or above the 10% threshold, such stockholder’s existing ownership percentage would be grandfathered. However, the Rights would become exercisable if at any time after such announcement, the stockholder increases its ownership percentage by one additional Share. The Rights Agreement will not interfere with any merger or other business combination approved by the Board. The foregoing summary of the Rights Agreement and the Rights is qualified in its entirety by the full text of the Rights Agreement, including the terms of the Rights set forth therein. A copy of the Rights Agreement is filed as Exhibit (e)(10) to this Schedule 14D-9 and is incorporated herein by reference.

Appraisal Rights.

Holders of Shares will not have appraisal rights in connection with the Offer. However, if the Offer is successful and the Merger is consummated, holders of Shares immediately prior to the Effective Time who have not properly tendered their Shares in the Offer and have neither voted in favor of the Merger nor consented thereto in writing (and for which appraisal rights have not been waived) will be entitled to appraisal rights under Section 262 of the DGCL, provided such holders strictly and timely comply with the applicable statutory procedures under Section 262 of the DGCL. Holders whose Shares are tendered pursuant to the Offer will not be entitled to appraisal rights.

The following discussion summarizes appraisal rights of stockholders under the DGCL in connection with the Merger, assuming that the Merger is consummated pursuant to Section 251(h) of the DGCL, and is qualified in its entirety by the full text of Section 262 of the DGCL, which is attached to this Schedule 14D-9 as Annex B. All references in Section 262 of the DGCL and in this summary to a “stockholder” or “holder” are to the record holder of Shares immediately prior to the Effective Time as to which appraisal rights are asserted. A person having a beneficial interest in Shares held of record in the name of another person, such as a broker or nominee, must act promptly to cause the record holder to follow the steps summarized below properly and in a timely manner to perfect appraisal rights. Stockholders should carefully review the full text of Section 262 of the DGCL, as well as the information discussed below. In addition, all references in this summary to the Offer Price shall be deemed to refer to the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). The following discussion does not constitute any legal or other advice and does not constitute a recommendation that holders of Shares exercise their appraisal rights under Section 262 of the DGCL.

Under the DGCL, if the Merger is completed, holders of Shares immediately prior to the Effective Time and who (i) did not tender their Shares in the Offer, (ii) have neither voted in favor of the Merger nor consented thereto in writing, (iii) strictly and timely follow the procedures set forth in Section 262 of the DGCL and (iv) do not thereafter withdraw their demand for appraisal of such Shares or otherwise lose their appraisal rights, in each case in accordance with the DGCL, will be entitled to have their Shares appraised by the Court of Chancery and to receive payment in cash of the “fair value” of their Shares in accordance with Section 262 of the DGCL. The “fair value” as so determined by the Court of Chancery could be greater than, less than or the same as the Offer Price.

Under Section 262 of the DGCL, where a merger is approved under Section 251(h), either a constituent corporation before the effective date of the merger, or the surviving corporation within ten days thereafter, shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of Section 262 of the DGCL. This Schedule 14D-9 constitutes the formal notice of appraisal rights under Section 262 of the DGCL and a copy of the full text of Section 262 of the DGCL is attached to this Schedule 14D-9 as Annex B. Any holder of Shares who wishes to exercise such appraisal rights or who wishes to preserve his, her or its right to do so, should review the following discussion and Annex B carefully because failure to timely and properly comply with the procedures specified will result in the loss of appraisal rights under the DGCL.

Any stockholder wishing to exercise appraisal rights should review carefully Section 262 of the DGCL and is urged to consult legal counsel before exercising or attempting to exercise such rights. Stockholders who are the beneficial owners but not the holders of record of Shares, and who wish to demand such appraisal rights, are advised to consult promptly with the holders of record as to the timely exercise of such rights and to cause such holders of record to make the appropriate demand and to otherwise comply with the requirements of Section 262 of DGCL.

If a stockholder elects to exercise appraisal rights under Section 262 of the DGCL and the Merger is consummated pursuant to Section 251(h) of the DGCL, such stockholder must do all of the following:

•

within the later of the consummation of the Offer and 20 days after the date of initial mailing of this Schedule 14D-9 (which date of mailing is May 25, 2022), deliver to the Company at the address indicated below a written demand for appraisal of Shares held, which demand must reasonably inform the Company of the identity of the stockholder and that the stockholder is demanding appraisal;

•	not tender such stockholder’s Shares in the Offer;

•	continuously hold of record such Shares from the date on which the written demand for appraisal is made through the Effective Time; and

•

any stockholder (or beneficial owner of Shares) or the Surviving Corporation must strictly and timely follow the statutory procedures for perfecting appraisal rights under Section 262 of the DGCL, including filing a petition in the Court of Chancery demanding a determination of the fair value of the stock of all such stockholders within 120 days after the Effective Time.

Notwithstanding a stockholder’s compliance with the foregoing requirements, the Court of Chancery shall dismiss the appraisal proceedings as to all stockholders who are otherwise entitled to appraisal rights, and such stockholders will effectively lose their appraisal rights, unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

If the Merger is consummated pursuant to Section 251(h) of the DGCL, Parent will cause the Surviving Corporation to deliver an additional notice of the effective date of the Merger to all stockholders of the Company who are entitled to appraisal rights within 10 days of the closing of the Merger, as required by Section 262(d)(2) of the DGCL. However, if such notice is sent later than the later of the consummation of the Offer and 20 days following the date of mailing of the notice of the availability of appraisal rights, such notice need only be sent to each holder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with Section 262 of the DGCL. If the Merger is consummated pursuant to Section 251(h) of the DGCL, a failure to follow any of the procedures of Section 262 of the DGCL will result in a waiver or a termination of appraisal rights under Section 262 of the DGCL.

Written Demand by the Record Holder

As detailed in the first bullet above, a holder of Shares wishing to exercise his, her or its appraisal rights must, within the later of the consummation of the Offer and 20 days after the date of mailing of this Schedule 14D-9, make a written demand for appraisal of their Shares. All written demands for appraisal should be addressed to Trecora Resources, 1650 Highway 6 South, Suite 190, Sugar Land, TX 77478, Attention: General Counsel and Corporate Secretary. The demand for appraisal must be executed by or for the record holder of Shares and must reasonably inform the Company of the identity of the stockholder of record, and that such stockholder intends thereby to demand appraisal of his, her or its Shares. If the Shares are owned of record in a fiduciary capacity, such as by a trustee, guardian or custodian, execution of the demand must be made in that capacity, and if the Shares are owned of record by more than one person, such as in a joint tenancy or tenancy in common, the demand must be executed by or for all owners of record. An authorized agent, including one or more joint owners, may execute the demand for appraisal for a holder of record. However, the agent must identify the record owner(s) and expressly disclose the fact that, in executing the demand, the agent is acting as agent for the record owner(s) of such Shares.

A beneficial owner of Shares held in “street name” who wishes to exercise appraisal rights should take such actions as may be necessary to ensure that a timely and proper demand for appraisal is made by the record holder of the Shares. If Shares are held through a brokerage firm, bank or other nominee who in turn holds the Shares through a central securities depository nominee, such as Cede & Co., a demand for appraisal of such Shares must be made by or on behalf of the depository nominee, and must identify the depository nominee as the record holder. Any beneficial owner who wishes to exercise appraisal rights and holds Shares through a nominee holder is responsible for ensuring that the demand for appraisal is timely made by the record holder. The beneficial holder of the Shares should instruct the nominee holder that the demand for appraisal should be made by the record holder of the Shares, which may be a central securities depository nominee if the Shares have been so deposited.

A record holder, such as a broker, bank, fiduciary, depository or other nominee, who holds Shares as a nominee for several beneficial owners may exercise appraisal rights with respect to the Shares held for one or more beneficial owners while not exercising such rights with respect to the Shares held for other beneficial owners. In such case, the written demand must set forth the number of Shares covered by the demand. Where the number of Shares is not expressly stated, the demand will be presumed to cover all Shares held in the name of the record owner.

Filing a Petition for Appraisal

Within 120 days after the Effective Time, but not thereafter, the Surviving Corporation, or any holder of Shares who has complied with Section 262 of the DGCL and is entitled to appraisal rights under Section 262 of the DGCL, or the beneficial owner of any such Shares, may commence an appraisal proceeding by filing a petition in the Court of Chancery, with a copy served on the Surviving Corporation in the case of a petition filed by a holder of Shares, demanding a determination of the fair value of the Shares held by all holders who did not tender their Shares in the Offer and who timely and properly demanded appraisal. A person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, may, in such person’s own name, file such a petition. If no such petition is filed within that 120-day period, appraisal rights will be lost for all holders of Shares who had previously demanded appraisal of their Shares. The Company is under no obligation to and has no present intention to file a petition and holders should not assume that the Company will file a petition or that it will initiate any negotiations with respect to the fair value of the Shares. Accordingly, it is the obligation of the holders of Shares to initiate all necessary action to perfect their appraisal rights in respect of the Shares within the period and in the manner prescribed in Section 262 of the DGCL.

Within 120 days after the Effective Time, any holder of Shares, or the beneficial owner of any such Shares, who has complied with the requirements for exercise of appraisal rights will be entitled, upon written request, to receive from the Surviving Corporation a statement setting forth the aggregate number of Shares not tendered into and accepted for purchase in the Offer and with respect to which demands for appraisal have been received and the aggregate number of holders of such Shares. Such statement must be mailed within 10 days after a written request therefor has been received by the Surviving Corporation or within 10 days after the expiration of the period for delivery of demands for appraisal, whichever is later. Notwithstanding the foregoing requirement that a demand for appraisal must be made by or on behalf of the record owner of the Shares, a person who is the beneficial owner of Shares held either in a voting trust or by a nominee on behalf of such person, and as to which demand has been properly made and not effectively withdrawn, may, in such person’s own name, file a petition for appraisal or request from the Surviving Corporation the statement described in this paragraph.

Upon the filing of such petition by any such holder of Shares, service of a copy thereof must be made upon the Surviving Corporation, which will then be obligated within 20 days to file with the Delaware Register in Chancery (the “Register in Chancery”) a duly verified list (the “Verified List”) containing the names and addresses of all stockholders who have demanded payment for their Shares and with whom agreements as to the value of their Shares have not been reached. Upon the filing of any such petition, the Court of Chancery may order a hearing and that notice of the time and place fixed for the hearing on the petition be mailed to the Surviving Corporation and all of the stockholders shown on the Verified List. Such notice will also be published at least one week before the day of the hearing in a newspaper of general circulation published in the City of Wilmington, Delaware, or in another publication determined to be advisable by the Court of Chancery. The costs of these notices are borne by the Surviving Corporation.

After notice to the stockholders as required by the Court of Chancery, the Court of Chancery is empowered to conduct a hearing on the petition to determine those stockholders who have complied with Section 262 of the DGCL and who have become entitled to appraisal rights thereunder. The Court of Chancery may require the stockholders who demanded payment for their Shares and who hold certificates representing their Shares to submit such certificates to the Register in Chancery for notation thereon of the pendency of the appraisal proceeding and, if any stockholder fails to comply with the direction, the Court of Chancery may dismiss the proceedings as to that stockholder. Accordingly, stockholders who demand payment for their Shares are cautioned to retain any certificates representing their Shares pending resolution of the appraisal proceedings. Notwithstanding a stockholder’s compliance with the requirements of Section 262 of the DGCL, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights unless (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares eligible for appraisal or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million.

Determination of Fair Value

After the Court of Chancery determines, which stockholders are entitled to appraisal, the appraisal proceeding will be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding, the Court of Chancery will determine the fair value of the Shares, exclusive of any element of value arising from the accomplishment or expectation of the Merger, together with interest, if any, to be paid upon the amount determined to be the fair value (or, in certain circumstances described below, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding). Unless the Court of Chancery in its discretion determines otherwise for good cause shown, interest from the Effective Time through the date of payment of the judgment will be compounded quarterly and will accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the Effective Time and the date of payment of the judgment. Notwithstanding the foregoing, at any time before the entry of judgment in the proceedings, the Surviving Corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided in the immediately preceding sentence only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the Shares as determined by the Court of Chancery, and (2) interest theretofore accrued, unless paid at that time. The Company and Parent have made no determination as to whether such a payment will be made if the Merger is consummated, and the Surviving Corporation reserves the right to make such a payment, if at all, at such time as it determines to be advisable. The Surviving Corporation is under no obligation to make such voluntary cash payment prior to such entry of judgment.

In determining fair value, the Court of Chancery will take into account all relevant factors. In Weinberger v. UOP, Inc., the Delaware Supreme Court discussed the factors that could be considered in determining fair value in an appraisal proceeding, stating that “proof of value by any techniques or methods that are generally considered acceptable in the financial community and otherwise admissible in court” should be considered, and that “[f]air price obviously requires consideration of all relevant factors involving the value of a company.” The Delaware Supreme Court stated that, in making this determination of fair value, the Court of Chancery must consider market value, asset value, dividends, earnings prospects, the nature of the enterprise and any other facts that could be ascertained as of the date of the merger that throw any light on future prospects of the merged corporation. Section 262 of the DGCL provides that fair value is to be “exclusive of any element of value arising from the accomplishment or expectation of the merger.” In Cede & Co. v. Technicolor, Inc., the Delaware Supreme Court stated that such exclusion is a “narrow exclusion that does not encompass known elements of value,” but which rather applies only to the speculative elements of value arising from such accomplishment or expectation. In Weinberger, the Delaware Supreme Court also stated that “elements of future value, including the nature of the enterprise, which are known or susceptible of proof as of the date of the merger and not the product of speculation, may be considered.”

Stockholders considering appraisal should be aware that the fair value of their Shares as so determined by the Court of Chancery could be more than, the same as or less than the Offer Price and that an investment banking opinion as to the fairness, from a financial point of view, of the consideration payable in a sale transaction, such as the Offer and the Merger, is not an opinion as to, and does not otherwise address, “fair value” under Section 262 of the DGCL. Although the Company believes that the Offer Price is fair, no representation is made as to the outcome of the appraisal of fair value as determined by the Court of Chancery, and stockholders should recognize that such an appraisal could result in a determination of a value higher or lower than, or the same as, the Offer Price. Neither Parent nor the Company anticipates offering more than the Offer Price to any stockholder exercising appraisal rights, and they reserve the right to assert, in any appraisal proceeding, that for purposes of Section 262 of the DGCL, the fair value of a Share is less than the Offer Price.

Upon application by the Surviving Corporation or by any holder of Shares entitled to participate in the appraisal proceeding, the Court of Chancery may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any holder of Shares whose name appears on the Verified List and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under Section 262 of the DGCL. The Court of Chancery will direct the payment of the fair value of the Shares, together with interest, if any, on the amount determined to be the fair value (or, in certain circumstances described herein, on the difference between the amount determined to be the fair value and the amount paid by the Surviving Corporation to each stockholder entitled to appraisal prior to the entry of judgment in the appraisal proceeding), by the Surviving Corporation to the stockholders entitled thereto. Payment will be so made to each such stockholder, in the case of holders of uncertificated Shares forthwith, and the case of holders of Shares represented by certificates, upon the surrender to the Surviving Corporation of the certificates representing such Shares. The Court of Chancery’s decree may be enforced as other decrees in such court may be enforced.

If a petition for appraisal is not timely filed, or if both (1) the total number of Shares entitled to appraisal rights does not exceed 1% of the outstanding Shares eligible for appraisal and (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights does not exceed $1 million, then the right to an appraisal will cease. The costs of the action (which do not include attorneys’ fees or the fees and expenses of experts) may be determined by the Court of Chancery and assessed upon the parties as the Court of Chancery deems equitable. Upon application of a stockholder, the Court of Chancery may order all or a portion of the expenses incurred by a stockholder in connection with an appraisal proceeding, including, without limitation, reasonable attorneys’ fees and the fees and expenses of experts utilized in the appraisal proceeding, to be charged pro rata against the value of all the Shares entitled to appraisal. In the absence of such determination or assessment, each party bears its own expenses. Determinations by the Court of Chancery are subject to appellate review by the Delaware Supreme Court.

Any stockholder who has duly demanded and perfected appraisal rights in compliance with Section 262 of the DGCL will not, after the Effective Time, be entitled to vote his, her or its Shares for any purpose or be entitled to the payment of dividends or other distributions thereon, except dividends or other distributions payable to holders of record of Shares as of a date prior to the Effective Time.

If any stockholder who demands appraisal of Shares under Section 262 of the DGCL fails to perfect, successfully withdraws or loses such holder’s right to appraisal, such stockholder’s Shares will be deemed to have been converted at the Effective Time into the right to receive the consideration payable in connection with the Merger (which is equal to the Offer Price, without interest). A stockholder will fail to perfect, or effectively lose, the stockholder’s right to appraisal if no petition for appraisal is filed within 120 days after the Effective Time. Moreover, the Court of Chancery shall dismiss the proceedings as to all stockholders who are otherwise entitled to appraisal rights and such stockholders will effectively lose their appraisal rights, unless either (1) the total number of Shares entitled to appraisal rights exceeds 1% of the outstanding Shares immediately prior to the Effective Time or (2) the value of the consideration provided in the Merger for such total number of Shares entitled to appraisal rights exceeds $1 million. In addition, a stockholder may withdraw his, her or its demand for appraisal in accordance with Section 262 of the DGCL and accept the consideration payable in connection with the Merger by delivering to the Surviving Corporation a written withdrawal of such stockholder’s demand for appraisal and acceptance of the Merger either within 60 days after the effective date of the Merger or thereafter with the written approval of the Surviving Corporation. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court of Chancery, and such approval may be conditioned upon such terms as the Court of Chancery deems just; provided, however, that the limitation set forth in this sentence shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the Merger within 60 days after the effective date of the Merger.

If you wish to exercise your appraisal rights, you must not tender your Shares in the Offer and must strictly and timely comply with the procedures set forth in Section 262 of the DGCL. If you fail to take any required step in connection with the exercise of appraisal rights, it will result in the termination or waiver of your appraisal rights.

The foregoing summary of the rights of the Company’s stockholders to seek appraisal under Delaware law does not purport to be a complete statement of the procedures to be followed by the stockholders of the Company desiring to exercise any appraisal rights available thereunder and is qualified in its entirety by reference to Section 262 of the DGCL. The proper exercise of appraisal rights requires strict adherence to the applicable provisions of the DGCL. A copy of Section 262 of the DGCL is included as Annex B to this Schedule 14D-9.

Anti-Takeover Statutes.

In general, Section 203 of the DGCL (“Section 203”) restricts an “interested stockholder” (in general, a person who individually or with or through any of its affiliates or associates, owns 15% or more of a corporation’s outstanding voting stock or is an affiliate or associate of the corporation and was the owner of 15% or more of a corporation’s outstanding voting stock at any time within the three-year-period immediately prior to the date of the determination as to whether such person is an interested stockholder) from engaging in a “business combination” (defined to include mergers and certain other actions) with a Delaware corporation for three years following the time such person became an interested stockholder unless: (i) before such person became an interested stockholder, the board of directors of the corporation approved either the transaction in which the interested stockholder became an interested stockholder or the business combination; (ii) upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding (but not the outstanding voting stock owned by the interested stockholder) those Shares owned by (A) persons who are directors and also officers and (B) employee stock plans in which employee participants do not have the right to determine confidentially whether Shares held subject to the plan will be tendered in a tender or exchange offer; or (iii) at or subsequent to such time that such person became an interested stockholder, the business combination is (A) approved by the board of directors of the corporation and (B) authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of the holders of at least 66 2/3% of the outstanding voting stock of the corporation not owned by the interested stockholder.

As a Delaware corporation, the Company is subject to and has not opted out of Section 203.

The foregoing descriptions are not complete and is qualified in its entirety by reference to the provisions of the Company’s charter and Section 203.

Many other states also have adopted laws and regulations which purport to be applicable to attempts to acquire securities of corporations that are incorporated or have substantial assets, stockholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in such states. We are not aware of any other state anti-takeover laws or regulations that are applicable to the Merger Agreement and the transactions contemplated thereby, and have not attempted to comply with any state anti-takeover laws or regulations other than as described above. If any government official or third party should seek to apply any such state anti-takeover law to the Offer and/or the Merger, each of Parent, Merger Sub and the Company will take such action as then appears desirable to cause such state anti-takeover law to be inapplicable, which action may include challenging the applicability or validity of such statute in appropriate court proceedings. In the event it is asserted that one or more state anti-takeover statutes is applicable to the Offer and/or the Merger, and an appropriate court does not determine that it is inapplicable or invalid as applied to the Offer and/or the Merger, Parent, Merger Sub and the Company, as applicable, might be required to file certain information with, or to receive approvals from, the relevant state authorities or holders of Shares, and Parent and Merger Sub, as applicable, might be unable to accept for payment or pay for Shares tendered pursuant to the Offer, or be delayed in continuing or consummating the Offer or the Merger, as applicable. In such case, Parent and Merger Sub, as applicable, may not be obligated to accept for payment or pay for any tendered Shares.

Regulatory Approvals.

U.S. Antitrust Laws

As of the date hereof, Parent, Merger Sub and the Company have determined that the transaction is not subject to the premerger notification requirements of the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended (the “HSR Act”) and that the parties are not required to file a premerger notification and report form.

The Federal Trade Commission (the “FTC”) and the Antitrust Division of the Department of Justice (the “DOJ”) may scrutinize the legality under the antitrust laws of transactions such as the transactions contemplated by the Merger Agreement, notwithstanding the fact that the transaction is not subject to the HSR Act premerger notification requirements. At any time before or after Merger Sub’s acceptance for payment of Shares pursuant to the tender offer, if the DOJ or the FTC believes that the Offer would violate the U.S. federal antitrust laws by substantially lessening competition in any line of commerce affecting U.S. consumers, the FTC and the DOJ have the authority to challenge the transaction by seeking a federal court order enjoining the transaction or, if Shares have already been acquired, unwinding the transaction, or requiring disposition of those Shares, or the divestiture of substantial assets of Merger Sub, the Company, or any of their respective subsidiaries or affiliates, or seek other structural or conduct relief. At any time before or after consummation of the transaction, notwithstanding the inapplicability of the HSR Act, U.S. state attorneys general and private persons may also bring legal action under the antitrust laws seeking similar relief or seeking conditions to the completion of the tender offer. There can be no assurance that a challenge to the tender offer on antitrust grounds will not be made or, if a challenge is made, what the result will be. If any such action prevents the Offer or the Merger from being consummated, Merger Sub may not be obligated to consummate the tender offer or the merger. See Section 13— “Conditions of the Offer” of the Offer to Purchase.

The Company, Merger Sub and Parent cannot assure you that any U.S. or non-U.S. government agencies, including state attorneys general or private parties, will not initiate actions to challenge the transaction before or after it is completed. Any such challenge to the transaction could result in a court order enjoining the Offer or the Merger. Such restrictions and conditions could include requiring the divestiture or spin-off of assets or businesses. Under the terms of the merger agreement, Parent and Merger Sub are required to commit to any divestitures or similar arrangements with respect to its and the Company’s assets or conduct of business arrangements if that divestiture or arrangement is a condition to obtain any clearance or approval from any governmental entity in order to complete the transaction.

Stockholder Approval of the Merger Not Required.

Section 251(h) of the DGCL provides that, subject to certain statutory requirements, if following consummation of a tender offer for stock of a public Delaware corporation, the stock irrevocably accepted for purchase pursuant to such offer and received by the depositary prior to the expiration of such offer, plus the stock otherwise owned by the acquiror equals at least such percentage of the stock, and of each class or series thereof, of the target corporation that would otherwise be required to adopt a merger agreement under the DGCL or the target’s certificate of incorporation, and each outstanding share of each class or series of stock that is the subject of the tender offer and is not irrevocably accepted for purchase in the offer is to be converted in such merger into the right to receive the same amount and kind of consideration to be paid for shares of such class or series of stock irrevocably accepted for purchase in the tender offer, the acquiror can effect a merger without a vote of the stockholders of the target corporation. Accordingly, the parties have agreed that, subject to the conditions specified in the Merger Agreement, including if the Offer is consummated and the number of Shares validly tendered in accordance with the terms of the Offer and not validly withdrawn prior to the expiration of the Offer (together with the Shares then owned by Merger Sub, if any) is one Share more than 50% of the then outstanding Shares, the Merger will be effected as soon as practicable following such consummation without a vote of the stockholders of the Company, in accordance with Section 251(h) of the DGCL. The Company’s certificate of incorporation has no restrictions relating to a merger or business combination being undertaken pursuant Section 251(h) of the DGCL.

In addition, as further described above, no vote of stockholders is required under Section 203 of the DGCL as the Company has opted out of Section 203, nor under the provisions of the Company’s charter, as the Board has approved the Merger Agreement and the Transactions for purposes of the Company’s charter and neither Parent, nor Merger Sub is, nor at any time during the last three years has been, an “interested stockholder” of the Company as defined in the Company’s charter.

Conditions to the Offer.

The information regarding the conditions of the Offer contained in Section 13 of the Offer to Purchase is incorporated herein by reference.

Annual and Quarterly Reports.

For additional information regarding the business and the financial results and condition of the Company, please see the Company’s Annual Report on Form 10-K, as amended, for the year ended December 31, 2021 and its subsequent Quarterly Reports on Form 10-Q, including that for the three months ended March 31, 2022, and other Company filings made with the SEC.

Forward-Looking Statements.

This Schedule 14D-9 includes forward-looking statements which reflect management’s current views and estimates regarding the ability of the parties to complete the proposed transaction and the expected timing of completion of the proposed transaction, among other matters. The words “anticipate”, “assume”, “believe”, “continue”, “could”, “estimate”, “expect”, “forecast”, “future”, “guidance”, “imply”, “intend”, “may”, “outlook”, “plan”, “potential”, “predict”, “project”, and similar terms and phrases are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. The Company cannot assure investors that future developments affecting the Company will be those that it has anticipated. Actual results may differ materially from these expectations due to uncertainties related to the successful completion of our acquisition by Parent and Merger Sub, or our failure to complete such acquisition; the impact of the pendency of our acquisition by Parent and Merger Sub on our business and operations; uncertainty surrounding how many of the Company’s stockholders will tender their shares in the tender offer; the possibility that any or all of the various conditions to the consummation of the tender offer, may not be satisfied or waived in a timely manner, if at all; the possibility of business disruptions due to transaction-related uncertainty; the occurrence of any event, change or other circumstance that could give rise to the termination of the Merger Agreement; and other risks and uncertainties detailed in the Company’s most recent Annual Report on Form 10-K, as amended, including, but not limited to, “Part I, Item 1A. Risk Factors” and “Part II, Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations” and Quarterly Reports on Form 10-Q, each of which is filed with the SEC and available at www.sec.gov, and other filings that the Company may make with the SEC in the future. If one or more of these risks or uncertainties materialize, or if any of the Company’s assumptions prove incorrect, the Company’s actual results may vary in material respects from those projected in these forward-looking statements. These forward-looking statements reflect the Company’s expectations as of the date of this Schedule 14D-9. Factors or events that could affect the Transactions or cause actual events, results or performance to differ, including materially, may emerge from time to time, and it is not possible for the Company to predict all of them. Accordingly, no assurances can be given as to, among other things, whether the Transactions will be completed or if any of the other events anticipated by the forward-looking statements will occur or what impact they will have. Any forward-looking statements made by the Company in this Schedule 14D-9 speaks only as of the date hereof. The Company does not undertake and specifically disclaims any obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by any applicable securities laws. The Company will amend this Schedule 14D-9 to reflect any material change in the information previously disclosed herein, consistent with the Company’s obligation under Exchange Act Rule 14d-9(c) and General Instruction E to Schedule 14D-9.

Item 9. Exhibits.

The following Exhibits are filed herewith or incorporated herein by reference:

(a)(1)(A)	Offer to Purchase dated May 25, 2022 (incorporated by reference to Exhibit (a)(1)(A) to the Schedule TO filed by Balmoral Swan MergerSub, Inc. on May 25, 2022 (the “Schedule TO”).

(a)(1)(B)	Form of Letter of Transmittal (including Guidelines for Certification of Taxpayer Identification Number on Substitute Form W-9) (incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO.

(a)(1)(C)	Form of Notice of Guaranteed Delivery (incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO.

(a)(1)(D)	Form of Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO.

(a)(1)(E)	Form of Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO.

(a)(1)(F)	Form of Letter of Instruction and Notice to Participants in the Texas Oil & Chemical Co. II, Inc. 401(K) Plan (incorporated by reference to Exhibit (a)(1)(F) to the Schedule TO.

(a)(5)(A)	Text of Press Release dated May 11, 2022 issued by Trecora Resources (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed May 12, 2022 (File No. 001-33926)).

(a)(5)(B)	Text of Summary Advertisement as published in The New York Times on May 25, 2022 (incorporated by reference to Exhibit (a)(1)(G) of the Schedule TO.

(a)(5)(C)	Opinion of Guggenheim Securities dated May 11, 2022 (included as Annex A to this Schedule 14D-9).

(e)(1)	Agreement and Plan of Merger, dated as of May 11, 2022, by and among Trecora Resources, Balmoral Swan Parent, Inc., a Delaware corporation and Balmoral Swan MergerSub, Inc., a Delaware corporation (incorporated by reference to Exhibit 2.1 to the Company’s Current Report on Form 8-K, filed May 12, 2022 (File No. 001-33926)).

(e)(2)	Amendment to Agreement and Plan of Merger, dated as of May 25, 2022, by and among Trecora Resources, Balmoral Swan Parent, Inc., a Delaware corporation and Balmoral Swan MergerSub, Inc., a Delaware corporation (incorporated by reference to Exhibit 99.1 to the Company’s Current Report on Form 8-K, filed May 25, 2022 (File No. 001-33926)).

(e)(3)	Equity Commitment Letter, dated as of May 11, 2022, pursuant to which Balmoral Special Situations Fund III, L.P., a fund managed by affiliates of Balmoral Funds, LLC, has committed cash as capital to Parent (incorporated by reference to Exhibit (d)(3)to the Schedule TO.

(e)(4)	Debt Commitment Letter, dated as of May 11, 2022, between Bank of America, N.A. and Balmoral Swan Parent, Inc. (incorporated by reference to Exhibit (b)(1) to the Schedule TO.

(e)(5)	Debt Commitment Letter, dated as of May 11, 2022, by and among White Oak Global Advisors, LLC, SPP Credit Advisors, LLC and Balmoral Swan Parent, Inc. (incorporated by reference to Exhibit (b)(2) to the Schedule TO.

(e)(6)	Limited Guarantee, dated as of May 11, 2022, delivered by Balmoral Special Situations Fund III, L.P., a fund managed by affiliates of Balmoral Funds, LLC, in favor of Trecora Resources (incorporated by reference to Exhibit (d)(5) to the Schedule TO.

(e)(7)	Assignment and Assumption Agreement, dated as of May 16, 2022, by and between Balmoral Special Situations Fund III, L.P. and Balmoral Special Situations Fund IV, L.P. (incorporated by reference to Exhibit (d)(4) to the Schedule TO.

(e)(8)	Confidentiality Agreement, dated December 16, 2021, by and between Balmoral Funds, LLC and Trecora Resources (incorporated by reference to Exhibit (d)(6) to the Schedule TO.

(e)(9)	Form of Tender and Support Agreement, dated May 11, 2022, by and among Parent and the stockholders party thereto (incorporated by reference to Exhibit 99.2 to the Company’s Form 8-K, filed on May 12, 2022 (File No. 001-33926)).

(e)(10)	Rights Agreement, dated May 11, 2022, by and between Trecora Resources and Computershare Trust Company, N.A. (incorporated by reference to Exhibit 4.1 to the Company’s Current Report on Form 8-K, filed May 12, 2022 (File No. 001-33926)).

(e)(11)	Employment Contract, dated October 1, 2014, between Trecora Resources and Peter M. Loggenberg, Ph.D. (incorporated by reference to Exhibit 10(c) to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (File No. 001-33926)).

(e)(12)	Severance Agreement and Covenant not to Compete, Solicit and Disclose, dated October 1, 2014, between Trecora Resources and Subsidiaries and Peter M. Loggenberg, Ph.D. (incorporated by reference to Exhibit 10(d) to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2017 (File No. 001-33926)).

(e)(13)	First Amendment to Employment Contract, effective as of March 7, 2018, between Trecora Resources and Peter Loggenberg, Ph.D. (incorporated by reference to Exhibit 10(a) to the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2018 (File No. 001–33926)).

(e)(14)	Letter Agreement, dated as of February 21, 2019, between Trecora Resources and Peter M. Loggenberg, Ph.D. (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (File No. 001-33926)).

(e)(15)	Employment Contract, dated as of December 3, 2018, between Trecora Resources and Patrick D. Quarles (incorporated by reference to Exhibit 10(d) of the Company’s Annual Report on Form 10-K for the year ended December 31, 2018 (File No. 001-33926)).

(e)(16)	Letter Agreement, dated as of May 15, 2019, between Trecora Resources and Sami Ahmad (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2019 (File No. 001-33926)).

(e)(17)	Letter Agreement, dated as of May 8, 2020, between Trecora Resources and Michael Silberman (incorporated by reference to Exhibit 10.7 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-33926)).

(e)(18)	Letter Agreement, dated as of April 19, 2021, between Trecora Resources and Rafael Pons (incorporated by reference to Exhibit 10.8 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-33926)).

(e)(19)	Trecora Resources Change of Control Severance Plan (incorporated by reference to Exhibit 10.11 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2019 (File No. 001-33926)).

(e)(20)	Trecora Resources Stock and Incentive Plan, as amended by the First Amendment (incorporated by reference to Appendix C to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 10, 2018).

(e)(21)	Second Amendment to the Trecora Resources Stock and Incentive Plan (incorporated by reference to Appendix B to the Company’s Definitive Proxy Statement on Schedule 14A filed on April 10, 2018)

(e)(22)	Form of Trecora Resources Stock and Incentive Plan Restricted Stock Unit Agreement (incorporated by reference to Exhibit 10.3 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2019 (File No. 001-33926)).

(e)(23)	Form of Trecora Resources Stock and Incentive Plan Restricted Stock Unit Agreement (Time-Based Grants) (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2020 (File No. 001-33926)).

(e)(24)	Form of Trecora Resources Stock and Incentive Plan Restricted Stock Unit Agreement (Performance-Based Grants) (incorporated by reference to Exhibit 10.5 of the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2020 (File No. 001-33926)).

(e)(25)	Form of Trecora Resources Stock and Incentive Plan Restricted Stock Unit Agreement (Time-Based) (incorporated by reference to Exhibit 10.1 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (File No. 001-33926)).

(e)(26)	Form of Trecora Resources Stock and Incentive Plan Restricted Stock Unit Agreement (Performance-Based) (incorporated by reference to Exhibit 10.2 of the Company’s Quarterly Report on Form 10-Q for the quarter ended March 31, 2021 (File No. 001-33926)).

(e)(27)	Arabian American Development Company Non-Employee Director Stock Option Plan adopted April 7, 2008 (incorporated by reference to Exhibit B to the Company’s Form DEF 14A filed April 30, 2008 (File No. 001-33926)).

(e)(28)	Summary of Trecora Resources Annual Bonus Program (incorporated by reference to Exhibit 10.14 of the Company’s Annual Report on Form 10-K for the year ended December 31, 2021 (File No. 001-33926)).

(e)(29)	The Company’s Annual Report on Form 10-K/A for the year ended December 31, 2021, filed on April 29, 2022 (File No. 001-33926) (including the information required by Part III of Form 10-K which was previously omitted from the Annual Report on Form 10-K for the year ended December 31, 2021, filed on March 10, 2022 (File No. 001-33926)).

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: May 26, 2022

TRECORA RESOURCES

By:	/s/ Patrick D. Quarles
Name:	Patrick D. Quarles
Title:	President, Chief Executive Officer and Director

ANNEX A

See attached.

Guggenheim Securities, LLC 330 Madison Avenue New York, New York 10017 GuggenheimPartners.com

EXECUTION COPY

May 11, 2022

The Board of Directors

Trecora Resources

1650 Hwy 6 South, Suite 190

Sugar Land, Texas 77478

Members of the Board:

We understand that (i) Balmoral Swan Parent, Inc. (“Parent”), an affiliate of Balmoral Funds LLC (“Balmoral”), (ii) Balmoral Swan MergerSub, Inc., a wholly owned, direct subsidiary of Parent (“Merger Sub”) and (iii) Trecora Resources (“Trecora”) intend to enter into an Agreement and Plan of Merger to be dated as of May 11, 2022 (the “Agreement”), pursuant to which (i) Merger Sub will commence a tender offer to purchase all of the issued and outstanding shares of common stock, par value $0.10 per share, of Trecora (the “Shares” and such tender offer, the “Offer”) at a price of $9.81 per share in cash (the “Offer Price”) and (ii) following consummation of the Offer, Merger Sub will be merged with and into Trecora, with Trecora continuing as the surviving corporation and as a wholly owned subsidiary of Parent (the “Merger” and, taken together with the Offer as an integrated transaction, the “Transaction”), pursuant to which each Share (other than Dissenting Shares (as defined in the Agreement) or Shares that are owned directly by Trecora (or any wholly owned subsidiary of Trecora), Parent, Merger Sub or any of their respective affiliates immediately prior to the effective time of the Merger (“Cancelled Shares”)) will be converted into the right to receive the Offer Price. The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have asked us to render our opinion as to whether the Offer Price to be received by the holders of Shares (excluding Cancelled Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

In connection with rendering our opinion, we have:

•	Reviewed a draft of the Agreement dated as of May 10, 2022;

•	Reviewed certain publicly available business and financial information regarding Trecora;

•

Reviewed certain non-public business and financial information regarding Trecora’s businesses and future prospects (including certain financial projections for Trecora on a stand-alone basis for the years ending December 31, 2022 through December 21, 2026 (the “Trecora-Provided Financial Projections”) and certain other estimates and other forward-looking information), all as prepared and approved for our use by Trecora’s senior management (collectively, the “Trecora-Provided Information”);

•	Performed discounted cash flow analyses based on the Trecora-Provided Financial Projections;

•	Reviewed the valuation and financial metrics of certain mergers and acquisitions that we deemed relevant in evaluating the Transaction;

•	Reviewed the historical prices, trading multiples and trading activity of the Shares;

•

Compared the financial performance of Trecora and the trading multiples and trading activity of the Shares with corresponding data for certain other publicly traded companies that we deemed relevant in evaluating Trecora;

•	Performed illustrative leveraged buyout analyses based on the Trecora-Provided Financial Projections; and

•	Conducted such other studies, analyses, inquiries and investigations as we deemed appropriate.

The Board of Directors

Trecora Resources

May 11, 2022

With respect to the information used in arriving at our opinion:

•

We have relied upon and assumed the accuracy, completeness and reasonableness of all industry, business, financial, legal, regulatory, tax, accounting, actuarial and other information provided by or discussed with Trecora (including, without limitation, the Trecora-Provided Information) or obtained from public sources, data suppliers and other third parties.

•

We (i) do not assume any responsibility, obligation or liability for the accuracy, completeness, reasonableness, achievability or independent verification of, and we have not independently verified, any such information (including, without limitation, the Trecora-Provided Information), (ii) express no view or opinion regarding the reasonableness or achievability of the Trecora-Provided Financial Projections, any other estimates and any other forward-looking information provided by Trecora or the assumptions upon which any of the foregoing are based and (iii) have relied upon the assurances of Trecora’s senior management that they are unaware of any facts or circumstances that would make the Trecora-Provided Information incomplete, inaccurate or misleading.

•

Specifically, with respect to (i) the Trecora-Provided Financial Projections utilized in our analyses, (a) we have been advised by Trecora’s senior management, and we have assumed, that the Trecora-Provided Financial Projections have been reasonably prepared on bases reflecting the best currently available estimates and judgments of Trecora’s senior management as to the expected future performance of Trecora on a stand-alone basis and (b) we have assumed that the Trecora-Provided Financial Projections have been reviewed by Trecora’s Board of Directors with the understanding that such information will be used and relied upon by us in connection with rendering our opinion and (ii) any financial projections/forecasts, any other estimates and/or any other forward-looking information obtained by us from public sources, data suppliers and other third parties, we have assumed that such information is reasonable and reliable.

During the course of our engagement, we were asked by Trecora’s Board of Directors to solicit indications of interest from various potential strategic acquirors, merger partners, private equity firms or other such parties regarding a potential extraordinary corporate transaction with or involving Trecora, and we have considered the results of such solicitation process in rendering our opinion.

In arriving at our opinion, we have not performed or obtained any independent appraisal of the assets or liabilities (including any contingent, derivative or off-balance sheet assets and liabilities) of Trecora or any other entity or the solvency or fair value of Trecora or any other entity, nor have we been furnished with any such appraisals. We are not legal, regulatory, tax, consulting, accounting, appraisal or actuarial experts and nothing in our opinion should be construed as constituting advice with respect to such matters; accordingly, we have relied on the assessments of Trecora’s senior management and Trecora’s other professional advisors with respect to such matters. We are not expressing any view or rendering any opinion regarding the tax consequences of the Transaction to Trecora or its securityholders.

In rendering our opinion, we have assumed that, in all respects meaningful to our analyses, (i) the final executed form of the Agreement will not differ from the draft that we have reviewed, (ii) Trecora, Parent and Merger Sub will comply with all terms and provisions of the Agreement and (iii) the representations and warranties of Trecora, Parent and Merger Sub contained in the Agreement are true and correct and all conditions to the obligations of each party to the Agreement to consummate the Transaction will be satisfied without any waiver, amendment or modification thereof. We also have assumed that the Transaction will be consummated in a timely manner in accordance with the terms of the Agreement and in compliance with all applicable legal and other

The Board of Directors

Trecora Resources

May 11, 2022

requirements, without any delays, limitations, restrictions, conditions, waivers, amendments or modifications (regulatory, tax-related or otherwise) that would have an effect on Trecora, Parent, Merger Sub or the Transaction in any way meaningful to our analyses or opinion.

In rendering our opinion, we do not express any view or opinion as to the price or range of prices at which the Shares or other securities or financial instruments of or relating to Trecora may trade or otherwise be transferable at any time, including subsequent to the announcement or consummation of the Transaction.

We have acted as a financial advisor to Trecora in connection with the Transaction and will receive a customary fee for such services, a substantial portion of which is payable upon successful consummation of the Transaction and a portion of which is payable upon the rendering of our opinion. In addition, Trecora has agreed to reimburse us for certain expenses and to indemnify us against certain liabilities arising out of our engagement.

Aside from our current engagement by Trecora, we have not been previously engaged during the past two years by Trecora, nor have we been previously engaged during the past two years by Balmoral or Parent, to provide financial advisory or investment banking services for which we received fees. We may seek to provide Trecora, Balmoral and Parent and their respective affiliates with financial advisory and investment banking services unrelated to the Transaction in the future, for which services we would expect to receive compensation.

We and our affiliates and related entities engage in a wide range of financial services activities for our and their own accounts and the accounts of customers, including but not limited to asset, investment and wealth management; insurance services; investment banking, corporate finance, mergers and acquisitions and restructuring; merchant banking; fixed income and equity sales, trading and research; and derivatives, foreign exchange and futures. In the ordinary course of these activities, we and our affiliates and related entities may (i) provide such financial services to Trecora, Balmoral, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies, for which services we and our affiliates and related entities may have received, and may in the future receive, compensation and (ii) directly and indirectly hold long and short positions, trade and otherwise conduct such activities in or with respect to loans, debt and equity securities and derivative products of or relating to Trecora, Balmoral, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies. Furthermore, we and our affiliates and related entities and our or their respective directors, officers, employees, consultants and agents may have investments in Trecora, Balmoral, Parent or other participants in the Transaction and their respective affiliates, investment funds and portfolio companies.

Consistent with applicable legal and regulatory guidelines, we have adopted certain policies and procedures to establish and maintain the independence of our research departments and personnel. As a result, our research analysts may hold views, make statements or investment recommendations and publish research reports with respect to Trecora, Balmoral, Parent, other participants in the Transaction and their respective affiliates, investment funds and portfolio companies and the Transaction that differ from the views of our investment banking personnel.

Our opinion has been provided to Trecora’s Board of Directors (in its capacity as such) for its information and assistance in connection with its evaluation of the Offer Price. Our opinion may not be disclosed publicly, made available to third parties or reproduced, disseminated, quoted from or referred to at any time, in whole or in part, without our prior written consent; provided, however, that this letter may be included in its entirety in any Solicitation/Recommendation Statement on Schedule 14D-9 to be distributed to the holders of Shares in connection with the Transaction.

The Board of Directors

Trecora Resources

May 11, 2022

Our opinion and any materials provided in connection therewith do not constitute a recommendation to Trecora’s Board of Directors with respect to the Transaction, nor does our opinion or any summary of our underlying analyses constitute advice or a recommendation to any holder of Shares as to whether to tender any such shares pursuant to the Offer or how to act in connection with the Transaction or otherwise. Our opinion does not address Trecora’s underlying business or financial decision to pursue or effect the Transaction, the relative merits of the Transaction as compared to any alternative business or financial strategies that might exist for Trecora, the financing of the Transaction by Parent or the effects of any other transaction in which Trecora might engage. Our opinion addresses only the fairness, from a financial point of view and as of the date hereof, of the Offer Price to be received by the holders of Shares (excluding Cancelled Shares) pursuant to the Agreement to the extent expressly specified herein. We do not express any view or opinion as to (i) any other term, aspect or implication of (a) the Transaction (including, without limitation, the form or structure of the Transaction) or the Agreement or (b) any tender and support agreement or any other agreement, transaction document or instrument contemplated by the Agreement or to be entered into or amended in connection with the Transaction or (ii) the fairness, financial or otherwise, of the Transaction to, or of any consideration to be paid to or received by, the holders of any class of securities (other than as expressly specified herein), creditors or other constituencies of Trecora. Furthermore, we do not express any view or opinion as to the fairness, financial or otherwise, of the amount or nature of any compensation payable to or to be received by any of Trecora’s directors, officers or employees, or any class of such persons, in connection with the Transaction relative to the Offer Price or otherwise.

Our opinion has been authorized for issuance by our Fairness Opinion and Valuation Committee. Our opinion is subject to the assumptions, limitations, qualifications and other conditions contained herein and is necessarily based on economic, business, capital markets and other conditions, and the information made available to us, as of the date hereof. As Trecora is aware, global economic conditions and the global capital markets have been experiencing and remain subject to significant volatility, and Guggenheim Securities expresses no view or opinion as to any potential effects of such volatility on Trecora, the Transaction or the financing thereof. We assume no responsibility for updating or revising our opinion based on facts, circumstances or events occurring after the date hereof.

Based on and subject to the foregoing, it is our opinion that, as of the date hereof, the Offer Price to be received by the holders of Shares (excluding Cancelled Shares) pursuant to the Agreement is fair, from a financial point of view, to such holders.

Very truly yours,

GUGGENHEIM SECURITIES, LLC

ANNEX B

Section 262 of the General Corporation Law of the State of Delaware

§ 262. Appraisal rights [For application of this section, see § 17; 82 Del. Laws, c. 45, § 23; and 82 Del. Laws, c. 256, § 24]

(a)

Any stockholder of a corporation of this State who holds shares of stock on the date of the making of a demand pursuant to subsection (d) of this section with respect to such shares, who continuously holds such shares through the effective date of the merger or consolidation, who has otherwise complied with subsection (d) of this section and who has neither voted in favor of the merger or consolidation nor consented thereto in writing pursuant to § 228 of this title shall be entitled to an appraisal by the Court of Chancery of the fair value of the stockholder’s shares of stock under the circumstances described in subsections (b) and (c) of this section. As used in this section, the word “stockholder” means a holder of record of stock in a corporation; the words “stock” and “share” mean and include what is ordinarily meant by those words; and the words “depository receipt” mean a receipt or other instrument issued by a depository representing an interest in 1 or more shares, or fractions thereof, solely of stock of a corporation, which stock is deposited with the depository.

(b)

Appraisal rights shall be available for the shares of any class or series of stock of a constituent corporation in a merger or consolidation to be effected pursuant to § 251 (other than a merger effected pursuant to § 251(g) of this title), § 252, § 254, § 255, § 256, § 257, § 258, § 263 or § 264 of this title:

(1)

Provided, however, that no appraisal rights under this section shall be available for the shares of any class or series of stock, which stock, or depository receipts in respect thereof, at the record date fixed to determine the stockholders entitled to receive notice of the meeting of stockholders to act upon the agreement of merger or consolidation (or, in the case of a merger pursuant to § 251(h), as of immediately prior to the execution of the agreement of merger), were either: (i) listed on a national securities exchange or (ii) held of record by more than 2,000 holders; and further provided that no appraisal rights shall be available for any shares of stock of the constituent corporation surviving a merger if the merger did not require for its approval the vote of the stockholders of the surviving corporation as provided in § 251(f) of this title.

(2)

Notwithstanding paragraph (b)(1) of this section, appraisal rights under this section shall be available for the shares of any class or series of stock of a constituent corporation if the holders thereof are required by the terms of an agreement of merger or consolidation pursuant to §§ 251, 252, 254, 255, 256, 257, 258, 263 and 264 of this title to accept for such stock anything except:

a.	Shares of stock of the corporation surviving or resulting from such merger or consolidation, or depository receipts in respect thereof;

b.

Shares of stock of any other corporation, or depository receipts in respect thereof, which shares of stock (or depository receipts in respect thereof) or depository receipts at the effective date of the merger or consolidation will be either listed on a national securities exchange or held of record by more than 2,000 holders;

c.	Cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a. and b. of this section; or

d.

Any combination of the shares of stock, depository receipts and cash in lieu of fractional shares or fractional depository receipts described in the foregoing paragraphs (b)(2)a., b. and c. of this section.

(3)

In the event all of the stock of a subsidiary Delaware corporation party to a merger effected under § 253 or § 267 of this title is not owned by the parent immediately prior to the merger, appraisal rights shall be available for the shares of the subsidiary Delaware corporation.

(4)	[Repealed.]

(c)

Any corporation may provide in its certificate of incorporation that appraisal rights under this section shall be available for the shares of any class or series of its stock as a result of an amendment to its certificate of incorporation, any merger or consolidation in which the corporation is a constituent corporation or the sale of all or substantially all of the assets of the corporation. If the certificate of incorporation contains such a provision, the provisions of this section, including those set forth in subsections (d),(e), and (g) of this section, shall apply as nearly as is practicable.

(d)	Appraisal rights shall be perfected as follows:

(1)

If a proposed merger or consolidation for which appraisal rights are provided under this section is to be submitted for approval at a meeting of stockholders, the corporation, not less than 20 days prior to the meeting, shall notify each of its stockholders who was such on the record date for notice of such meeting (or such members who received notice in accordance with § 255(c) of this title) with respect to shares for which appraisal rights are available pursuant to subsection (b) or (c) of this section that appraisal rights are available for any or all of the shares of the constituent corporations, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Each stockholder electing to demand the appraisal of such stockholder’s shares shall deliver to the corporation, before the taking of the vote on the merger or consolidation, a written demand for appraisal of such stockholder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such stockholder’s shares. A proxy or vote against the merger or consolidation shall not constitute such a demand. A stockholder electing to take such action must do so by a separate written demand as herein provided. Within 10 days after the effective date of such merger or consolidation, the surviving or resulting corporation shall notify each stockholder of each constituent corporation who has complied with this subsection and has not voted in favor of or consented to the merger or consolidation of the date that the merger or consolidation has become effective; or

(2)

If the merger or consolidation was approved pursuant to § 228, § 251(h), § 253, or § 267 of this title, then either a constituent corporation before the effective date of the merger or consolidation or the surviving or resulting corporation within 10 days thereafter shall notify each of the holders of any class or series of stock of such constituent corporation who are entitled to appraisal rights of the approval of the merger or consolidation and that appraisal rights are available for any or all shares of such class or series of stock of such constituent corporation, and shall include in such notice a copy of this section and, if 1 of the constituent corporations is a nonstock corporation, a copy of § 114 of this title. Such notice may, and, if given on or after the effective date of the merger or consolidation, shall, also notify such stockholders of the effective date of the merger or consolidation. Any stockholder entitled to appraisal rights may, within 20 days after the date of giving such notice or, in the case of a merger approved pursuant to § 251(h) of this title, within the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days after the date of giving such notice, demand in writing from the surviving or resulting corporation the appraisal of such holder’s shares; provided that a demand may be delivered to the corporation by electronic transmission if directed to an information processing system (if any) expressly designated for that purpose in such notice. Such demand will be sufficient if it reasonably informs the corporation of the identity of the stockholder and that the stockholder intends thereby to demand the appraisal of such holder’s shares. If such notice did not notify stockholders of the effective date of the merger or consolidation, either (i) each such constituent corporation shall send a second notice before the effective date of the merger or consolidation notifying each of the holders of any class or series of stock of such constituent corporation that are entitled to appraisal rights of the effective date of the merger or consolidation or (ii) the surviving or resulting corporation shall send such a second notice to all such holders on or within 10 days after such effective date; provided, however, that if such second notice is sent more than 20 days following the sending of the first notice or, in the case of a merger approved pursuant to § 251(h) of this title, later than the later of the consummation of the offer contemplated by § 251(h) of this title and 20 days following the sending of the first notice, such second notice need only be sent to each stockholder who is entitled to appraisal rights and who has demanded appraisal of such holder’s shares in accordance with this subsection. An affidavit of the secretary or assistant secretary or of the transfer agent of the corporation that is required to give either notice that such notice has been given shall, in the absence of fraud, be prima facie evidence of the facts stated therein. For purposes of determining the stockholders entitled to receive either notice, each constituent corporation may fix, in advance, a record date that shall be not more than 10 days prior to the date the notice is given, provided, that if the notice is given on or after the effective date of the merger or consolidation, the record date shall be such effective date. If no record date is fixed and the notice is given prior to the effective date, the record date shall be the close of business on the day next preceding the day on which the notice is given.

(e)

Within 120 days after the effective date of the merger or consolidation, the surviving or resulting corporation or any stockholder who has complied with subsections (a) and (d) of this section hereof and who is otherwise entitled to appraisal rights, may commence an appraisal proceeding by filing a petition in the Court of Chancery demanding a determination of the value of the stock of all such stockholders. Notwithstanding the foregoing, at any time within 60 days after the effective date of the merger or consolidation, any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party shall have the right to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation. Within 120 days after the effective date of the merger or consolidation, any stockholder who has complied with the requirements of subsections (a) and (d) of this section hereof, upon request given in writing (or by electronic transmission directed to an information processing system (if any) expressly designated for that purpose in the notice of appraisal), shall be entitled to receive from the corporation surviving the merger or resulting from the consolidation a statement setting forth the aggregate number of shares not voted in favor of the merger or consolidation (or, in the case of a merger approved pursuant to § 251(h) of this title, the aggregate number of shares (other than any excluded stock (as defined in § 251(h)(6)d. of this title)) that were the subject of, and were not tendered into, and accepted for purchase or exchange in, the offer referred to in § 251(h)(2)), and, in either case, with respect to which demands for appraisal have been received and the aggregate number of holders of such shares. Such statement shall be given to the stockholder within 10 days after such stockholder’s request for such a statement is received by the surviving or resulting corporation or within 10 days after expiration of the period for delivery of demands for appraisal under subsection (d) of this section hereof, whichever is later. Notwithstanding subsection (a) of this section, a person who is the beneficial owner of shares of such stock held either in a voting trust or by a nominee on behalf of such person may, in such person’s own name, file a petition or request from the corporation the statement described in this subsection.

(f)

Upon the filing of any such petition by a stockholder, service of a copy thereof shall be made upon the surviving or resulting corporation, which shall within 20 days after such service file in the office of the Register in Chancery in which the petition was filed a duly verified list containing the names and addresses of all stockholders who have demanded payment for their shares and with whom agreements as to the value of their shares have not been reached by the surviving or resulting corporation. If the petition shall be filed by the surviving or resulting corporation, the petition shall be accompanied by such a duly verified list. The Register in Chancery, if so, ordered by the Court, shall give notice of the time and place fixed for the hearing of such petition by registered or certified mail to the surviving or resulting corporation and to the stockholders shown on the list at the addresses therein stated. Such notice shall also be given by 1 or more publications at least 1 week before the day of the hearing, in a newspaper of general circulation published in the City of Wilmington, Delaware or such publication as the Court deems advisable. The forms of the notices by mail and by publication shall be approved by the Court, and the costs thereof shall be borne by the surviving or resulting corporation.

(g)

At the hearing on such petition, the Court shall determine the stockholders who have complied with this section and who have become entitled to appraisal rights. The Court may require the stockholders who have demanded an appraisal for their shares and who hold stock represented by certificates to submit their certificates of stock to the Register in Chancery for notation thereon of the pendency of the appraisal proceedings; and if any stockholder fails to comply with such direction, the Court may dismiss the proceedings as to such stockholder. If immediately before the merger or consolidation the shares of the class or series of stock of the constituent corporation as to which appraisal rights are available were listed on a national securities exchange, the Court shall dismiss the proceedings as to all holders of such shares who are otherwise entitled to appraisal rights unless (1) the total number of shares entitled to appraisal exceeds 1% of the outstanding shares of the class or series eligible for appraisal, (2) the value of the consideration provided in the merger or consolidation for such total number of shares exceeds $1 million, or (3) the merger was approved pursuant to § 253 or § 267 of this title.

(h)

After the Court determines the stockholders entitled to an appraisal, the appraisal proceeding shall be conducted in accordance with the rules of the Court of Chancery, including any rules specifically governing appraisal proceedings. Through such proceeding the Court shall determine the fair value of the shares exclusive of any element of value arising from the accomplishment or expectation of the merger or consolidation, together with interest, if any, to be paid upon the amount determined to be the fair value. In determining such fair value, the Court shall take into account all relevant factors. Unless the Court in its discretion determines otherwise for good cause shown, and except as provided in this subsection, interest from the effective date of the merger through the date of payment of the judgment shall be compounded quarterly and shall accrue at 5% over the Federal Reserve discount rate (including any surcharge) as established from time to time during the period between the effective date of the merger and the date of payment of the judgment. At any time before the entry of judgment in the proceedings, the surviving corporation may pay to each stockholder entitled to appraisal an amount in cash, in which case interest shall accrue thereafter as provided herein only upon the sum of (1) the difference, if any, between the amount so paid and the fair value of the shares as determined by the Court, and (2) interest theretofore accrued, unless paid at that time. Upon application by the surviving or resulting corporation or by any stockholder entitled to participate in the appraisal proceeding, the Court may, in its discretion, proceed to trial upon the appraisal prior to the final determination of the stockholders entitled to an appraisal. Any stockholder whose name appears on the list filed by the surviving or resulting corporation pursuant to subsection (f) of this section and who has submitted such stockholder’s certificates of stock to the Register in Chancery, if such is required, may participate fully in all proceedings until it is finally determined that such stockholder is not entitled to appraisal rights under this section.

(i)

The Court shall direct the payment of the fair value of the shares, together with interest, if any, by the surviving or resulting corporation to the stockholders entitled thereto. Payment shall be so made to each such stockholder, in the case of holders of uncertificated stock forthwith, and the case of holders of shares represented by certificates upon the surrender to the corporation of the certificates representing such stock. The Court’s decree may be enforced as other decrees in the Court of Chancery may be enforced, whether such surviving or resulting corporation be a corporation of this State or of any state.

(j)

The costs of the proceeding may be determined by the Court and taxed upon the parties as the Court deems equitable in the circumstances. Upon application of a stockholder, the Court may order all or a portion of the expenses incurred by any stockholder in connection with the appraisal proceeding, including, without limitation, reasonable attorney’s fees and the fees and expenses of experts, to be charged pro rata against the value of all the shares entitled to an appraisal.

(k)

From and after the effective date of the merger or consolidation, no stockholder who has demanded appraisal rights as provided in subsection (d) of this section shall be entitled to vote such stock for any purpose or to receive payment of dividends or other distributions on the stock (except dividends or other distributions payable to stockholders of record at a date which is prior to the effective date of the merger or consolidation); provided, however, that if no petition for an appraisal shall be filed within the time provided in subsection (e) of this section, or if such stockholder shall deliver to the surviving or resulting corporation a written withdrawal of such stockholder’s demand for an appraisal and an acceptance of the merger or consolidation, either within 60 days after the effective date of the merger or consolidation as provided in subsection (e) of this section or thereafter with the written approval of the corporation, then the right of such stockholder to an appraisal shall cease. Notwithstanding the foregoing, no appraisal proceeding in the Court of Chancery shall be dismissed as to any stockholder without the approval of the Court, and such approval may be conditioned upon such terms as the Court deems just; provided, however that this provision shall not affect the right of any stockholder who has not commenced an appraisal proceeding or joined that proceeding as a named party to withdraw such stockholder’s demand for appraisal and to accept the terms offered upon the merger or consolidation within 60 days after the effective date of the merger or consolidation, as set forth in subsection (e) of this section.

(l)

The shares of the surviving or resulting corporation to which the shares of such objecting stockholders would have been converted had they assented to the merger or consolidation shall have the status of authorized and unissued shares of the surviving or resulting corporation.